      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 6, 1996



                                                      REGISTRATION NO. 333-03012

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                             ---------------------


                                AMENDMENT NO. 1



                                       TO


                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ---------------------

                            PAGEMART WIRELESS, INC.
             (Exact name of registrant as specified in its charter)

                             ---------------------

            DELAWARE                          4812                         75-2575229
(State or other jurisdiction of   (Primary Standard Industrial          (I.R.S. Employer
 incorporation or organization)           Code Number)                Identification No.)
 6688 NORTH CENTRAL EXPRESSWAY                                          JOHN D. BELETIC
           SUITE 800                                                PAGEMART WIRELESS, INC.
        DALLAS, TX 75206                                         6688 NORTH CENTRAL EXPRESSWAY
         (214) 750-5809                                                    SUITE 800
 (Address, including zip code,                                          DALLAS, TX 75206
          and telephone                                                  (214) 750-5809
number, including area code, of                                  (Name, address, including zip
          registrant's                                            code, and telephone number,
  principal executive offices)                                   including area code, of agent
                                                                          for service)

                             ---------------------

                                   Copies to:

   SARAH JONES BESHAR                                  JERRY V. ELLIOTT
 DAVIS POLK & WARDWELL                               SHEARMAN & STERLING
  450 LEXINGTON AVENUE                               599 LEXINGTON AVENUE
NEW YORK, NEW YORK 10017                           NEW YORK, NEW YORK 10022
     (212) 450-4000                                     (212) 848-4000


                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                                                            ------------------
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and the list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                                     ------------------
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                        CALCULATION OF REGISTRATION FEE



- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------
                                                            PROPOSED MAXIMUM         AMOUNT OF
TITLE OF EACH CLASS OF                                     AGGREGATE OFFERING      REGISTRATION
SECURITIES TO BE REGISTERED                                     PRICE(1)                FEE
- ----------------------------------------------------------------------------------------------------
Class A Common Stock, par value $.0001 per share..........      $92,000,000         $31,724(2)
                                                                4,600,000            1,587(3)
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------



(1) Estimated solely for the purpose of calculating the registration fee.


(2) Previously paid.


(3) Paid herewith.


                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT
SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                            PAGEMART WIRELESS, INC.
                             CROSS REFERENCE SHEET

                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

                        FORM S-1 CAPTION                            PROSPECTUS CAPTION
      ----------------------------------------------------  -----------------------------------
  1.  Forepart of the Registration Statement and Outside
        Front Cover Page of Prospectus....................  Facing Page, Outside Front Cover
                                                              Page; Cross Reference Sheet;
                                                              Inside Front Cover Page
  2.  Inside Front and Outside Back Cover Pages of
        Prospectus........................................  Inside Front Cover Page; Table of
                                                              Contents; Additional Information
  3.  Summary Information, Risk Factors and Ratio of
        Earnings to Fixed Charges.........................  Prospectus Summary; Risk Factors
  4.  Use of Proceeds.....................................  Use of Proceeds
  5.  Determination of Offering Price.....................  Outside Front Cover Page;
                                                              Underwriters
  6.  Dilution............................................  Dilution
  7.  Selling Security Holders............................  Not Applicable
  8.  Plan of Distribution................................  Outside Front Cover Page;
                                                              Underwriters
  9.  Description of Securities to be Registered..........  Outside Front Cover Page;
                                                            Prospectus Summary; Dividend
                                                              Policy; Description of Capital
                                                              Stock
 10.  Interests of Named Experts and Counsel..............  Not Applicable
 11.  Information with Respect to the Registrant..........  Inside Front Cover Page; Prospectus
                                                              Summary; Risk Factors; Use of
                                                              Proceeds; Dividend Policy;
                                                              Dilution; Capitalization;
                                                              Selected Historical Financial and
                                                              Operating Data; Management's
                                                              Discussion and Analysis of
                                                              Financial Condition and Results
                                                              of Operations; Business;
                                                              Management; Certain Transactions;
                                                              Principal Stockholders;
                                                              Description of Capital Stock;
                                                              Consolidated Financial Statements
 12.  Disclosure of Commission Position on Indemnification
        for Securities Act Liabilities....................  Not Applicable

***************************************************************************
*                                                                         *
*  Information contained herein is subject to completion or amendment. A  *
*  registration statement relating to these securities has been filed     *
*  with the Securities and Exchange Commission. These securities may not  *
*  be sold nor may offers to buy be accepted prior to the time the        *
*  registration statement becomes effective. This prospectus shall not    *
*  constitute an offer to sell or the solicitation of an offer to buy     *
*  nor shall there be any sale of these securities in any state in which  *
*  such offer, solicitation or sale would be unlawful prior to            *
*  registration or qualification under the securities laws of any such    *
*  State.                                                                 *
*                                                                         *
***************************************************************************


PROSPECTUS (Subject to Completion)

Issued May 6, 1996


                                6,000,000 Shares


                                    PageMart
                                 Wireless, Inc.
                              CLASS A COMMON STOCK

                            ------------------------

ALL OF THE SHARES OF CLASS A COMMON STOCK, PAR VALUE $.0001 PER SHARE, ARE BEING
   OFFERED BY THE COMPANY. PRIOR TO THIS OFFERING, THERE HAS BEEN NO PUBLIC
      MARKET FOR THE CLASS A COMMON STOCK OF THE COMPANY. IT IS CURRENTLY
        ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE PER SHARE WILL
               BE BETWEEN $12 AND $14. SEE "UNDERWRITERS" FOR A
                    DISCUSSION OF THE FACTORS CONSIDERED IN
                DETERMINING THE INITIAL PUBLIC OFFERING PRICE.


                            ------------------------


APPLICATION HAS BEEN MADE FOR APPROVAL FOR TRADING OF THE CLASS A COMMON STOCK
     ON THE NASDAQ NATIONAL MARKET SYSTEM UNDER THE TRADING SYMBOL "PMWI."


                            ------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR INFORMATION THAT SHOULD BE
                     CONSIDERED BY PROSPECTIVE INVESTORS.

                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------
                            PRICE $          A SHARE
                            ------------------------

                                                             UNDERWRITING
                                                            DISCOUNTS AND           PROCEEDS TO
                                 PRICE TO PUBLIC            COMMISSIONS(1)          COMPANY(2)
                              ----------------------    ----------------------    ---------------
Per Share..................                 $                         $                     $
Total(3)...................                 $                         $                     $

- ------------

    (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."


    (2) Before deducting expenses payable by the Company estimated at $1,675,000.



    (3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 900,000 additional shares at the price to public shown above less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions, and proceeds to
        Company will be $        , $        and $        , respectively. See
        "Underwriters."

                            ------------------------

    The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Shearman & Sterling, counsel for the Underwriters. It is expected that delivery of the
Shares will be made on or about             , 1996 at the offices of Morgan
Stanley & Co. Incorporated, New York, New York, against payment therefor in immediately available funds.

                            ------------------------

MORGAN STANLEY & CO.
           Incorporated
                  GOLDMAN, SACHS & CO.
                                    J.P. MORGAN & CO.
                                                  LEHMAN BROTHERS
           , 1996

     [Image material appears here consisting of a circle divided into three sections labelled "strategic partners," "national retail" and "direct sales." The following company logos appear in each section as indicated: (i) in the section labelled "strategic partners," Southwestern Bell Mobile Systems, AT&T Wireless Services, GTE Corporation, Ameritech Mobile Services, Inc. and EXCEL Communications, Inc.; (ii) in the section labelled "national retail," Office Depot Inc., Montgomery Ward Company Inc., Dillards Department Stores, Best Buy, Inc., Comp USA, Inc., Target Stores, Inc., Radio Shack, a division of Tandy Corporation and Venture; and (iii) in the section labelled "direct sales," Kodak, Trane, Tandem, Brinks, ADT Corporation and Chevron.]



     [Image material appears here consisting of a map of all fifty of the United States, the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Prince Edward Island, Nova Scotia and Newfoundland in Canada, the Bahamas, Puerto Rico and the Virgin Islands labelled "Paging Coverage," with the logo "PageMart Wireless," that indicates the cities served by the Company as of April 1, 1996, cities in which service is scheduled to commence by June 30, 1996 and cities in which an office of the Company is located.]







     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

     No action has been or will be taken in any jurisdiction by the Company or by any Underwriter that would permit a public offering of the Class A Common Stock or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by the Company and the Underwriters to inform themselves about and to observe any restrictions as to the offering of the Class A Common Stock and the distribution of this Prospectus.

     UNTIL            , 1996 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING),
ALL DEALERS EFFECTING TRANSACTIONS IN THE CLASS A COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                             ---------------------


     FOR INVESTORS OUTSIDE THE UNITED STATES: NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY THE COMPANY OR ANY UNDERWRITER THAT WOULD PERMIT A PUBLIC OFFERING OF THE CLASS A COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS COMES ARE REQUIRED BY THE COMPANY AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT, AND TO OBSERVE ANY RESTRICTIONS AS TO, THE OFFERING OF THE CLASS A COMMON STOCK AND THE DISTRIBUTION OF THIS PROSPECTUS.

                             ---------------------

                               TABLE OF CONTENTS


                                                                                        PAGE
                                                                                        ----
Prospectus Summary....................................................................    4
Risk Factors..........................................................................   10
The Company...........................................................................   16
Use of Proceeds.......................................................................   16
Dividend Policy.......................................................................   16
Dilution..............................................................................   17
Capitalization........................................................................   18
Selected Historical Financial and Operating Data......................................   19
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................   21
Business..............................................................................   32
Management............................................................................   50
Certain Transactions..................................................................   63
Principal Stockholders................................................................   66
Description of Capital Stock..........................................................   69
Shares Eligible for Future Sale.......................................................   72
Underwriters..........................................................................   73
Legal Matters.........................................................................   75
Experts...............................................................................   75
Additional Information................................................................   75
Index to Consolidated Financial Statements............................................  F-1


                             ---------------------

     The Company intends to furnish its shareholders with annual reports containing consolidated financial statements audited by its independent accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited consolidated financial information.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless the context otherwise requires, the term "Company" refers to PageMart, Inc. and its consolidated subsidiaries prior to the Reorganization (as defined herein) and PageMart Wireless, Inc. and its consolidated subsidiaries after such Reorganization. The Company has four classes of common stock outstanding. See "Description of Capital Stock." Unless otherwise indicated, the information contained in this Prospectus assumes that the underwriters' over-allotment option will not be exercised. See "Underwriters." Certain of the information contained in this summary and elsewhere in this Prospectus, including information with respect to the Company's plans and strategy for its two-way messaging business and related financing, are forward-looking statements. For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, see "Risk Factors."

                                  THE COMPANY


     The Company is one of the fastest growing providers of wireless messaging services in the United States. The Company has grown to become the fifth largest paging carrier in the United States, based on 1,374,146 subscribers at March 31, 1996. The Company's number of subscribers has increased at annual growth rates of 180%, 136% and 60% in 1993, 1994 and 1995, respectively, as compared to an average annual growth rate of approximately 31% for 1993 through 1995 for the paging industry. The Company has made no acquisitions, and all subscriber growth has been internally generated.



     The Company offers local, multi-city, regional and nationwide paging and other one-way wireless services in all 50 states, covering 90% of the population of the United States. The Company also provides services in Puerto Rico, the U.S. Virgin Islands and the Bahamas, and has recently initiated nationwide services in Canada. The Company employs a digital, state of the art transmission network that is 100% FLEX(R) enabled, allowing the use of high speed messaging technology thereby providing increased transmission capacity.


OPERATING STRATEGY

     The Company attributes the significant growth of its paging business to the successful implementation of its six operating principles: (i) diversified distribution channels, (ii) nationwide common frequency, (iii) efficient network architecture, (iv) spectrum-rich frequency position, (v) centralized administration, and (vi) customer service capabilities.

          DIVERSIFIED DISTRIBUTION CHANNELS. The Company utilizes a number of distribution channels to market its products and services, including retail marketing, private brand strategic alliances and national sales offices.

             Retail Marketing. The Company believes that it is the leading supplier of paging units to consumers through retail distribution channels. The Company has been selected as the pager supplier for a number of leading retail chains, including Office Depot Inc., Comp USA, Inc., Montgomery Ward Company, Inc., Target Stores, Inc. and Best Buy, Inc.


             Private Brand Strategic Alliances. The Company was one of the first paging companies to broaden its distribution reach by establishing strategic relationships with large communications providers. The Company has established strategic relationships with GTE Corporation, Southwestern Bell Mobile Systems, AT&T Wireless Services, Ameritech Mobile Services, Inc. and long distance reseller EXCEL Telecommunications, Inc.



             National Sales Offices. The Company's national sales offices sell equipment and services through three distribution channels: direct sales, third party resellers and local retailers. The Company has a direct sales force presence in over 75 Metropolitan Statistical Areas ("MSAs") through 65 offices.

          Management believes that a diversified approach to distribution is important to sustain growth as paging services more deeply penetrate the United States population, especially the consumer market. This diversification is a key element of the Company's strategy of expanding its subscriber base as rapidly as possible to increase cash flow through greater utilization of its nationwide wireless communications network. A diversified distribution strategy also provides a cost effective method for managing disconnection rates. The Company's average monthly disconnection rates for the twelve months ended December 31, 1994, December 31, 1995 and March 31, 1996 were 3.4%, 2.5% and 2.4% per month, respectively.


          NATIONWIDE COMMON FREQUENCY. The Company has constructed its nationwide messaging network on a common frequency. Use of a common frequency provides the Company with a number of important strategic advantages not available to many of its competitors, which operate on multiple frequencies across markets. The use of a common frequency enables the Company's customers to travel throughout the United States, Canada and the Bahamas while continuing to use the same messaging device. As a result, the Company is able to provide multi-city coverage customized to accommodate the customer's needs ("coverage on demand"). The common frequency also provides a competitive advantage to the Company when marketing its services to regional and national retailers and private brand strategic alliance partners. These distributors are able to buy the paging unit without being limited by where they can distribute the product or by the service they sell with the unit. This allows retailers and strategic partners to offer customers all service options while minimizing the number of stock keeping units ("SKUs") that the distributor must carry, thus reducing inventory carrying costs.

          EFFICIENT NETWORK ARCHITECTURE. The Company is an industry leader in the implementation of advanced telecommunications technologies, including pioneering the use of direct broadcast satellite ("DBS") technology for paging. The Company's nationwide wireless transmission network is 100% controlled by DBS technology, which gives the Company a flexible, highly reliable and efficient network architecture. The use of DBS technology eliminates the need for expensive terrestrial radio frequency ("Rf") control links and repeater equipment while enabling the Company to provide a wide range of coverage options. The Company's network covers the top 300 MSAs across the United States, or approximately 90% of the total population in the United States, and is designed to serve a significantly larger subscriber base than the one currently served by the Company. The Company's wireless transmission network is 100% FLEX enabled, allowing the use of the high speed FLEX protocol to transmit messages and maximize system capacity.


          SPECTRUM-RICH FREQUENCY POSITION. The Company ranks among the top four paging carriers in the United States in licensed nationwide frequencies. The Company's exclusive frequency licenses include two nationwide paging frequencies and 150 kHz of nationwide Narrowband Personal Communications Service ("NPCS") frequency (the "NPCS Licenses"). The Company believes that this frequency has important strategic value because it may enable the Company to grow significantly its one-way subscriber base and to provide two-way messaging and other value-added services to its subscribers. As a result, the Company believes its spectrum-rich frequency position enables it to attract private brand strategic alliance partners.


          CENTRALIZED ADMINISTRATION. The Company has centralized customer service, information systems, inventory control and distribution, credit and collections, accounting and marketing functions. This centralized administration has enabled the Company to become one of the lowest cost providers of paging and other one-way wireless communications services in the United States. In addition, the administrative infrastructure is designed to support a significantly larger customer base than that currently served by the Company, which will allow it to realize additional operating efficiency as the Company continues to grow.


          CUSTOMER SERVICE CAPABILITIES. Management has focused on developing industry-leading customer service capabilities. The Company employs over 575 highly trained customer service personnel operating in state of the art call center facilities. Management believes that these services are an important factor in supporting and retaining its strategic partners, retailers and subscribers.

FINANCIAL STRATEGY


     The Company's principal financial objectives are to (i) maximize profitability with respect to its existing subscriber base, as measured by operating profit before selling expenses per subscriber and (ii) grow the subscriber base on a cost efficient basis, as measured by selling expenses (including loss on equipment sales) per net subscriber addition. See footnotes
(3) and (4) to "-- Summary Financial Information." The Company achieves operating efficiency through its efficient transmission network, its nationwide common frequency and its centralized administration. The Company's operating profit before selling expenses per subscriber per month for the Company's one-way operations was $1.01, $1.45, $1.66 and $2.11 during each quarter of 1995, and was $2.23 during the quarter ended March 31, 1996, although on an overall basis the Company has sustained increasing net losses for each year of its operations. See "Risk Factors -- History of Operating Losses." The Company's selling expenses per net subscriber addition were $91, $81, and $91 in the years ended 1993, 1994 and 1995, respectively and were $86 for the quarter ended March 31, 1996.



     The Company's operating model is unique in the industry in that it follows a strategy of selling rather than leasing messaging equipment to subscribers. As of March 31, 1996, approximately 99% of the Company's units were Customer Owned and Maintained ("COAM"). This COAM strategy results in the Company having much less capital invested in messaging equipment than other paging carriers, which lease messaging equipment to a majority of their subscribers. The Company believes that its COAM strategy, coupled with its network design, enables it to incur significantly lower capital expenditures, depreciation and amortization, and interest expense associated with serving subscribers than other companies. Management measures capital efficiency by the amount of capital employed per subscriber and believes capital efficiency is an important indicator of its financial performance. The Company's capital employed per subscriber was $42 and $40 at December 31, 1994 and 1995, respectively and was $41 at March 31, 1996.


     The Company's strategy is to expand its subscriber base as rapidly as possible and, through a combination of scale, operating efficiency and capital efficiency, to provide a significant return on capital employed.

TWO-WAY MESSAGING STRATEGY


     One of the Company's principal strategies is to become a leading provider of two-way messaging services in the United States. Management believes that the introduction of two-way messaging services may present significant future growth opportunities to the Company by enabling it to provide a new generation of advanced messaging services, including data messaging, stored voice messaging and other services, to new and existing subscribers.


     The Company's two-way messaging strategy is founded on four principal competitive advantages: (i) nationwide spectrum, (ii) incremental introduction of technology, (iii) established diversified distribution channels, and (iv) operating efficiency.

     NATIONWIDE SPECTRUM. With the acquisition of the NPCS Licenses, the Company became one of four companies with 150 kHz or more of nationwide NPCS frequency. As a result, the Company is positioned to create a high capacity nationwide network capable of delivering local, multi-city, regional, or nationwide data and stored voice messaging services to a large number of subscribers.


     INCREMENTAL INTRODUCTION OF TECHNOLOGY. The Company intends to introduce two-way messaging technology by initially building upon its one-way transmission network, enabling the Company to minimize the level of capital expenditures and investments. The Company plans to introduce two-way stored voice service paced to the availability of infrastructure equipment, subscriber devices and to meet the market demand for such services.


     ESTABLISHED DIVERSIFIED DISTRIBUTION CHANNELS. The Company plans to leverage its established diversified distribution channels to achieve efficient marketing of its two-way services.

     OPERATING EFFICIENCY. The Company expects to utilize its existing one-way network and centralized administration to minimize incremental costs of product and service expansion. Management believes that the Company's centralized customer service, information systems, inventory control and distribution, credit and collections, accounting and marketing organizations will be capable of supporting the Company's two-way strategy.


     As a result of these operating advantages, the Company plans to provide a complete array of two-way services at affordable prices, including stored voice and data services, that the Company believes should appeal to a large number of potential subscribers.



     The Company expects to begin testing two-way data and stored voice services in the second quarter of 1996. Upon completion of testing, two-way data services are expected to be marketed on a city-by-city basis beginning in late 1996. Two-way data services may include guaranteed alphanumeric message delivery with acknowledgment and message with response capabilities. In 1997, the Company plans to introduce its VoiceMart(TM) service, which should provide subscribers with the ability to receive stored voice messages directly to their messaging devices. Introduction of the VoiceMart service will be paced to the availability of infrastructure equipment, subscriber devices and market demand.


INTERNATIONAL EXPANSION

     The Company plans to provide messaging services in selected countries on a seamless international network. Management believes that its technology, operational structure and distribution strategies can be replicated in foreign countries to establish nationwide wireless networks. In each country in which the Company plans to offer paging and messaging services, the Company will seek to obtain a nationwide frequency common to at least one of the nationwide frequencies it holds in the United States in order to allow a single messaging device to be used in multiple countries. The Company expects to pursue international opportunities through minority interests in joint venture arrangements whereby the Company would contribute its expertise in designing and managing messaging services with minimal incremental capital investments.


     The Company's international strategy is initially to pursue opportunities in North America, Latin America, and South America. One of the Company's affiliates, PageMart Canada Limited ("PageMart Canada"), has obtained a nationwide license in Canada based on a frequency common to one of its frequencies in the United States. PageMart Canada began providing service in the largest metropolitan areas in Canada to U.S. subscribers in March 1996 and to Canadian subscribers in April 1996. Through PageMart International, Inc., the Company owns 20% of the voting common stock of PageMart Canada. Additionally, PageMart International Inc. owns 33% of the voting common stock of PageMart Canada Holding ("Canada Holding") which owns the remaining 80% of the voting common stock of PageMart Canada. The Company also provides paging coverage in the Bahamas.



     As a result of its business strategy, the Company has structured its business into three operating divisions: PageMart One-Way, PageMart Two-Way and PageMart International.



     The Morgan Stanley Shareholders (as defined herein) currently own approximately 60.4% of the outstanding Common Stock of the Company and approximately 48.9% of the outstanding voting Common Stock. After giving effect to the Offering, the Morgan Stanley Shareholders will own approximately 51.3% of the outstanding Common Stock and 38.9% of the outstanding voting Common Stock (approximately 50.1% and 37.7%, respectively of the outstanding Common Stock and outstanding voting Common Stock if the Underwriters' over-allotment option is exercised in full).

                                  THE OFFERING


Class A Common Stock offered
hereby..........................    6,000,000 shares



Common Stock to be outstanding
after the Offering(1)(2)........   39,711,675 shares



Use of Proceeds.................   The net proceeds of the Offering are expected
                                     to be used as follows: approximately $50 million to fund the initial construction of the Company's NPCS transmission network; approximately $13 million for the retirement of the Company's vendor debt; with the balance to be used to repay approximately $8 million of outstanding loans under the Company's revolving credit facility and for other general corporate purposes. See "Use of Proceeds."

- ---------------

(1) As used herein "Common Stock" collectively refers to the Company's Class A Convertible Common Stock (the "Class A Common Stock"), Class B Convertible Non-Voting Common Stock (the "Class B Common Stock"), Class C Convertible Non-Voting Common Stock (the "Class C Common Stock") and Class D Convertible Non-Voting Common Stock (the "Class D Common Stock"), each share of each class having a par value of $.0001 per share. Class A Common Stock, Class B Common Stock and Class C Common Stock are convertible by certain existing institutional stockholders that are subject to voting control and regulatory restrictions at any time at the option of the holders, in accordance with the terms of the Stockholders Agreement (as defined herein). Class D Common Stock is convertible, at the option of the holder, at any time after this Offering. For description of each class of Common Stock, see "Description of Capital Stock."


(2) Based on approximately 33,711,675 shares of Common Stock outstanding on March 31, 1996. Excludes (i) 2,793,274 shares issuable upon exercise of outstanding stock options at exercise prices ranging from $.08 to $12.00 per share, (ii) 627,900 shares issuable upon exercise of outstanding warrants to purchase Class A Common Stock at an exercise price of $3.26 per share, (iii) 714,286 shares issuable upon conversion of securities held by unaffiliated, third-party Canadian stockholders of Canada Holding, and (iv) 206,748 shares issuable upon exercise of outstanding warrants to purchase Class A Common Stock at an exercise price of $10.00 per share. See "Description of Capital Stock -- Warrants."

                         SUMMARY FINANCIAL INFORMATION


     The following table sets forth summary historical financial information and operating data of the Company for each of the five fiscal years ended December 31, 1995 and for the three months ended March 31, 1995 and 1996. The financial information and operating data were derived from, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus.



                                                                                                            THREE MONTHS
                                                                                                               ENDED
                                                       FISCAL YEAR ENDED DECEMBER 31,                        MARCH 31,
                                          ---------------------------------------------------------    ----------------------
                                           1991        1992        1993        1994         1995         1995         1996
                                          -------    --------    --------    --------    ----------    --------    ----------
                                                                                                            (UNAUDITED)
                                                 (IN THOUSANDS, EXCEPT UNIT, ARPU, PER SUBSCRIBER AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Recurring revenues....................... $ 3,298    $  6,668    $ 24,184    $ 56,648    $  101,503    $ 20,464    $   33,743
Equipment sales and activation fees......   5,380       9,837      26,483      53,185        57,688      12,239        14,802
                                          -------    --------    --------    --------    ----------    --------    ----------
Total revenues...........................   8,678      16,505      50,667     109,833       159,191      32,703        48,545
Cost of equipment sold...................   6,436      10,044      28,230      57,835        63,982      13,378        17,082
Operating expenses.......................  10,844      25,584      47,448      85,322       118,557      26,524        34,704
                                          -------    --------    --------    --------    ----------    --------    ----------
Operating loss...........................  (8,602)    (19,123)    (25,011)    (33,324)      (23,348)     (7,199)       (3,241)
Interest expense.........................  (1,486)     (2,456)     (6,538)    (12,933)      (30,720)     (6,660)       (8,401)
Interest income..........................      97         529         428         858         1,997         498           219
Other....................................      --          --          --        (414)       (1,042)       (337)         (195)
                                          -------    --------    --------    --------    ----------    --------    ----------
Net loss................................. $(9,991)   $(21,050)   $(31,121)   $(45,813)   $  (53,113)   $(13,698)   $  (11,618)
                                          =======    ========    ========    ========    ==========    ========    ==========
Net loss per common share................ $ (1.02)   $  (1.24)   $  (1.51)   $  (1.72)   $    (1.53)   $  (0.40)   $    (0.33)
Pro forma net loss per common share(1)...                                                     (1.44)                    (0.31)
Weighted average number of common shares
  and share equivalents outstanding......   9,814      16,962      20,627      26,574        34,653      34,532        34,688
BALANCE SHEET DATA (AT PERIOD END):
Current assets........................... $23,607    $ 13,365    $ 51,279    $ 44,397    $   62,535    $ 59,011    $   53,165
Total assets.............................  28,979      30,772      78,773     142,059       263,829     243,336       262,848
Current liabilities......................   5,112      14,754      20,198      37,966        56,508      39,861        61,288
Long-term debt, less current
  maturities.............................  11,956      25,059      78,359      92,632       219,364     200,630       225,210
Stockholders' equity (deficit)...........  11,911      (9,041)    (19,784)     11,461       (12,043)      2,845       (23,650)
OTHER DATA:
Units in service (at period end).........  52,125     117,034     327,303     772,730     1,240,024     874,944     1,374,146
Net subscriber additions.................  37,812      64,909     210,269     445,427       467,294     102,214       134,122
ARPU(2).................................. $  8.27    $   8.66    $   9.81    $   8.64    $     8.62    $   8.28    $     8.61
Operating profit (loss) before selling
  expenses per subscriber per month(3)...   (7.78)     (12.69)       (.98)        .90          2.11        1.01          2.23
Selling expenses per net subscriber
  addition(4)............................     146         157          91          81            91          95            86
EBITDA(5)................................  (7,378)    (16,499)    (19,930)    (25,219)      (10,076)     (4,397)        1,007
Capital expenditures.....................   1,741      13,729      10,810      16,719        33,503      10,376        11,779
NPCS Licenses acquired(6)................      --          --          --      58,885        74,079      74,079            --
Depreciation and amortization............   1,224       2,624       5,081       8,105        13,272       2,802         4,248


- ---------------


(1) Based on the weighted average number of shares and share equivalents outstanding during the period, plus the issuance of 1,000,000 shares of Class A Common Stock offered hereby, representing the number of shares the proceeds of which are to be used to repay the Company's vendor indebtedness. Also assumes such repayment occurred at the beginning of the applicable period.



(2) Average monthly revenue per unit ("ARPU") is calculated by dividing (i) recurring revenues, consisting of fees for airtime, voicemail, customized coverage options, excess usage fees and other recurring revenues and fees associated with the subscriber base for the quarter by (ii) the average number of units in service for the quarter. For the fiscal year periods, ARPU is stated for the final quarter of the year.



(3) Operating profit (loss) before selling expenses (selling expenses include loss on sale of equipment) per subscriber for the Company's one-way operations is calculated by dividing (i) recurring revenues less technical expenses, general and administrative expenses and depreciation and amortization for the quarter by (ii) the average number of units in service for the quarter. Stated as the monthly average for the final quarter of the year for the fiscal year periods.



(4) Selling expenses per net subscriber addition for the Company's one-way domestic operations is calculated by dividing (i) selling expenses, including loss on sale of equipment, for the period by (ii) the net subscriber additions for the period.


(5) EBITDA represents earnings (loss) before interest, taxes, depreciation and amortization. EBITDA is a financial measure commonly used in the paging industry. EBITDA is not derived pursuant to generally accepted accounting principles ("GAAP") and therefore should not be construed as an alternative to operating income, as an alternative to cash flows from operating activities (as determined in accordance with GAAP) or as a measure of liquidity. The calculation of EBITDA does not include the commitments of the Company for capital expenditures and payment of debt and should not be deemed to represent funds available to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the financial operations and liquidity of the Company as determined in accordance with GAAP.

(6) Reflects the acquisition of the NPCS Licenses in the Federal Communications Commission ("FCC") NPCS auctions. See "Business -- Government Regulation."

                                  RISK FACTORS

     Prior to making an investment decision, prospective investors should carefully consider, along with the other matters referred to in this Prospectus, the specific factors set forth below.

HISTORY OF OPERATING LOSSES


     The Company has sustained losses from operating activities in each year of operations since its organization in 1989, including an operating loss of $3.2 million for the three months ended March 31, 1996 and an aggregate of $81.7 million of operating losses for the three-year period ended December 31, 1995. The Company expects to continue to incur operating losses for the next several years. In addition, management anticipates that the Company's average monthly revenue per unit ("ARPU") will decline in the foreseeable future due to increased competition and a higher mix of subscribers added through private brand strategic alliance programs and third-party resellers, both of which yield lower ARPU. Although the Company's one-way operations generated $1.4 million of positive EBITDA for the first quarter of 1996, the Company has had negative EBITDA in each year of its operations, and negative EBITDA of $10.1 million for the year ended December 31, 1995. EBITDA is not derived pursuant to GAAP and therefore should not be construed as an alternative to operating income, as an alternative to cash flows from operating activities (as determined in accordance with GAAP) or as a measure of liquidity. The calculation of EBITDA does not include the commitments of the Company for capital expenditures and payment of debt and should not be deemed to represent funds available to the Company. The Company's operating losses and negative EBITDA have resulted principally from expenditures associated with the establishment of the Company's one-way operations infrastructure and the growth of its subscriber base. Although the Company expects that its one-way operations will continue to generate positive EBITDA, as the Company begins development and implementation of two-way messaging services, the Company will incur substantial additional operating losses and negative EBITDA during the start-up phase for two-way services. Any positive cash flow from the Company's one-way operations will be used primarily to fund the Company's two-way operations for the next several years. There can be no assurance that the Company's consolidated operations will become profitable or have positive EBITDA or that its one-way operations will continue to generate positive EBITDA. If the Company cannot achieve operating profitability or positive EBITDA, it may not be able to make required debt service payments, and the Common Stock may have little or no value. See "Selected Historical Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


HIGH LEVERAGE; STOCKHOLDERS' DEFICIT; RESTRICTIVE COVENANTS


     The Company is highly leveraged, primarily as a result of debt financing incurred to fund the construction of the Company's nationwide operations infrastructure, the growth of its subscriber base and to finance the acquisition of the NPCS Licenses. At March 31, 1996, the Company's long-term debt was $225.2 million and its stockholders' deficit was $23.7 million. In addition, the accretion of original issue discount on the Company's outstanding indebtedness will cause an increase in indebtedness of $126.6 million by 2001. The Company's deficiency of earnings before fixed charges to cover fixed charges for the three months ended March 31, 1996 was $11.6 million and for each of the three years ended December 31, 1993, 1994 and 1995, was $31.1 million, $45.8 million and $53.1 million, respectively. See "Capitalization" and "Selected Historical Financial and Operating Data."


     The indenture pursuant to which the Company's 15% Senior Discount Notes due 2005 (the "15% Notes") were issued (the "15% Indenture") and the indenture pursuant to which the 12 1/4% Senior Discount Notes due 2003 (the "12 1/4% Notes") of the Company's operating subsidiary, PageMart, Inc. ("PageMart") were issued (the "12 1/4% Indenture") contain certain restrictive covenants. Such restrictions affect, and in many respects significantly limit or prohibit, among other things, the ability of the Company to incur additional indebtedness, make prepayments of certain indebtedness, pay dividends, make investments, engage in transactions with stockholders and affiliates, issue capital stock of restricted subsidiaries, create liens, sell assets and engage in mergers and consolidations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

NO ASSURANCE THAT GROWTH STRATEGY WILL BE ACHIEVED


     The successful implementation of the Company's one-way messaging services strategy to increase cash flow through the expansion of its subscriber base is necessary for the Company to meet its capital expenditures, working capital and debt service requirements. The Company expects to continue to incur operating losses for the next several years. The Company's strategy assumes that the paging and one-way wireless messaging industry will continue to grow rapidly, and that the Company will continue to grow substantially faster than the industry. The Company does not expect to continue to grow at its historical rate, and there can be no assurance that the Company will be able to achieve the growth contemplated by its business strategy. If such growth is not achieved, the Company may not be able to make required payments on its outstanding indebtedness and may have to refinance its outstanding indebtedness in order to repay such obligations. No assurance can be given that the Company will be able to refinance its outstanding indebtedness. In addition, as the Company begins development and implementation of two-way services, the Company expects to make substantial additional capital expenditures and sustain significant operating losses, which will require additional debt or equity financing from sources which may include joint venture arrangements. There can be no assurance that such financing will be available to the Company on reasonable terms, or at all. The Company will incur significant expenses and make substantial investments associated with its two-way services prior to the time any significant revenues from such services are generated. See "-- Risks of Implementation and Financing of Two-Way Services" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


COMPETITIVE MARKET

     The Company faces significant competition in all of its markets. Many of the Company's competitors, which include regional and national paging companies and certain regional telephone companies, possess significantly greater financial, technical and other resources than the Company. If any of such companies were to devote additional resources to the paging or other wireless messaging businesses or focus its strategy on the Company's marketing and product niches, the Company's results of operations could be adversely affected. Some of these larger competitors may also be able to use their substantial financial resources to increase the already substantial pricing competition in the markets in which the Company operates, which may have an adverse effect on the Company's results of operations. For competitive and marketing reasons, the Company generally sells each new unit for less than its acquisition cost. In addition, a number of paging carriers have constructed or are in the process of constructing nationwide paging networks that offer services similar to the Company's services, including the provision of two-way messaging. See
"Business -- Competition."

     Industry reports indicate, and the Company believes, that the retail distribution of pagers has become increasingly common in the paging industry. Retail distribution is a key element of the Company's business strategy. Retail distributors have typically selected only one paging carrier for their stores, and the Company faces competition in its efforts to place units through retail distributors. If the Company is unable to maintain its current sales relationships with retail distributors or obtain new sales relationships with other retail distributors, it may not be able to achieve the growth contemplated by its business strategy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."

ADVERSE EFFECT OF SUBSCRIBER DISCONNECTIONS

     The results of operations of paging service providers such as the Company are significantly affected by subscriber disconnections. In order to realize net growth in units in service, disconnected users must be replaced, and additional users must be added. However, the sales and marketing costs associated with attracting new subscribers are substantial relative to the costs of providing service to existing customers, and expenses associated with each new unit placement exceed the sales price and service initiation fee received by the Company. Because the paging business is characterized by high fixed costs, disconnections directly and adversely affect operating income. In addition, because the Company plans to sell an increasing number of its units through retail distribution channels, the Company's overall rate of disconnections may increase since the Company expects that subscribers who purchase pagers through retail outlets will tend to cancel their subscriptions at a higher rate than subscribers obtained through other distribution channels. The Company's average monthly disconnection rates for the twelve months ended December 31, 1994, December 31, 1995 and March 31, 1996 were 3.4%, 2.5% and 2.4% per month, respectively. An increase in its rate of disconnections would adversely affect the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."


RISKS OF IMPLEMENTATION AND FINANCING OF TWO-WAY SERVICES

     In the FCC NPCS auctions, the Company acquired a total of 100 kHz of forward frequency and 50 kHz of return frequency nationwide. Specifically, the Company acquired a 50 kHz unpaired nationwide NPCS license (the "Nationwide Narrowband License") and five 50/50 kHz paired regional NPCS licenses (the "Regional Narrowband Licenses" or collectively, with the Nationwide Narrowband License, the NPCS Licenses). These acquired licenses could be utilized to offer two-way messaging services or, if two-way messaging services are not fully implemented, to expand the Company's existing one-way transmission capacity.

     The development and implementation of two-way services will require the application of new technology and the construction of a transmission network, in addition to the network used in the Company's existing one-way messaging business. Existing two-way wireless data services have had only limited market acceptance. There can be no assurance that two-way services will be commercially viable, and the success of two-way services could be affected by matters beyond the Company's control such as the future cost of infrastructure and subscriber equipment, technological changes in wireless messaging services, marketing and pricing strategies of competitors, regulatory developments and general economic conditions.


     Significant additional financing will be required to fund the construction of a transmission network for two-way services, other start-up costs and selling expenses. The Company anticipates investing $75 to $100 million through fiscal 1997 to test and construct a two-way transmission network. Thereafter, the Company anticipates that its two-way operations may require up to $100 million of additional investment to substantially complete the network buildout. The Company expects to require additional financing to complete the buildout, which may include entering joint venture arrangements, however there can be no assurance that sufficient financing will be available to the Company. The Company's ability to incur indebtedness is limited by the covenants contained in the 15% Indenture, the 12 1/4% Indenture, the Vendor Purchase Financing Agreement (as defined herein) and the Revolving Credit Agreement (as defined herein) and as a result, any additional financing may need to be equity financing. The Company does not anticipate any significant revenues from two-way services during 1996 or 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


DEPENDENCE ON KEY PERSONNEL

     The success of the Company will be dependent, to a significant extent, upon the continued services of the key executive officers of the Company. The Company does not have employment agreements with any of its current executive officers, although all current executive officers have entered into non-competition agreements with the Company. The loss or unavailability of one or more of its executive officers or the inability to attract or retain key employees in the future could have an adverse effect upon the Company's operations. See "Management -- Directors and Executive Officers."

TECHNOLOGICAL CHANGES

     The telecommunications industry is characterized by rapid technological change. Future technology advances in the industry may result in the availability of new services or products that could compete directly with the paging and other wireless messaging services that are currently provided or are being developed by the Company. Changes in technology could also lower the cost of competitive products and services to a level where the Company's products and services become less competitive or the Company is required to reduce the prices of its services. The Company expects to respond to technological changes by continuing to make investments in new and improved systems and related service capability.

     Several wireless two-way communication technologies, including cellular telephone service, broadband personal communications services, specialized mobile radio, low-speed data networks and mobile satellite services, are currently in use or under development. Although these technologies are currently more expensive than paging services or are not yet broadly available, future implementation and technological improvements could result in increased capacity and efficiency for wireless two-way communication and, accordingly, could result in increased competition for the Company. Some of these service providers are bundling paging services with two-way voice service in a combined handset. Large manufacturers dominate technological development in the wireless communications industry, and changes in their methods of distributing one-way wireless messaging products could reduce the Company's access to technology and may have an adverse effect on the Company's operations. There can be no assurance that the Company will not be adversely affected by such technological change. See
"-- Dependence on Key Suppliers" and "Business -- Competition."

DEPENDENCE ON KEY SUPPLIERS

     The Company does not manufacture any of the pagers used in its paging operations. The Company buys pagers primarily from Motorola, Inc. ("Motorola") as well as some other manufacturers and therefore is dependent on such manufacturers to obtain sufficient pager inventory for new subscriber and replacement needs. In addition, the Company has acquired terminals and transmitters primarily through vendor financing agreements with Motorola and Glenayre Technologies, Inc. ("Glenayre") and thus is dependent on such manufacturers for sufficient terminals and transmitters to meet its expansion and replacement requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." There can be no assurance that the Company will not experience significant delays in obtaining pagers, terminals or transmitters in the future. The Company has never had a pager supply agreement with Motorola or any other pager manufacturer and there can be no assurance that either Motorola or Glenayre will enter into any new vendor financing agreements with the Company or that the terms and conditions of any new agreement will be as favorable to the Company as under past agreements. Although the Company believes that sufficient alternative sources of pagers, terminals and transmitters exist, there can be no assurance that the Company would not be adversely affected if it were unable to obtain these items from current supply sources or on terms comparable to existing terms.

POTENTIAL FOR CHANGE IN REGULATORY ENVIRONMENT

     The Company and the wireless communications industry are subject to regulation by the FCC and various state regulatory agencies. Under prior law and regulations, in situations involving mutually exclusive applications, FCC licenses were issued through a system of lotteries and comparative hearings. The Omnibus Budget Reconciliation Act of 1993 (the "Budget Act") amended the Communications Act of 1934, as amended (the "Communications Act"), to authorize the FCC to utilize a system of competitive auctions to issue licenses for the use of frequencies for which there are mutually exclusive applications, where the principal use of the license will be to offer service in return for compensation from subscribers. Implementation of the auction procedures has made expansion of the Company's operations more costly.

     The Budget Act also amended the Communications Act by eliminating many of the regulatory distinctions governing mobile service providers. The FCC implemented the new law by creating a new regulatory category called "commercial mobile radio services" ("CMRS"), which includes most paging providers currently operating as either radio common carriers ("RCCs") or private carrier paging operators ("PCPs"), including the Company. The FCC has adopted new rules to govern regulation of this new category, which will become effective in August 1996. As a result of the new rules, PCP licensees (such as the Company) will have additional obligations beginning in August 1996. For example, these licensees must provide connection upon reasonable request, must not engage in any unreasonably discriminatory practices and will be subject to complaints regarding any unlawful practices. PCP licensees will also be subject to provisions that authorize the FCC to provide remedial relief to an aggrieved party upon finding of a violation of the Communications Act and related consumer protection provisions. In this regard, the FCC is currently considering certain significant changes with respect to how paging is licensed and the ways in which rates are determined for interconnection between local exchange carriers and paging operators. See "Business -- Government Regulation."

     From time to time, legislation and regulations which could potentially adversely affect the Company are proposed by federal and state legislators and regulators. Legislation is currently in effect in Texas requiring paging companies to contribute a portion of their taxable revenues to a Telecommunications Infrastructure Fund created by the state legislature. See "Business -- Government Regulation." Management does not believe that the Texas law will have a material adverse affect on the Company's operations and is not aware of any other currently pending legislation or regulations which will have a material adverse impact on the Company's operations. However, there can be no assurance that Federal or other state legislation will not be adopted, or that the FCC or the various state agencies will not adopt regulations or take other actions, that would adversely affect the business of the Company. See
"Business -- Government Regulation."


RESTRICTIONS ON FOREIGN OWNERSHIP



     Under existing law, except in extraordinary circumstances, no more than 25% of the Company's capital stock may be owned, directly or indirectly, or voted by non-U.S. citizens or their representatives, a foreign government or its representatives, or a foreign corporation. See "Business -- Government Regulation." If the foreign ownership of the Company were to exceed 25%, the FCC could revoke the Company's FCC licenses if the FCC found the public interest would be served by such revocation, although the Company could seek approval from the FCC for the additional foreign ownership or take other actions to reduce the Company's percentage of foreign ownership in order to avoid the loss of its licenses. The Company's certificate of incorporation authorizes the Board of Directors to cause the Company to redeem its equity securities owned by foreigners at their then current market value (determined as set forth in the certificate of incorporation) in order to ensure compliance with the rules, regulations and policies of the FCC (the "FCC Rules"). Based on currently available information, the Company estimates that its foreign ownership is approximately 22%. However, this percentage is subject to change at any time upon any transfer of direct or indirect ownership of the Company's Common Stock. These restrictions on foreign ownership could also adversely affect the ability of the Company to attract additional equity financing from entities that are, or are owned by, non-U.S. persons.


RISKS OF INTERNATIONAL OPERATIONS

     The Company intends to continue to expand internationally. Recently, the Company was successful in obtaining licenses for frequencies with its foreign partners in Canada and the Bahamas. The Company may seek joint venture partners in certain other countries, in particular where domestic regulations prohibit foreign control of telecommunications companies. The Company will need to obtain licenses for frequencies in any foreign country in which it seeks to expand and, if the licenses are obtained, to construct or acquire a transmission network and thereafter to begin sales and marketing efforts. However, there can be no assurance that the Company will be able to obtain licenses in foreign countries, that it will be successful in finding joint venture partners or that its foreign operations, if established, will be profitable. Acquiring licenses, constructing or acquiring a transmission network and commencing operations could require the Company to provide funding for such operations and could require the Company to seek additional debt or equity capital. In countries where the Company is or may become a minority holder in a joint venture controlled by another party, such as the Company's existing joint venture in Canada, the success of such joint venture's operations will depend substantially on the efforts of the Company's venture partner and may be impeded if disputes arise between the parties. International operations are subject to various risks not present in domestic operations such as fluctuations in currency exchange ratios, nationalization or expropriation of assets, import/export controls, political instability, variations in the protection of intellectual property rights, limitations on foreign investment, restrictions on the ability to convert currency and the additional expenses and risks inherent in conducting operations in geographically distant locations, with customers speaking different languages and having different cultural approaches to the conduct of business. To mitigate the effects of foreign currency fluctuations on the results of its foreign operations, the Company anticipates utilizing forward exchange contracts and engaging in other efforts to hedge foreign currency transactions. However, there can be no assurance as to the effectiveness of such mitigation efforts in limiting any adverse effects of foreign currency fluctuations on the Company's foreign operations and on the Company's overall results of operations. See "Business -- International Expansion."

SIGNIFICANT OWNERSHIP


     The Morgan Stanley Shareholders (as defined herein) currently own approximately 60.4% of the outstanding Common Stock of the Company and approximately 48.9% of the outstanding voting Common Stock. After giving effect to the Offering, the Morgan Stanley Shareholders will own approximately 51.3% of the outstanding Common Stock and 38.9% of the outstanding voting Common Stock (approximately 50.1% of the outstanding Common Stock and 37.7% of the outstanding voting Common Stock if the Underwriters' over-allotment option is exercised in full). See "Principal Stockholders." The general partner and/or the managing general partner of each of the general partner of the Morgan Stanley Shareholders is a wholly-owned subsidiary of Morgan Stanley Group Inc. ("MS Group"). Four of the eight directors of the Company are employees of a wholly owned subsidiary of MS Group. As a result of its ownership interest in the Company and certain rights pursuant to the Agreement among certain Stockholders dated as of September 19, 1995, as amended (the "Stockholders Agreement"), among the Morgan Stanley Shareholders, the Company and certain other stockholders, the Morgan Stanley Shareholders have a significant influence over the affairs of the Company. See "Certain Transactions."


POTENTIAL ADVERSE EFFECT ON MARKET PRICE BECAUSE OF SHARES ELIGIBLE FOR FUTURE SALE


     Of the 39,711,675 shares of Class A Common Stock which will be outstanding after consummation of the Offering, only the 6,000,000 shares being offered hereby will be eligible for immediate resale in the public market without restriction, except to the extent that any of such shares are acquired by an affiliate of the Company. The future sale of a substantial number of shares of Common Stock in the public market following the Offering, or the perception that such sales could occur, could adversely affect the market price for Common Stock. The Company has granted all the investors party to the Stockholders Agreement certain registration rights with respect to the Common Stock owned by these investors. If these investors should sell a substantial amount of such Common Stock, the prevailing market price for the Common Stock could be adversely affected. The Company, these investors and the officers and directors of the Company have agreed not to sell any shares of the Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock, for a period of 180 days after the date of this Prospectus without the consent of Morgan Stanley & Co. Incorporated ("MS & Co."). See "Shares Eligible for Future Sale."


ABSENCE OF PRIOR PUBLIC MARKET; DETERMINATION OF PUBLIC OFFERING PRICE

     Prior to the Offering, there has been no public market for the Class A Common Stock. Although the Company expects the Class A Common Stock to be approved for trading on the Nasdaq National Market ("Nasdaq"), there can be no assurance that an active public market for the Class A Common Stock will develop and continue after the Offering or that the Class A Common Stock offered hereby will trade at or above the initial public offering price. MS & Co. will not act as a market-maker of the Class A Common Stock. See "Underwriters."

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BY-LAWS AND DELAWARE LAW


     Certain provisions of the Company's Certificate of Incorporation, By-laws and the Stockholders Agreement, as well as provisions of the Delaware General Corporation Law, may have the effect of delaying or preventing transactions involving a change of control of the Company, including transactions in which stockholders might otherwise receive a substantial premium for their shares over then current market prices, and may limit the ability of stockholders to approve transactions that they may deem to be in their best interests. In particular, under the certificate of incorporation, the Board of Directors is authorized to issue one or more classes of preferred stock having such designations, rights and preferences as may be determined by the Board. See "Description of Capital Stock."



POTENTIAL DILUTION OF VOTING POWER UPON CONVERSION INTO CLASS A COMMON STOCK



     Conversion of shares of Class B Common Stock, Class C Common Stock or Class D Common Stock into shares of Class A Common Stock would result in a decrease in the voting power of the investors in the Class A

Common Stock offered hereby, as well as holders of the previously outstanding Class A Common Stock. Although the holder of Class D Common Stock may freely convert such shares into Class A Common Stock following the Offering, holders of Class B Common Stock and Class C Common Stock are subject to certain restrictions on conversion of such shares into Class A Common Stock. See "Description of Capital Stock -- Common Stock."


DILUTION


     Investors in the Class A Common Stock offered hereby will experience an immediate dilution of $15.38 per share (assuming an initial public offering price of $13.00 per share) in the net tangible book value of their shares of Class A Common Stock. See "Dilution."


                                  THE COMPANY

     PageMart Wireless, Inc. ("Wireless") was incorporated in Delaware on November 29, 1994 as a wholly owned subsidiary of PageMart. Effective January 19, 1995, PageMart merged with a wholly-owned subsidiary of Wireless, pursuant to which PageMart was the surviving corporation (the "Reorganization"). As part of the Reorganization, each share of outstanding common stock of PageMart was converted into the right to receive one share of Common Stock of Wireless. Upon consummation of the Reorganization, the stockholders of PageMart had the same ownership interest in Wireless as they had in PageMart, and Wireless owned all of the capital stock of PageMart. On December 28, 1995, the name of the Company was changed from PageMart Nationwide, Inc. to PageMart Wireless, Inc.

     The Company's executive offices are located at 6688 North Central Expressway, Suite 800, Dallas, Texas 75206, its telephone number is (214) 750-5809 and its fax number is (214) 987-2029.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the Class A Common Stock offered hereby are estimated to be approximately $70.9 million ($82.6 million if the Underwriters' over-allotment option is exercised in full) based on an assumed initial public offering price of $13.00 per share and after deducting estimated underwriting discounts and commissions and estimated fees and expenses of the Offering. The Company expects to use the proceeds of the Offering as follows: approximately $50 million to fund the initial construction of the Company's NPCS transmission network and approximately $13 million for the retirement of the Company's vendor debt, with the balance to be used to repay approximately $8 million of outstanding loans under the Company's revolving credit facility and for other general corporate purposes. The weighted average cost of vendor debt at March 31, 1996 was 13.2%, and such debt matures on various dates through 2000. The weighted average cost of borrowings under the Company's revolving credit facility at March 31, 1996 was 9.5%, and amounts outstanding under the Revolving Credit Agreement mature on March 31, 1999. The Company anticipates investing $75 to $100 million through fiscal 1997 to test and construct a two-way transmission network. Thereafter, the Company anticipates that its two-way operations may require up to $100 million of additional investment to substantially complete the network buildout. See "Risk Factors -- Risk of Implementation and Financing of Two-Way Services" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


                                DIVIDEND POLICY

     The Company has not paid dividends on the Common Stock since its organization in 1989. The Company currently intends to retain future earnings for the development of its business and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. The Company's future dividend policy will be determined by its Board of Directors on the basis of various factors, including the Company's results of operations, financial condition, capital requirements and investment opportunities. In addition, the Company's debt instruments substantially restrict (and currently prohibit) the payment of cash dividends.

                                    DILUTION


     The deficit in net tangible book value of the Company as of March 31, 1996 was $165.5 million or $4.91 per share of outstanding Common Stock. After giving effect to the sale of 6,000,000 shares of Class A Common Stock offered hereby at an assumed initial public offering price of $13.00 per share, the pro forma deficit in net tangible book value of the Company as of March 31, 1996 would have been approximately $94.6 million or $2.38 per share, representing an immediate dilution of $15.38 per share to investors purchasing shares in the Offering. The following table illustrates this per share dilution.



Assumed initial public offering price per common share.....................             $13.00
  Net tangible book value (deficit) per common share at March 31,
     1996(1)...............................................................  $(4.91)
  Increase in net tangible book value per common share attributable to sale of common shares in the Offering(2)...................................  $ 2.53
                                                                             ------
Pro forma net tangible book value per common share after the Offering......             $(2.38)
                                                                                        ------
Dilution per share to persons who purchase common shares in the
  Offering(3)..............................................................             $15.38
                                                                                        ======


- ---------------


(1) Net tangible book value (deficit) per common share prior to the Offering has been determined by dividing the net tangible book value (total assets less net intangibles and less total liabilities) by the sum of the number of shares of Common Stock outstanding as of March 31, 1996. No effect is given to the exercise of warrants, stock options or shares issuable upon the conversion of securities held by unaffiliated, third party Canadian stockholders of Canada Holding.


(2) After deducting estimated underwriting discounts and fees and expenses of the Offering.

(3) Dilution means the difference between the initial public offering price per share and the pro forma net tangible book value per share after giving effect to the Offering.


     The following table sets forth on a pro forma basis as of March 31, 1996, the number and percentage of total outstanding Common Stock purchased, the total consideration and percentage of total consideration paid and the weighted average price paid per share by existing stockholders and by purchasers of the Class A Common Stock offered hereby. The calculations in this table with respect to Class A Common Stock to be purchased by new investors in the Offering reflect an assumed initial public offering price of $13.00 per share.



                                                                                               WEIGHTED
                                                                                               AVERAGE
                                         SHARES PURCHASED           TOTAL CONSIDERATION         PRICE
                                      -----------------------     ------------------------       PER
                                        NUMBER        PERCENT        AMOUNT        PERCENT      SHARE
                                      -----------     -------     ------------     -------     --------
Existing stockholders...............   33,711,675        85%      $153,911,393        66%       $ 4.57
                                       ----------       ----      ------------       ----       ------
New investors.......................    6,000,000        15%      $ 78,000,000        34%       $13.00
                                       ----------       ----      ------------       ----       ------
          Total.....................   39,711,675       100%       231,911,393       100%       $ 5.84
                                       ==========       ====      ============       ====       ======

                                 CAPITALIZATION


     The following table sets forth the current maturities of long-term debt and capitalization of the Company as of March 31, 1996 and as adjusted to give effect to the sale by the Company of 6,000,000 shares of Class A Common Stock pursuant to the Offering at an assumed initial public offering price of $13.00 per share (less estimated underwriting discounts and fees and expenses). This information should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus.



                                                                            MARCH 31, 1996
                                                                         ---------------------
                                                                          ACTUAL      ADJUSTED
                                                                         --------     --------
                                                                              (UNAUDITED)
                                                                         (IN THOUSANDS, EXCEPT
                                                                          SHARE INFORMATION)
Current maturities of long-term debt...................................  $  5,660     $     --
                                                                         ========     ========
Long-term debt, excluding current maturities:
  12 1/4% Senior Discount Exchange Notes, at accreted value............  $ 98,029     $ 98,029
  15% Senior Discount Exchange Notes, at accreted value................   119,121      119,121
  Vendor notes payable.................................................     8,060           --
                                                                         --------     --------
Total long-term debt(1)................................................   225,210      217,150
Stockholders' equity (deficit)(2):
  Preferred Stock, $.0001 par value per share,
     10,000,000 shares authorized, none issued and outstanding.........        --           --
  Class A Convertible Common Stock, $.0001 par value per share,
     45,000,000 shares authorized, 23,278,915 shares issued
     and outstanding; 29,278,915 shares issued and outstanding
     as adjusted.......................................................         2            3
  Class B Convertible Non-Voting Common Stock, $.0001 par
     value per share, 12,000,000 shares authorized,
     8,975,469 shares issued and outstanding...........................         1            1
  Class C Convertible Non-Voting Common Stock, $.0001 par
     value per share, 2,000,000 shares authorized,
     731,846 shares issued and outstanding.............................        --           --
  Class D Convertible Non-Voting Common Stock, $.0001 par
     value per share, 1,000,000 shares authorized,
     725,445 shares issued and outstanding.............................        --           --
  Additional paid-in capital...........................................   154,612      225,476
  Stock subscriptions receivable.......................................      (557)        (557)
  Accumulated deficit..................................................  (177,708)    (177,708)
                                                                         --------     --------
Total stockholders' equity (deficit)...................................   (23,650)      47,215
                                                                         --------     --------
Total capitalization...................................................  $201,560     $264,365
                                                                         ========     ========


- ---------------


(1) Subsequent to March 31, 1996, the Company expects to borrow approximately $8 million under the Company's revolving credit facility. See "Use of Proceeds."



(2) Excludes (i) 2,793,274 shares issuable upon exercise of outstanding stock options at exercise prices ranging from $0.08 to $12.00 per share, (ii) 627,900 shares issuable upon exercise of outstanding warrants to purchase Class A Common Stock at an exercise price of $3.26 per share, (iii) 714,286 shares issuable upon conversion of securities held by unaffiliated third-party Canadian stockholders of Canada Holding, and (iv) 206,748 shares issuable upon exercise of outstanding warrants to purchase Class A Common Stock at an exercise price of $10.00 per share. See "Description of Capital Stock -- Warrants."

                SELECTED HISTORICAL FINANCIAL AND OPERATING DATA


     The following table sets forth summary historical financial information and operating data for each of the five fiscal years ended December 31, 1995 and for the three months ended March 31, 1995 and 1996. The financial information and operating data were derived from, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus.



                                                                                                           THREE MONTHS
                                                                                                              ENDED
                                                       FISCAL YEAR ENDED DECEMBER 31,                       MARCH 31,
                                           -------------------------------------------------------    ----------------------
                                            1991        1992        1993        1994        1995        1995         1996
                                           -------    --------    --------    --------    --------    --------    ----------
                                                                                                           (UNAUDITED)
                                                 (IN THOUSANDS, EXCEPT UNIT, ARPU, PER SUBSCRIBER AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Recurring revenues........................ $ 3,298    $  6,668    $ 24,184    $ 56,648    $101,503    $ 20,464    $   33,743
Equipment sales and activation fees.......   5,380       9,837      26,483      53,185      57,688      12,239        14,802
                                           -------    --------    --------    --------    --------    --------    ----------
Total revenues............................   8,678      16,505      50,667     109,833     159,191      32,703        48,545
Cost of equipment sold....................   6,436      10,044      28,230      57,835      63,982      13,378        17,082
Operating expenses........................  10,844      25,584      47,448      85,322     118,557      26,524        34,704
                                           -------    --------    --------    --------    --------    --------    ----------
Operating loss............................  (8,602)    (19,123)    (25,011)    (33,324)    (23,348)     (7,199)       (3,241)
Interest expense..........................  (1,486)     (2,456)     (6,538)    (12,933)    (30,720)     (6,660)       (8,401)
Interest income...........................      97         529         428         858       1,997         498           219
Other.....................................      --          --          --        (414)     (1,042)       (337)         (195)
                                           -------    --------    --------    --------    --------    --------    ----------
Net loss.................................. $(9,991)   $(21,050)   $(31,121)   $(45,813)   $(53,113)   $(13,698)   $  (11,618)
                                           =======    ========    ========    ========    ========    ========    ==========
Net loss per common share................. $ (1.02)   $  (1.24)   $  (1.51)   $  (1.72)   $  (1.53)   $  (0.40)   $    (0.33)
Pro forma net loss per common share(1)....                                                   (1.44)                    (0.31)
Weighted average number of common shares
  and share equivalents outstanding.......   9,814      16,962      20,627      26,574      34,653      34,532        34,688
BALANCE SHEET DATA (AT PERIOD END):
Current assets............................ $23,607    $ 13,365    $ 51,279    $ 44,397    $ 62,535    $ 59,011    $   53,165
Total assets..............................  28,979      30,772      78,773     142,059     263,829     243,336       262,848
Current liabilities.......................   5,112      14,754      20,198      37,966      56,508      39,861        61,288
Long-term debt, less current maturities...  11,956      25,059      78,359      92,632     219,364     200,630       225,210
Stockholders' equity (deficit)............  11,911      (9,041)    (19,784)     11,461     (12,043)      2,845       (23,650)
OTHER DATA:
Units in service (at period end)..........  52,125     117,034     327,303     772,730    1,240,024    874,944     1,374,146
Net subscriber additions..................  37,812      64,909     210,269     445,427     467,294     102,214       134,122
ARPU(2)................................... $  8.27    $   8.66    $   9.81    $   8.64    $   8.62    $   8.28    $     8.61
Operating profit (loss) before selling
  expenses per subscriber per month(3)....   (7.78)     (12.69)       (.98)        .90        2.11        1.01          2.23
Selling expenses per net subscriber
  addition(4).............................     146         157          91          81          91          95            86
EBITDA(5).................................  (7,378)    (16,499)    (19,930)    (25,219)    (10,076)     (4,397)        1,007
Capital expenditures......................   1,741      13,729      10,810      16,719      33,503      10,376        11,779
NPCS Licenses acquired(6).................      --          --          --      58,885      74,079      74,079            --
Depreciation and amortization.............   1,224       2,624       5,081       8,105      13,272       2,802         4,248


                                        (Footnotes appear on the following page)

- ---------------


(1) Based on the weighted average number of shares and share equivalents outstanding during the period, plus the issuance of 1,000,000 shares of Class A Common Stock offered hereby, representing the number of shares the proceeds of which are to be used to repay the Company's vendor indebtedness. Also assumes such repayment occurred at the beginning of the applicable period.



(2) ARPU is calculated by dividing (i) recurring revenues, consisting of fees for airtime, voicemail, customized coverage options, excess usage fees and other recurring revenues and fees associated with the subscriber base for the quarter by (ii) the average number of units in service for the quarter. For the fiscal year periods, ARPU is stated for the final quarter of the year.



(3) Operating profit (loss) before selling expenses (selling expenses include loss on sale of equipment) per subscriber for the Company's one-way operations is calculated by dividing (i) recurring revenues less technical expenses, general and administrative expenses and depreciation and amortization for the quarter by (ii) the average number of units in service for the quarter. Stated as the monthly average for the final quarter of the year for the fiscal year periods.



(4) Selling expenses per net subscriber addition for the Company's one-way domestic operations is calculated by dividing (i) selling expenses, including loss on sale of equipment, for the period by (ii) the net subscriber additions for the period.


(5) EBITDA represents earnings (loss) before interest, taxes, depreciation and amortization. EBITDA is a financial measure commonly used in the paging industry. EBITDA is not derived pursuant to GAAP and therefore should not be construed as an alternative to operating income, as an alternative to cash flows from operating activities (as determined in accordance with GAAP) or as a measure of liquidity. The calculation of EBITDA does not include the commitments of the Company for capital expenditures and payment of debt and should not be deemed to represent funds available to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the financial operations and liquidity of the Company as determined in accordance with GAAP.

(6) Reflects the acquisition of the NPCS Licenses in the FCC NPCS auctions. See "Business -- Government Regulation."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This discussion should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus.

GENERAL

     The Company has constructed and operates a wireless messaging and communications network and provides paging and other one-way wireless messaging services to its subscribers. In addition, the Company sells and distributes wireless messaging equipment to subscribers, retailers and resellers. It earns recurring revenues from each subscriber in the form of fixed periodic fees and incurs substantial operating expenses in offering its services, including technical, customer service and general and administrative expenses. See
"-- Management's Presentation of Results of Operations."

     Since commencing operations in 1990, the Company has invested heavily in its wireless communications network and administrative infrastructure in order to establish nationwide coverage, sales offices in major metropolitan areas, customer service call centers and centralized administrative support functions. The Company incurs substantial fixed operating costs related to its one-way wireless communications infrastructure, which is designed to serve a much larger subscriber base than the Company currently serves in order to accommodate growth. In addition, the Company incurs substantial costs associated with new subscriber additions. As a result, the Company has generated significant net operating losses for each year of its operations. See "-- Management's Presentation of Results of Operations."


     The Company's strategy is to expand its subscriber base as rapidly as possible to increase cash flow through greater utilization of its nationwide wireless communications network. From January 1, 1992 to March 31, 1996, the number of units in service increased from 52,125 to 1,374,146. None of the Company's growth is attributable to acquisitions. Given its growth strategy and the substantial associated selling and marketing expenses, the Company expects to continue to generate operating losses in 1996 from its one-way wireless communications business. In addition, the Company plans to begin development and implementation of two-way wireless messaging services during 1996, and expects to incur additional operating losses during the start-up phase for such services. The Company does not anticipate any significant revenues from two-way services during 1996 or 1997, however it expects to generate significant revenues with respect to two-way services in 1998. See "Risk Factors -- Risks of Implementation and Financing of Two-Way Services." The Company's ability to generate operating income is primarily dependent on its ability to attain a sufficiently large installed subscriber base that generates recurring revenues which offset the fixed operating costs of its wireless networks, administration and selling and marketing expenses. The Company intends to achieve this growth by promoting its customized paging and other wireless messaging services through its national sales offices, retail distribution channels, private brand strategic alliances with GTE Corporation ("GTE"), Southwestern Bell Mobile Systems ("SBMS"), AT&T Wireless Services ("AT&T Wireless"), Ameritech Mobile Services, Inc. ("Ameritech") and long distance reseller EXCEL Telecommunications, Inc. ("Excel"), and international expansion.


     Unlike most other paging carriers, the Company sells, rather than leases, substantially all of the messaging equipment used by its subscribers. As a result, the Company has much less capital invested in messaging equipment than other paging carriers since it recoups a substantial portion of messaging equipment costs upon sale to retailers and subscribers. This results in significantly lower capital expenditures, depreciation and amortization than if the Company leased such equipment to its subscribers. In addition, the Company's financial results are much different than other paging carriers that lease messaging equipment to subscribers because the Company recognizes the cost of messaging equipment sold in connection with adding new subscribers at the time of sale rather than capitalizing and depreciating the cost of messaging equipment over periods ranging from three to five years as occurs with paging carriers that lease messaging equipment to subscribers. However, the Company expects to lease rather than sell a portion of its two-way messaging units. In addition, the Company's retail distribution strategy results in the recognition of expenses associated with messaging equipment sales and other sales and marketing expenses in advance of new subscribers being added to the base and generating revenues (as retailers carry inventory).


     The Company sells its messaging equipment through multiple distribution channels including direct sales, third-party resellers, private brand strategic alliances and local and national retail stores. Selling and marketing expenses are primarily attributable to compensation paid to the Company's sales force, advertising and marketing costs and to losses resulting from the fact that, for competitive and marketing reasons, the Company generally sells each new unit for less than its acquisition cost. The Company's accounting practices result in selling and marketing expenses, including loss on sale of equipment, being recorded at the time a unit is sold. Units sold by the Company during a given month may exceed units activated and in service due to inventory stocking and distribution strategies of the retailers. As a result, selling and marketing expenses per net subscriber addition may fluctuate from period to period. In general, the Company anticipates that, based on its recent experience, 90% of its units sold through retail distribution channels will be activated and in service within 75 days of shipment.



     The Company derives its recurring revenue primarily from fixed periodic fees for services that are not generally dependent on usage. Consequently, the Company's ability to recoup its initial selling and marketing costs, to meet operating expenses and to achieve profitability is dependent on the average length of each customer's subscription period. As long as a subscriber continues to utilize the Company's service, operating results benefit from the recurring payments of the fixed fees without the incurrence of additional selling expenses by the Company. Conversely, operating results are adversely affected by customer disconnections. Each month a percentage of the Company's existing customers have their service terminated for a variety of reasons, including failure to pay, dissatisfaction with service and switching to a competing service provider. The Company's average monthly disconnection rates for the twelve months ended December 31, 1993, 1994, 1995 and March 31, 1996 were 3.7%, 3.4%, 2.5% and 2.4%, respectively.


     More than 90% of the Company's ARPU is attributable to fixed fees for airtime, coverage options and features. A portion of the remainder of additional ARPU is dependent on usage.


RESULTS OF OPERATIONS



     The Company's principal operations to date are its domestic one-way wireless messaging division. The following discussion of results of operations analyzes the results of the Company's one-way wireless messaging operations, unless otherwise indicated.



     Certain of the following financial information is presented on a per unit basis. Management of the Company believes that such a presentation is useful in understanding the Company's results because it is a meaningful comparison period to period given the Company's growth rate and the significant differences in the number of subscribers of other paging companies.



  THREE MONTHS ENDED MARCH 31, 1995 AND 1996



     Units in Service



     Units in service were 874,944 and 1,374,146 as of March 31, 1995 and 1996, respectively, representing an annual growth rate of 57%. The Company has experienced strong growth in units in service due primarily to the success of its sales and marketing strategies in the direct sales, national retail and third-party reseller channels, as well as from private brand strategic alliance programs.



     Revenues



     Revenues for the three months ended March 31, 1995 and 1996 were $32.7 million and $48.5 million, respectively. Recurring revenues for airtime, voicemail and other services for the same periods were $20.5 million and $33.7 million, respectively. Revenues from equipment sales and activation fees for the three months ended March 31, 1995 and 1996 were $12.2 million and $14.8 million, respectively. The increases in recurring revenues and revenues from equipment sales and activation fees were primarily due to the rapid growth in the number of units in service. The increase in equipment sales during the first quarter of 1996 was somewhat offset by a decline in the average price per unit sold. The Company expects equipment prices per unit generally to remain constant or decline only slightly as sales volumes increase.



     The Company's ARPU was $8.28 and $8.61 in the first quarter of 1995 and 1996, respectively. In general, over the past twelve months the Company's ARPU has increased primarily as a result of an increase in subscribers added through retail and direct sales channels. In addition, a portion of the increase in ARPU from the first quarter of 1995 to the first quarter of 1996 was due to a higher mix of multi-city, regional and nationwide services as well as increased sales of other value-added services such as voicemail and toll free numbers. Management anticipates that the Company's ARPU will decline in the foreseeable future due to increased competition and a higher mix of subscribers added through private brand strategic alliance programs and third party resellers, both of which yield lower ARPU. ARPU is lower for subscribers added through third-party resellers and private brand strategic alliances because these are generally high volume customers that are charged reduced airtime rates. However, because third-party resellers and private brand strategic alliance partners are responsible for selling and marketing costs, billing, collection and other administrative costs associated with end-users, the Company does not incur these costs with respect to such subscribers.



     Cost of Equipment Sold



     The cost of equipment sold for the three months ended March 31, 1995 and 1996 was $13.4 million and $17.1 million, respectively. The increase was directly related to the increase in the number of units sold partially offset by lower average pager prices paid to suppliers. The Company expects pager costs generally to remain constant, with only modest reductions in cost to the Company as a result of volume purchases. Management anticipates that loss on equipment sold will increase on a per unit basis for the foreseeable future due to increased competition.



     Operating Expenses



     Technical expenses were $5.5 million and $8.1 million for the three months ended March 31, 1995 and 1996, respectively. The increase resulted primarily from the expansion of the Company's nationwide network infrastructure, which resulted in greater expenses associated with the addition of new transmitter sites, transmitter and terminal equipment and telecommunications expenses. On an average monthly cost per unit in service basis, technical expenses were $2.21 and $2.06 in the first quarter of 1995 and 1996, respectively. The per unit decrease was the result of increased operating efficiencies and economies of scale experienced with the growth of the Company's subscriber base. During the three months ended March 31, 1996, the Company incurred $147,000 in technical expenses associated with the development of its two-way wireless messaging services.



     Selling expenses for the three months ended March 31, 1995 and 1996 were $8.6 million and $9.4 million, respectively. This increase resulted from greater marketing and advertising costs related to the significant growth in units sold as well as from increased sales compensation because of the addition of sales personnel in new and existing operating markets. During the first quarter of 1995 and 1996, the Company added 102,214 and 134,122 net new units in service, respectively. Sales and marketing employees increased from 338 at March 31, 1995 to 486 at March 31, 1996. Management believes the net loss on equipment sold to be a component of selling and marketing expenses incurred to add new subscribers because the Company sells, rather than leases units to new subscribers. See
"-- Management's Presentation of Results of Operations." Selling and marketing expenses per net subscriber addition (including loss on equipment sales) were $95 and $86 for the three months ended March 31, 1995 and 1996, respectively. During the three months ended March 31, 1996 the Company incurred $126,000 in selling expenses associated with its international operations.



     General and administrative expenses (including costs associated with customer service, field administration and corporate headquarters) in the first quarter of 1995 and 1996 were $9.7 million and $12.9 million, respectively. This increase was attributable to the Company's expansion of its customer service call centers and continued expansion into new markets to support the growing subscriber base which required additional office space, administrative personnel and customer service representatives. The Company increased the number of representatives in its customer service call centers from 389 on March 31, 1995 to 578 on March 31, 1996, and believes it operates one of the most extensive of such facilities in the paging industry. On an average cost per month per unit in service basis, general and administrative expenses were $3.92 and $3.29 in the first quarter of 1995 and 1996, respectively. The per unit decrease was a result of increased operating efficiencies and economies of scale achieved through the growth of the Company's subscriber base. During the three months ended March 31, 1996, the Company incurred $127,000 in general and administrative expenses associated with the development of its two-way wireless messaging services.



     Depreciation and amortization for the three months ended March 31, 1995 and 1996 was $2.8 million and $4.2 million, respectively. The increase resulted from the expansion of the Company's network infrastructure including transmitter and terminal equipment, as well as the purchase and development of a new centralized administrative system during 1995 and the first three months of 1996. As an average cost per month per unit in service, depreciation and amortization was $1.13 and $1.08 for the three months ended March 31, 1995 and 1996, respectively.



     Interest Expense



     Interest expense increased from $6.7 million in the first quarter of 1995 to $8.4 million in the first quarter of 1996. The increase in 1996 was primarily the result of increased interest expense related to the 15% Notes and the 12 1/4% Notes. Interest expense related to the 12 1/4% Notes was $2.8 million and $3.2 million in the first quarter of 1995 and 1996, respectively. Interest expense related to the 15% Notes was $3.2 million and $4.4 million in the first quarter of 1995 and 1996, respectively.



     Net Loss



     The Company sustained net losses in the first quarter of 1995 and 1996 of $13.7 million and $11.6 million, respectively, principally due to the cost of funding the growth rate of the Company's subscriber base which resulted in an increase in units sold, selling and marketing expenses, operating expenses and interest expense.


  FISCAL YEARS 1993, 1994 AND 1995

     Units in Service

     Units in service were 327,303, 772,730 and 1,240,024 as of December 31, 1993, 1994 and 1995, respectively. This represents a growth rate of 136% and 60% in 1994 and 1995, respectively. The Company has experienced strong growth in units in service due primarily to the success of its sales and marketing strategies in the direct sales, national retail and third party reseller channels, as well as from private brand strategic alliance programs. According to industry sources, the paging industry in general has experienced growth rates of 29%, 38% and 25% for 1993, 1994 and 1995, respectively.

     Revenues


     Revenues for the fiscal years 1993, 1994 and 1995 were $50.7 million, $109.8 million and $159.2 million, respectively. Recurring revenues for airtime, voicemail and other services for the same periods were $24.2 million, $56.6 million and $101.5 million, respectively. Revenues from equipment sales and activation fees for 1993, 1994 and 1995 were $26.5 million, $53.2 million and $57.7 million, respectively. The increases in recurring revenues and revenues from equipment sales and activation fees were primarily due to rapid growth in the number of units in service. The increase in equipment sales during 1995 was somewhat offset by a decline in the average price per unit sold.



     The Company's ARPU was $9.81, $8.64 and $8.62 in the final quarter of 1993, 1994 and 1995, respectively. The Company's ARPU declined in 1994 and 1995 primarily as a result of an increase in subscribers added through third-party resellers and distribution through private brand strategic alliance programs. The decrease in 1995 was slightly offset by a higher mix of multi-city, regional and nationwide services as well as increased sales of other value-added services such as voicemail and toll free numbers.

     Cost of Equipment Sold


     The cost of equipment sold in 1993, 1994 and 1995 was $28.2 million, $57.8 million and $64.0 million, respectively. The increase was directly related to the increase in the number of units sold partially offset by lower average pager prices paid to suppliers.


     Operating Expenses

     Technical expenses were $9.5 million, $16.2 million and $25.7 million in 1993, 1994 and 1995, respectively. The increase resulted primarily from the expansion of the Company's nationwide network infrastructure, which resulted in greater expenses associated with the addition of new transmitter sites, transmitter and terminal equipment and telecommunications expenses. On an average monthly cost per unit in service basis, technical expenses were $3.55, $2.45 and $2.13 in 1993, 1994 and 1995, respectively. The per unit decreases were the result of increased operating efficiencies and economies of scale experienced with the growth of the Company's subscriber base. During 1995, the Company incurred $222,000 in technical expenses associated with the development of its two-way wireless messaging services.

     Selling expenses in 1993, 1994 and 1995 were $17.3 million, $31.3 million and $36.1 million, respectively. This increase resulted from greater marketing and advertising costs related to the significant growth in units sold as well as from increased sales compensation because of the addition of sales personnel in new and existing operating markets. During the years ended December 31, 1993, 1994 and 1995, the Company added 210,269, 445,427 and 467,294 net new units in service, respectively. Sales and marketing employees increased from 305 at December 31, 1993 to 450 at December 31, 1994 and then decreased to 445 at December 31, 1995. Management believes the net loss on equipment sold to be a component of selling and marketing expenses incurred to add new subscribers. See "-- Management's Presentation of Results of Operations." Selling and marketing expenses per net subscriber addition (including loss on equipment sales) were $91, $81 and $91 for the years ended December 31, 1993, 1994 and 1995, respectively. The increase in 1995 was due to the addition of new sales offices, expansion of existing sales offices and an increase in the number of retail stores supported by the Company's marketing organization.

     General and administrative expenses (including costs associated with customer service, field administration and corporate headquarters) in 1993, 1994 and 1995 were $15.6 million, $29.8 million and $43.5 million, respectively. This increase was attributable to the Company's expansion of its customer service call centers and continued expansion into new markets to support the growing subscriber base which required additional office space, administrative personnel and customer service representatives. The Company increased the number of representatives in its customer service call centers from 69 on December 31, 1993 to 389 on December 31, 1994 and to 600 on December 31, 1995, and believes it operates one of the most extensive of such facilities in the paging industry. On an average cost per month per unit in service basis, general and administrative expenses were $5.84, $4.52 and $3.60 in 1993, 1994 and 1995, respectively. The per unit decreases were a result of increased operating efficiencies and economies of scale achieved through the growth of the Company's subscriber base. During 1995, the Company incurred $154,000 in general and administrative expenses associated with the development of its two-way wireless messaging services.

     Depreciation and amortization in 1993, 1994 and 1995 was $5.1 million, $8.1 million and $13.3 million, respectively. The increases resulted from the expansion of the Company's network infrastructure including transmitter and terminal equipment, as well as the purchase and development of a new centralized administrative system in 1995. As an average cost per month per unit in service, depreciation and amortization was $1.91, $1.23 and $1.10 for the years ended December 31, 1993, 1994 and 1995, respectively.

     Interest Expense

     Interest expense increased from $6.5 million in 1993 to $12.9 million in 1994 and $30.7 million in 1995. The increase in 1994 was due to interest related to the 12 1/4% Notes, partially offset by decreased borrowings under vendor financing agreements. The increase in 1995 was primarily the result of the issuance of the 15% Notes in January 1995, increased interest related to the 12 1/4% Notes, as well as increased borrowings under vendor financing agreements. Interest expense related to the 12 1/4% Notes was $2.0 million, $10.8 mil-
lion and $11.8 million in 1993, 1994 and 1995, respectively. Interest expense related to the 15% Notes was $15.3 million in 1995.

     Net Loss

     The Company sustained net losses in 1993, 1994 and 1995 of $31.1 million, $45.8 million and $53.1 million, respectively, principally due to the cost of funding the growth rate of the Company's subscriber base which resulted in an increase in units sold, selling and marketing expenses, operating expenses and interest expense.

MANAGEMENT'S PRESENTATION OF RESULTS OF OPERATIONS

  COMPARISON WITH GAAP PRESENTATION

     The Company's audited Consolidated Financial Statements for the years ended December 31, 1993, 1994 and 1995, included elsewhere in this Prospectus, have been prepared in accordance with GAAP. For internal management purposes the Company prepares statements of operations that are derived from the Company's GAAP financial statements but are reordered in a format that management uses for its internal review of the Company's performance and that management believes are useful in understanding the Company's results.


     Management believes that operating profit before selling expenses is a meaningful indicator of the profitability of the Company's installed base of units in service because it measures the recurring revenues received for services less the costs (including depreciation and amortization) associated with servicing that installed base. Operating profit before selling expenses per subscriber per month for the Company's one-way operations has grown from $.33 during the second quarter of 1994 to $2.23 during the first quarter of 1996 due primarily to the Company's increase in subscribers, operating efficiency and resulting benefits in economies of scale.


     Separately, selling and marketing expenses (including loss on equipment sold) provide a measure of the costs associated with obtaining new subscribers that the Company needs to generate the incremental recurring revenue necessary to achieve profitability. Under the GAAP presentation, recurring revenues and equipment and activation revenues are aggregated and are not separately compared to the costs associated with each.

     The items included in management's presentation of the results of operations and their derivation from financial information presented in accordance with GAAP are described below.

          Recurring Revenues. Recurring revenues include periodic fees for airtime, voicemail, customized coverage options, toll free numbers, excess usage fees and other recurring revenues and fees associated with the subscriber base. Recurring revenues do not include equipment sales revenues or initial activation fees. Recurring revenues are the same under both the management and GAAP presentations.

          Service Expenses. Service expenses under the management presentation include technical, customer service, general and administrative and headquarters expenses, but do not include selling and marketing expenses, depreciation or amortization.

          Depreciation and Amortization. This item is the same under the management and GAAP presentations.

          Operating Profit Before Selling Expenses. Operating profit before selling expenses under the management presentation is equal to recurring revenues less service expenses and depreciation and amortization. Operating profit before selling expenses is not derived pursuant to GAAP.

          Selling Expenses. Selling expenses under the management presentation represent the cost to the Company of selling pagers and other messaging units to a customer, and are equal to selling costs (sales compensation, advertising, marketing, etc.) plus costs of units sold less revenues from equipment sales and activation fees. As described above, the Company sells rather than leases substantially all of the one-way messaging equipment used by subscribers. Selling expenses under the management presentation are not derived pursuant to GAAP. Net loss on equipment sales is not included in the GAAP presentation of selling expenses.

          Operating Income (Loss). This item is the same under the management and GAAP presentations.

          EBITDA. EBITDA represents earnings (loss) before interest, taxes, depreciation and amortization. EBITDA is a financial measure commonly used in the paging industry. EBITDA is not derived pursuant to GAAP and therefore should not be construed as an alternative to operating income, as an alternative to cash flows from operating activities (as determined in accordance with GAAP) or as a measure of liquidity. The calculation of EBITDA does not include the commitments of the Company for capital expenditures and payment of debt and should not be deemed to represent funds available to the Company. In the fourth quarter of 1995, the Company's EBITDA from its one-way operations became positive for the first time.

  Selected Quarterly Results of Operations


     The table below sets forth management's presentation of results of one-way domestic operations and other data on a quarterly basis for the eight most recent fiscal quarters. This presentation should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus, and should not be considered in isolation or as an alternative to results of operations that are presented in accordance with GAAP.



                                                                    THREE MONTHS ENDED
                         --------------------------------------------------------------------------------------------------------
                          JUNE                                     MARCH       JUNE
                           30,     SEPTEMBER 30,   DECEMBER 31,     31,         30,     SEPTEMBER 30,   DECEMBER 31,    MARCH 31,
                          1994         1994            1994        1995        1995         1995            1995          1996
                         -------   -------------   ------------   -------     -------   -------------   -------------   ---------
                                                                       (UNAUDITED)
                                                            (IN THOUSANDS, EXCEPT OTHER DATA)
OPERATING DATA:
Recurring revenues...... $12,946      $15,161        $ 17,902     $20,464     $23,387      $26,994         $30,658       $33,743
Service expenses........  10,632       12,160          13,688      15,157      16,208       18,192          19,258        20,735
Depreciation and
  amortization..........   1,876        2,217           2,354       2,802       3,091        3,469           3,910         4,248
                         -------      ------         --------     -------     -------      -------         -------       ------
Operating profit before
  selling expenses......     438          784           1,860       2,505       4,088        5,333           7,490         8,760
Selling expenses(1).....   7,543        9,580          11,732       9,704      10,614       10,889          11,181        11,601
                         -------      -------        --------     -------     -------      -------         -------       ------
Operating income
  (loss)................ $(7,105)     $(8,796)       $ (9,872)    $(7,199)    $(6,526)     $(5,556)        $(3,691)      $(2,841)
                         =======      =======        ========     =======     =======      =======         =======       =======
EBITDA.................. $(5,229)     $(6,579)       $ (7,518)    $(4,397)    $(3,435)     $(2,087)        $   219       $ 1,407
                         =======      =======        ========     =======     =======      =======         =======       =======
OTHER DATA:
Units in service(2)..... 495,605      608,427         772,730     874,944   1,008,683   1,131,464        1,240,024     1,374,146
Net subscriber
  additions.............  93,588      112,822         164,303     102,214     133,739      122,781         108,560       134,122
ARPU(3)................. $  9.62      $  9.15        $   8.64     $  8.28     $  8.28      $  8.41         $  8.62       $  8.61
Operating profit before
  selling expenses per
  subscriber per
  month(4)..............     .33          .47             .90        1.01        1.45         1.66            2.11          2.23
Selling expenses per net
  subscriber
  addition(1)(5)........      81           85              71          95          79           89             103            86
Capital employed per
  unit in service(6)....      69           53              42          45          39           39              40            41



- ---------------


(1) Includes loss on sale of equipment.

(2) Stated as of the end of each period.

(3) Calculated by dividing recurring revenues for the quarter by the average number of units in service during that quarter.


(4) Calculated by dividing operating profit before selling expenses (selling expenses include loss on sale of equipment) for the quarter by the average number of units in service during that quarter. Stated as the monthly average for the quarter.


(5) Calculated by dividing selling expenses, including loss on sale of equipment, for the quarter by the net subscriber additions for the quarter.

(6) Calculated by dividing total assets (excluding cash, NPCS Licenses and international investments) minus current liabilities (excluding current maturities of long-term debt) at the end of the period, by units in service at the end of the period.

  SUPPLEMENTARY INFORMATION


     The following table sets forth supplementary financial information related to the Company's various operations:

                                                        FISCAL YEAR ENDED DECEMBER 31, 1994
                                              -------------------------------------------------------
                                              PAGEMART     PAGEMART       PAGEMART        THE COMPANY
                                              ONE-WAY      TWO-WAY      INTERNATIONAL     CONSOLIDATED
                                              --------     --------     -------------     -----------
                                                                  (IN THOUSANDS)
Revenues....................................  $109,833     $     --        $    --         $ 109,833
Operating loss..............................   (33,324)          --             --           (33,324)
EBITDA......................................   (25,219)          --             --           (25,219)
Total assets................................    81,470       58,885          1,704           142,059
Capital expenditures........................    16,719           --             --            16,719

                                                        FISCAL YEAR ENDED DECEMBER 31, 1995
                                              -------------------------------------------------------
                                              PAGEMART     PAGEMART       PAGEMART        THE COMPANY
                                              ONE-WAY      TWO-WAY      INTERNATIONAL     CONSOLIDATED
                                              --------     --------     -------------     -----------
                                                                  (IN THOUSANDS)
Revenues....................................  $159,191     $     --        $    --         $ 159,191
Operating loss..............................   (22,972)        (376)            --           (23,348)
EBITDA......................................    (9,700)        (376)            --           (10,076)
Total assets................................   120,004      140,235          3,590           263,829
Capital expenditures........................    32,486        1,017             --            33,503


                                                        FISCAL QUARTER ENDED MARCH 31, 1996
                                              -------------------------------------------------------
                                              PAGEMART     PAGEMART       PAGEMART        THE COMPANY
                                              ONE-WAY      TWO-WAY      INTERNATIONAL     CONSOLIDATED
                                              --------     --------     -------------     -----------
                                                                    (UNAUDITED)
                                                                  (IN THOUSANDS)
Revenues....................................  $ 48,545     $     --        $    --         $  48,545
Operating loss..............................    (2,841)        (274)          (126)           (3,241)
EBITDA......................................     1,407         (274)          (126)            1,007
Total assets................................   119,186      140,251          3,411           262,848
Capital expenditures........................    11,556          223             --            11,779


SEASONALITY

     Pager usage is slightly higher during the spring and summer months, which is reflected in higher incremental usage fees earned by the Company. The Company's retail sales are subject to seasonal fluctuations that affect retail sales generally. Otherwise, the Company's results are generally not significantly affected by seasonal factors.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's operations require substantial capital investment for the development and installation of its wireless communications network, the procurement of messaging equipment and expansion into new markets. To date, these investments by the Company have been funded by the proceeds from the issuance of common stock, preferred stock, the 12 1/4% Notes and the 15% Notes, as well as borrowings under vendor financing agreements.


     Capital expenditures were $10.8 million, $16.7 million and $33.5 million for the years ended December 31, 1993, 1994 and 1995, respectively and $11.8 million for the three months ended March 31, 1996. Capital expenditures for 1995 include approximately $8.7 million for the development of the Company's new administrative system and approximately $1.0 million related to the development of two-way messaging services. Capital expenditures for the first quarter of 1996 include approximately $223,000 related to the development of two-way messaging services. The Company's expansion of its one-way wireless communications network and related administrative facilities will require capital expenditures currently estimated to be an additional $18 million during 1996. During December 1995, the Company committed to purchase $40 million in network infrastructure equipment from a significant vendor from December 1, 1995 to October 31, 1999 (the "Vendor Commitment").



     The Company's net cash used in operating activities was $23.2 million, $25.5 million and $2.9 million for the years ended December 31, 1993, 1994 and 1995, respectively, and the Company's operating activities provided net cash of $366,000 for the three months ended March 31, 1996. The decrease in 1995 and the improvement for the first quarter of 1996 was a result of improved operating results from a larger subscriber base and higher efficiencies in working capital achieved through improved collections procedures and improved inventory management. Net cash used in investing activities was $18.6 million, $69.1 million and $110.2 million for the years ended December 31, 1993, 1994 and 1995 respectively, and $11.8 million for the three months ended March 31, 1996. The increase in 1994 over 1993 was primarily due to the $58.9 million used for the acquisition of the NPCS Licenses. Of the $110.2 million used in investing activities in 1995, $74.1 million was for the acquisition of the NPCS Licenses and the remainder was primarily for capital expenditures. Net cash provided by financing activities, including proceeds from borrowings and issuances of common and preferred stock was $61.8 million, $83.5 million and $125.5 million for the years ended December 31, 1993, 1994 and 1995, respectively, and net cash used by financing activities was $1.3 million for the three months ended March 31, 1996. The increase in 1994 resulted from the $76.9 million of net proceeds from the sale of stock (the "1994 Stock Offerings"). The increase in 1995 resulted primarily from the $100.1 million of net proceeds from the sale of units, consisting in the aggregate of $207.3 million principal amount at maturity of the 15% Notes and 725,445 shares of Common Stock, and $24.5 million of net proceeds from the sale of Common Stock (the "1995 Private Stock Offering"). Long-term obligations, less current maturities, increased by approximately $5.8 million during the three months ended March 31, 1996, $126.7 million during 1995 and $14.3 million during 1994. Net increases in borrowings were $47.3 million, $16.5 million and $128.7 million for the years ended 1993, 1994 and 1995, respectively. The net increase in 1994 resulted primarily from the accretion of the 12 1/4% Notes and borrowings under vendor financing agreements. The increases in 1995 and the first quarter of 1996 resulted from the issuance of the 15% Notes, the accretion of the 12 1/4% Notes and borrowings under vendor financing agreements.



     As of March 31, 1996, the Company's indebtedness under vendor financing agreements was $13.7 million, its indebtedness under the 12 1/4% Notes was $98.0 million and its indebtedness under the 15% Notes was $119.1 million.



     The 12 1/4% Notes, which are unsecured senior obligations of PageMart, mature in 2003 and were issued at a substantial discount from their principal amount at maturity. The accretion of original issue discount on the 12 1/4% Notes will cause an increase in indebtedness from March 31, 1996 to November 1, 1998 of $38.5 million. From and after November 1, 1998, interest on the 12 1/4% Notes will be payable semiannually, in cash.



     The 15% Notes, which are unsecured senior obligations of Wireless, mature in 2005 and were issued at a substantial discount from their principal amount at maturity. The accretion of original issue discount on the 15% Notes will cause an increase in indebtedness from March 31, 1996 to February 1, 2000 of $88.1 million. From and after February 1, 2000, interest on the 15% Notes will be payable semiannually, in cash.



     In 1992, PageMart entered into an equipment lease agreement with Glenayre (the "Vendor Lease Financing Agreement"), providing for the financing of transmitter equipment up to a maximum aggregate amount of $15 million, pursuant to lease term schedules mutually agreed upon for lease terms not exceeding 60 months. The Vendor Lease Financing Agreement is not a revolving line of credit and the vendor's commitment expired on December 31, 1995. PageMart has an option, at the expiration of any schedule to purchase all of the equipment leased under that schedule at a nominal purchase price. The weighted average interest rate in effect on March 31, 1996 with respect to the Vendor Lease Financing Agreement was 13.49%. All outstanding indebtedness under the Vendor Lease Financing Agreement will be repaid with a portion of the net proceeds from the Offering.

     In May 1994, PageMart entered into a vendor purchase financing agreement with Motorola (the "Vendor Purchase Financing Agreement"), providing for the financing of transmitter equipment over a period of up to 36 months after the acquisition of such equipment up to a maximum aggregate amount of $8 million. The Vendor Purchase Financing Agreement is not a revolving line of credit. The interest rate applicable to such financing is 4% above the prime rate quoted in The Wall Street Journal from time to time. The weighted average interest rate in effect on March 31, 1996 with respect to the Vendor Purchase Financing Agreement was 12.5%.



     In May 1995, the Company entered into a four year Revolving Credit Agreement (the "Revolving Credit Agreement") with BT Commercial Corporation, as Agent, and Bankers Trust Company, as Issuing Bank, which provides for a $50 million revolving line of credit. Currently there are no loans outstanding under the Revolving Credit Agreement. The maximum amount available under the Revolving Credit Agreement at any time is limited to a borrowing base amount equal to the lesser of (i) 80% of eligible accounts receivable plus 50% eligible inventory owned by Wireless, and (ii) an amount equal to the service contribution (as defined in the Revolving Credit Agreement) of Wireless and its subsidiaries for the immediately preceding three-month period times 4.0. As of March 31, 1996, the amount available under the Revolving Credit Agreement was $22.7 million.



     The Vendor Purchase Financing Agreement, the 12 1/4% Indenture, the 15% Indenture and the Revolving Credit Agreement contain certain restrictive covenants that, among other things, limit the ability of the Company to incur indebtedness, pay dividends, repurchase capital stock, engage in transactions with stockholders and affiliates, create liens, sell assets, enter into leases and engage in mergers and consolidations, and the Revolving Credit Agreement requires the Company to maintain certain financial ratios and limits the ability of the Company to make capital expenditures. In addition, the 12 1/4% Indenture prohibits PageMart from paying any dividends or making other distributions on its capital stock, making loans to Wireless, merging or consolidating with Wireless or assuming or guaranteeing any obligations of Wireless unless PageMart is in compliance with certain interest coverage ratios and certain other requirements. PageMart may, however, sell assets to Wireless in transactions that are arm's-length in nature. Wireless is currently a holding company with no business or operations of its own. Because all of Wireless's operations are conducted through its subsidiaries, Wireless's cash flow and consequently its ability to service debt, is almost entirely dependent upon the earnings of its subsidiaries and the distribution of those earnings or upon loans or other payment of funds by those subsidiaries to Wireless. Wireless's subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to Wireless's obligations or to make any funds available therefor, whether by dividends, loans or other payments. Until the maturity of the 12 1/4% Notes, which mature on November 1, 2003, and the indebtedness under the Vendor Purchase Financing Agreement, earlier repayment of such indebtedness or compliance with the requirements of such debt instruments, Wireless will be unable to use any amount of cash generated by the operations of PageMart and its subsidiaries. However, currently Wireless does not have significant cash requirements until August 2000 when interest on the 15% Notes must be paid in cash. See "Risk Factors -- High Leverage; Stockholders' Deficit; Restrictive Covenants."



     On November 15, 1995, the Company purchased through PageMart International, Inc., 200,000 shares of voting common stock of PageMart Canada, which represents 20% of the ownership of PageMart Canada. PageMart International, Inc. also owns 33% of the voting common stock of Canada Holding, which owns the remaining 80% of the voting common stock of PageMart Canada. The Company's investment in Canada Holding and PageMart Canada totals approximately $3.7 million.



     As of March 31, 1996, the Company had approximately $14.2 million in cash and cash equivalents. The Company's cash balances, existing vendor financing arrangements and borrowings under the Revolving Credit Agreement are expected to be sufficient to fund the Company's one-way operations and related capital and debt service requirements through 1997. See "Risk Factors -- No Assurance that Growth Strategy will be Achieved."


     Significant additional financing will be required to fund the construction of a transmission network for two-way services and other start-up costs and selling and marketing expenses associated with the development and implementation of two-way services. The Company anticipates investing $75 to $100 million through fiscal 1997 to test and construct a two-way transmission network. Thereafter, the Company anticipates that the two-way operations may require up to $100 million of additional investment to substantially complete the network buildout. The Company expects to require additional financing to complete the buildout which may include entering into joint venture arrangements, however there can be no assurance that sufficient financing will be available to the Company. The Company's ability to incur indebtedness is limited by the covenants contained in the 15% Indenture, the 12 1/4% Indenture, the Revolving Credit Agreement and the Vendor Purchase Financing Agreement, and as a result any additional financing may need to be equity financing. See "Risk Factors -- Risks of Implementation and Financing of Two-Way Services."


     Future revenues, costs, product mix and new product acceptance are all influenced by a number of factors which are inherently uncertain and difficult to predict. Therefore, no assurance can be given that financing for such investments will be available. No assurance can be given that the Company's strategy will be implemented as currently planned or that the Company's operations will generate positive cash flows.

                                    BUSINESS

GENERAL


     The Company is one of the fastest growing providers of wireless messaging services in the United States. Since commencing operations in 1990, the Company has grown to become the fifth largest paging carrier in the United States, based on 1,374,146 subscribers at March 31, 1996. The Company's number of subscribers has increased at annual growth rates of 180%, 136% and 60% in 1993, 1994 and 1995, respectively, as compared to an average annual growth rate of approximately 31% for 1993 through 1995 for the paging industry. The Company has made no acquisitions, and all subscriber growth has been internally generated.



     The Company offers local, multi-city, regional and nationwide paging and other one-way wireless services in all 50 states, covering 90% of the population of the United States. The Company also provides services in Puerto Rico, the U.S. Virgin Islands and the Bahamas, and has recently initiated nationwide services in Canada. The Company employs a digital, state of the art transmission network that is 100% FLEX enabled, allowing the use of high speed messaging technology, thereby providing increased transmission capacity.


PAGING AND MESSAGING INDUSTRY

     Industry sources indicate that, as of December 31, 1995, there were over 34 million pagers in service in the United States, which represents a penetration rate in excess of 13% of the population. The number of pagers in service in the United States has grown at an annual rate of approximately 28% since 1989. Factors that have driven subscriber growth include: (i) a continuing shift toward a service-based economy; (ii) increasing awareness of the benefits of mobile communication among the population at large, (iii) decreasing equipment and service prices contrasting with higher priced wireless communication services such as cellular telephone; (iv) significant productivity, reliability and coverage area improvements in paging services; (v) improved paging product functionality; and (vi) expansion of distribution into the mass consumer markets (e.g. national retail chains and direct sales).

     INDUSTRY BACKGROUND/TRADITIONAL SERVICES. Historically, the industry has been highly fragmented, characterized by a large number of small, local operators. During the 1990s, however, consolidation increased significantly as some paging companies grew rapidly, either internally or by acquisition. As a result, industry sources have reported that over 45% of the estimated number of pagers in service in the United States are now provided by the five largest companies by subscriber level.

     Over the past decade, traditional paging services have evolved rapidly from tone-only, digital pagers to sophisticated alphanumeric devices that store messages with up to 240 characters. Paralleling this product evolution and concurrent with the reduction in related service and product costs, the market for paging services has grown from a base of largely specialized users, such as doctors and business people having time sensitive communication needs, to the mass consumer market.

     Although the paging and messaging industry continues to be characterized by technological advances, certain basic characteristics are common to most one-way wireless messaging services. Paging is a one-way wireless messaging technology that uses an assigned frequency to contact a paging customer within a geographic service area. Each customer who subscribes to a paging service is assigned a specific telephone number (or a personal information number). The subscriber is contacted through this telephone number (or a personal information number) when the caller is connected, through the public-switched telephone network, with the paging service.

     INDUSTRY EVOLUTION/NEW SERVICES. While paging has been historically a one-way communications service, technology advances are now providing a two-way capability for wireless messaging. In 1994, the FCC enhanced the potential for two-way messaging by allocating and auctioning new frequencies for two-way paging services. By the end of 1994, the FCC had successfully auctioned frequencies for both nationwide and regional two-way services. With the advent of two-way NPCS technology, the opportunity exists for the development of two-way messaging products and services that will include inexpensive stored voice and data acknowledgment paging services that complement the cellular and broadband PCS service offerings.

     The newly-auctioned NPCS spectrum is expected to allow greater functionality than traditional paging spectrum because it has broader bandwidth and offers "inbound" and "outbound" spectrum, allowing efficient two-way communication. With two-way transmission capability, a subscriber unit will be able to indicate its location to the network. As a result, the message can be broadcast from the closest transmission site, rather than from all transmission sites in the entire national, regional or local network, as is the case with existing paging systems. This should enable more efficient use of the spectrum in a given geographic area and should greatly increase overall system capacity.


     Advanced messaging services may be delivered through several kinds of subscriber equipment and technology such as Motorola's stored voice messaging product (which will allow delivery and storage of voice messages to a pocket-sized pager-like device), enhanced alphanumeric subscriber units, PC plug-in cards for laptop computers, palmtop computers and Personal Digital Assistants ("PDAs"), allowing these devices to receive and acknowledge data messages. Eventually these capabilities may be "built in" obviating the need to purchase add-on devices such as PC cards. In addition, it is expected that the enhanced functionality of two-way messaging will attract new subscribers through value-added services such as voice messaging, wireless origination and delivery of e-mail, integration of wireless devices into corporate wide area and local area networks, database access and transaction services.


     INDUSTRY OUTLOOK. Future technology developments in the wireless messaging industry are expected to evolve and drive subscriber growth as users demand more sophisticated services and devices. The penetration into the mass markets will continue as retail distribution expands and as non-paging telecommunication service providers seek to private-label pagers and bundle these services with their own product offerings. Major telecommunication providers such as AT&T Wireless, Sprint Corporation and MCI Communications Corporation have all recently entered into paging service agreements with major messaging service providers, and this trend is expected to continue.

     The wireless industry in general and wireless messaging in particular are expected to experience robust subscriber growth into the next decade. The Company believes that its distinct business model positions it well to benefit from the growth opportunities prevailing in the wireless messaging market today. Specifically, the Company believes that the combination of its common frequency nationwide network, centralized administration, diversified distribution channels and strong spectrum position represents a competitive advantage that will enable the Company to benefit from the ongoing industry developments.

OPERATING STRATEGY

     The Company attributes the significant growth of its paging business to the successful implementation of its six operating principles: (i) diversified distribution channels, (ii) nationwide common frequency, (iii) efficient network architecture, (iv) spectrum-rich frequency position, (v) centralized administration, and (vi) customer service capabilities.

          DIVERSIFIED DISTRIBUTION CHANNELS. The Company utilizes a number of distribution channels to market its products and services, including retail marketing, private brand strategic alliances and national sales offices.

             Retail Marketing. The Company believes that it is the leading supplier of paging units to consumers through retail distribution channels. The Company has been selected as the pager supplier for a number of leading retail chains, including Office Depot Inc., Comp USA, Inc., Montgomery Ward Company, Inc., Target Stores, Inc. and Best Buy, Inc.


             Private Brand Strategic Alliances. The Company was one of the first paging companies to broaden its distribution reach by establishing strategic relationships with large communications providers. The Company has established strategic relationships with GTE Corporation, Southwestern Bell Mobile Systems, AT&T Wireless Services, Ameritech Mobile Services, Inc. and long distance reseller Excel.

             National Sales Offices. The Company's national sales offices sell equipment and services through three distribution channels: direct sales, third party resellers and local retailers. The Company has a direct sales force presence in over 75 MSAs through 65 offices.



          Management believes that a diversified approach to distribution is important to sustain growth as paging services more deeply penetrate the United States population, especially the consumer market. This diversification is a key element of the Company's strategy of expanding its subscriber base as rapidly as possible to increase cash flow through greater utilization of its nationwide wireless communication network. A diversified distribution strategy also provides a cost effective method for managing disconnection rates. The Company's average monthly disconnection rates for the twelve months ended December 31, 1994, December 31, 1995 and March 31, 1996 were 3.4%, 2.5% and 2.4% per month, respectively.


          NATIONWIDE COMMON FREQUENCY. The Company has constructed its nationwide messaging network on a common frequency. Use of a common frequency provides the Company with a number of important strategic advantages not available to many of its competitors which operate on multiple frequencies across markets. The use of a common frequency enables the Company's customers to travel throughout the United States, Canada and the Bahamas while continuing to use the same messaging device. As a result, the Company is able to provide multi-city coverage customized to accommodate the customer's needs ("coverage on demand"). The common frequency also provides a competitive advantage to the Company when marketing its services to regional and national retailers and private brand strategic alliance partners. These distributors are able to buy the paging unit without being limited by where they can distribute the product or by the service they sell with the unit. This allows retailers and strategic partners to offer customers all service options while minimizing the number of SKUs that the distributor must carry, thus reducing inventory carrying costs.

          EFFICIENT NETWORK ARCHITECTURE. The Company is an industry leader in the implementation of advanced telecommunications technologies, including pioneering the use of direct broadcast satellite technology for paging. The Company's nationwide wireless transmission network is 100% controlled by DBS technology, which gives the Company a flexible, highly reliable and efficient network architecture. The use of DBS technology eliminates the need for expensive terrestrial Rf control links and repeater equipment while enabling the Company to provide a wide range of coverage options. The Company's network covers the top 300 MSAs across the United States, or approximately 90% of the total population in the United States and is designed to serve a significantly larger subscriber base than the one currently served by the Company. The Company's wireless transmission network is 100% FLEX enabled, allowing the use of the high speed FLEX protocol to transmit messages and maximize system capacity.


          SPECTRUM-RICH FREQUENCY POSITION. The Company ranks among the top four paging carriers in the United States in licensed nationwide frequencies. The Company's exclusive frequency licenses include two nationwide paging frequencies and 150 kHz of nationwide NPCS frequency. The Company believes that this frequency has important strategic value because it may enable the Company to grow significantly its one-way subscriber base and to provide two-way messaging and other value-added services to its subscribers. As a result, the Company believes its spectrum-rich frequency position enables it to attract private brand strategic alliance partners.


          CENTRALIZED ADMINISTRATION. The Company has centralized customer service, information systems, inventory control and distribution, credit and collections, accounting and marketing functions. This centralized administration has enabled the Company to become one of the lowest cost providers of paging and other one-way wireless communications services in the United States. In addition, the administrative infrastructure is designed to support a significantly larger customer base than that currently served by the Company, which will allow it to realize additional operating efficiency as the Company continues to grow.


          CUSTOMER SERVICE CAPABILITIES. Management has focused on developing industry-leading customer service capabilities. The Company employs over 575 highly trained customer service personnel operating in state of the art call center facilities. Management believes that these services are an important factor in supporting and retaining its strategic partners, retailers and subscribers.

TWO-WAY MESSAGING STRATEGY


     One of the Company's principal strategies is to become a leading provider of two-way messaging services in the United States. Management believes that the introduction of two-way messaging services may present significant future growth opportunities to the Company by enabling it to provide a new generation of advanced messaging services, including data messaging, stored voice messaging and other services, to new and existing subscribers.


     The Company's two-way messaging strategy is founded on four principal competitive advantages: (i) nationwide spectrum, (ii) incremental introduction of technology, (iii) established diversified distribution channels, and (iv) operating efficiency.

     NATIONWIDE SPECTRUM. With the acquisition of the NPCS Licenses, the Company became one of four companies with 150 kHz or more of nationwide NPCS frequency. As a result, the Company is positioned to create a high capacity nationwide network capable of delivering local, multi-city, regional, or nationwide data and stored voice messaging services to a large number of subscribers.


     INCREMENTAL INTRODUCTION OF TECHNOLOGY. The Company intends to introduce two-way messaging technology by initially building upon its one-way transmission network, enabling the Company to minimize the level of capital expenditures and investments. The Company plans to introduce two-way stored voice service paced to the availability of infrastructure equipment, subscriber devices and to meet the market demand for such services.


     ESTABLISHED DIVERSIFIED DISTRIBUTION CHANNELS. The Company plans to leverage its established diversified distribution channels to achieve efficient, rapid market penetration of its two-way services.

     OPERATING EFFICIENCY. The Company expects to utilize its existing one-way network and centralized administration to minimize incremental costs of product and service expansion. Management believes that the Company's centralized customer service, information systems, inventory control and distribution, credit and collections, accounting and marketing organizations will be capable of supporting the Company's two-way strategy.


     As a result of these operating advantages, the Company plans to provide a complete array of two-way services at affordable prices, including stored voice and data services, that should appeal to a large number of potential subscribers.



     The Company expects to begin testing two-way data and stored voice services in the second quarter of 1996. Upon completion of testing, two-way data services are expected to be marketed on a city-by-city basis beginning in late 1996. Two-way data services may include guaranteed alphanumeric message delivery with acknowledgment and message with response capabilities. In 1997, the Company plans to introduce its VoiceMart service which should provide subscribers with the ability to receive stored voice messages directly to their messaging devices. Introduction of the VoiceMart service will be paced to the availability of infrastructure equipment, subscriber devices and market demand.


COAM STRATEGY


     The Company's operating model is unique in the industry in that it follows a strategy of selling rather than leasing messaging equipment to subscribers. The selling expenses of the Company, which include advertising, compensation paid to its sales force and the loss on pagers sold, associated with the Company's COAM strategy, are substantial for each messaging unit. As of March 31, 1996, approximately 99% of the Company's messaging units were COAM, which compares to an industry average of approximately 56%. The Company believes that by following a COAM strategy it can achieve significantly better capital efficiency than if it were to follow a lease strategy, which is reflected in its relatively low capital employed per subscriber of $41 at March 31, 1996. Capital employed per subscriber represents total assets, less NPCS Licenses, cash, non-debt current liabilities and international investments divided by units in service. The Company believes that its COAM strategy provides additional benefits, including reduced risk of technological obsolescence and avoidance of the credit risk associated with leasing pagers to end-users. In addition, management believes that this strategy minimizes its disconnection rates in the retail channel. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


SALES AND MARKETING

     The Company's customers include individuals, corporations and other organizations that desire affordable communication services offering substantial mobility, accessibility and the ability to receive timely information. The Company utilizes a number of distribution channels to market its products and services, including retail marketing, private brand strategic alliances and national sales offices. Management believes that a diversified approach to distribution is important to sustain growth as demand for paging services more deeply penetrates the United States population, especially the consumer market. This diversification is a key element of the Company's strategy of expanding its subscriber base as rapidly as possible to increase cash flow through greater utilization of its nationwide wireless communication network. The Company is not dependent on any single customer or a few customers, the loss of one or more of whom would have a material adverse effect on the Company.

     RETAIL MARKETING

     Since early 1993, the Company has been an industry pioneer in developing the retail distribution channel through sales arrangements with regional and national retail chains that sell electronic and business equipment or consumer goods. The Company provides equipment to a retailer who then sells the equipment to potential users. Once the unit is purchased, the customer can activate it and subscribe for local, regional or nationwide paging coverage with the Company by simply calling the toll-free number identified on the unit. Because the Company's pagers operate on a common nationwide frequency, they can be sold in any retail store located in the Company's nationwide coverage area. By contrast, competitors that use multiple frequencies across markets require retailers to maintain many more SKUs to serve each local market that utilizes a different frequency.


     The Company has entered into sales arrangements with a number of large retail chains such as Office Depot, Inc., Comp USA, Inc., Montgomery Ward Company, Inc., Target Stores, Inc. and Best Buy, Inc. Retail distribution also allows the Company to sell pagers in markets that would not support a direct sales office but in which it has installed the necessary equipment required for providing paging services. The Company can thus enter new markets by capitalizing on its existing infrastructure of transmitters with the only incremental expense being the procurement of local access phone lines. The Company expects retail sales to become an increasingly important channel of distribution for pagers. The number of national retail store locations has increased to 3,690 stores at March 31, 1996, from 3,411 stores, 2,200 stores and 840 stores December 31, 1995, 1994 and 1993, respectively. Approximately 25% of the Company's sales are made through the retail channel.


     PRIVATE BRAND STRATEGIC ALLIANCES

     The Company has established numerous strategic relationships with large communications providers. These companies utilize their brand awareness and billing efficiencies to market private brand pagers and services using the Company's transmission network. Approximately 10% of the Company's sales are made through private brand strategic alliances, and the Company expects this proportion to increase over the next several years.

     GTE CORPORATION. During 1993 and 1994, the Company and GTE signed a series of agreements providing for the sale and marketing through GTE of GTE-labeled services throughout the United States. In addition, several of these agreements provide for joint cooperation in the deployment of paging network facilities for the provision of wireless messaging and data transmission in the United States. Pursuant to the terms of one of the agreements, GTE will purchase up to 250 new transmitters to be deployed throughout the Company's nationwide network. The Company will lease, operate and maintain the transmitters and will provide wireless services to GTE customers, as well as customers of the Company via the Company's nationwide network. The

Company's services are sold across the United States through GTE Telephone Operations, GTE Phone Mart Stores and GTE Mobilnet.

     SOUTHWESTERN BELL MOBILE SYSTEMS. In May 1995, the Company and SBMS signed an agreement for the sale and marketing through SBMS of SBMS-labeled services. After a successful test in several Texas markets in the third quarter of 1995, SBMS has expanded marketing of the service into its other major markets including Chicago, Kansas City, St. Louis, Boston and Washington, D.C.

     AT&T WIRELESS SERVICES. In November 1995, the Company and AT&T Wireless entered into a three-year agreement for the sale and marketing through AT&T Wireless of AT&T Wireless-labeled services. In March 1996, AT&T Business Communications commenced controlled introduction of its Personal Reach Service, which utilizes the Company's network.

     AMERITECH MOBILE SERVICES, INC. In February 1996, the Company and Ameritech signed an agreement for the sale and marketing through Ameritech of Ameritech-labeled services.


     EXCEL TELECOMMUNICATIONS, INC. In March 1996, the Company and Excel, a long distance reseller, signed an agreement for the sale and marketing through Excel of Excel-labeled services.


     NATIONAL SALES OFFICES


     The Company's national sales offices sell equipment and services through three distribution channels: direct sales, third party resellers and local retailers. The Company has a direct sales force of 445 personnel located in over 75 MSAs through 65 offices.


     DIRECT SALES. The Company markets its equipment through its direct sales force and related marketing activities such as telemarketing and advertisements in radio, print media and telephone company yellow pages. Direct sales representatives are paid by commission (which varies depending on the type of service subscribed for and other factors) for each unit sold or placed in service. Approximately 30% of the Company's sales are generated through its direct sales force.

     THIRD PARTY RESELLERS. In addition to offering paging and messaging services directly to end-users, the Company also provides services under marketing agreements with third party resellers. Typically, the Company offers third party resellers paging services in bulk quantities at a wholesale monthly rate that is lower than the Company's regular retail rates. Approximately 35% of the Company's sales are made through third party resellers.

     LOCAL RETAILERS. The Company markets its services under sales arrangements with local retailers located in the MSAs where national sales offices are present.

MESSAGING SERVICES

  Paging Services

     The Company charges subscribers a monthly fee which covers the paging and messaging services subscribed for and any additional services purchased by the subscriber. The amount of the monthly fee varies primarily based on the type of service provided and the geographic area covered. The Company charges higher rates for multi-city and nationwide service options.

     The Company currently offers the following three basic types of one-way paging and messaging services.


           SERVICE                                        FUNCTIONS
- ------------------------------  -------------------------------------------------------------
Numeric paging................  Provides the subscriber with the telephone number of the person who is seeking to contact the subscriber. Numeric
                                pagers can store and retrieve up to 40 numeric messages,
                                which are displayed on a liquid crystal display.

Alphanumeric paging...........  Offers the subscriber the ability to receive a text message rather than simply a numeric message. Alphanumeric pagers can store and retrieve up to 40 messages of up to 80 characters each, which are displayed on a liquid crystal display.

Wireless messaging............  Offers subscribers the ability to receive detailed text messages and information services through "message ready"
                                electronic organizers and PCMCIA cards. Wireless messaging devices are capable of receiving messages of several thousand characters in length.



     NUMERIC PAGING. Among the Company's subscribers who use a numeric display pager, a high percentage select local coverage, although the percentage of subscribers who select multi-city coverage has been increasing. Monthly fees for regional and national paging coverage are substantially higher than the fees charged for single local area coverage. The Company's revenues from multi-city coverage increased to approximately 29% of airtime revenues for the month ended March 31, 1996 from approximately 28% during the month ended December 31, 1995.



     ALPHANUMERIC PAGING. The Company launched its alphanumeric paging services in July 1993 under the tradenames InfoPage(R) and InfoNow(SM), and the number of subscribers utilizing this service represented approximately 1.6% of the Company's total subscribers as of March 31, 1996. The percentage of paging industry subscribers utilizing alphanumeric pagers at the end of 1995 was reported to be approximately 9%. The Company has not focused a significant portion of its selling and marketing efforts on alphanumeric paging service, primarily because technology has inhibited the Company's ability to deliver the service in a cost effective manner. With the Company's introduction of high speed FLEX protocols, the Company anticipates alphanumeric paging service becoming a larger portion of its selling and marketing efforts. The ability of alphanumeric pagers to deliver longer text messages, including the ability to store messages received for playback when desired by the subscriber, allows the Company to charge significantly higher monthly fees for its InfoPage and InfoNow services than for numeric display paging services.


     WIRELESS MESSAGING. The Company began offering one-way wireless messaging services to subscribers with electronic organizers at the end of the first quarter of 1994. The Company has developed strategic relationships with computer manufacturers that are integrating advanced wireless messaging capabilities into their applications software and a new generation of personal digital assistants and portable computers. Handheld computers featuring PCMCIA slots can accommodate PCMCIA pager cards to provide office professionals with "message ready" devices that allow them to be in touch while away from their offices. The Company's wireless services to PCMCIA pager cards is being marketed under the service mark InfoAdvantage(SM).

     The Company has established the following strategic relationships for the marketing and provision of wireless data transmission. The market for the one-way delivery of extended length messages is small in comparison to traditional numeric and alphanumeric services, and the Company has not realized significant revenues from these relationships to date. However, management believes these relationships will be valuable for distribution of its two-way messaging services.

          International Business Machines, Inc. ("IBM"). In December 1993, IBM selected PageMart to be a ThinkPad Proven Vendor to provide one-way wireless messaging services to IBM portable computer customers. PageMart markets its wireless services to existing owners of ThinkPads through a direct mail program and to new owners through a pre-installed computer slide show that IBM includes on selected new ThinkPad models.

          Mitsui Comtek Corporation ("Mitsui"). The Company has worked with Mitsui in the design of the industry's first electronic organizer with a built in wireless messaging receiver and now provides one-way messaging services for electronic organizers manufactured by Casio Computer Company Limited.

          CompuServe, Inc. ("CompuServe"). In May 1995, the Company was one of several paging carriers selected by CompuServe for the wireless delivery of electronic mail (or notice thereof) to CompuServe subscribers.

     ADDITIONAL VALUE-ADDED SERVICES


     In addition to paging services, the Company offers subscribers a number of additional value-added services, including voicemail services that allow subscribers to retrieve voice messages from persons attempting to contact the subscriber. In addition, the Company offers a numeric message retrieval service which allows a subscriber to retrieve messages that were sent at a time when the subscriber was outside of his or her service area. Other optional services include a nationwide toll-free 800 access number for paging subscribers, a customized voice prompt that allows subscribers to record a personal greeting, maintenance agreements and loss protection programs. Approximately 22% of the Company's recurring revenues during the fiscal quarter ended March 31, 1996 were derived from these additional services.



     The Company also plans to offer wireless connectivity to the Internet for message transfer and information requests through the "PageMart Wireless Web" service utilizing the Company's wireless communications network. These services will include electronic mail, news and other information delivered to messaging devices, as well as guaranteed message delivery with acknowledgment using the Company's wireless network for transmission and response.


     TWO-WAY SERVICES


     One of the Company's principal strategies is to become a leading provider of two-way messaging services in the United States. Management believes that the introduction of two-way messaging services may present significant future growth opportunities to the Company by enabling it to provide a new generation of advanced messaging services, including data messaging, stored voice messaging and other services, to new and existing subscribers.



     The Company expects to begin testing two-way data and stored voice services in the second quarter of 1996. Upon completion of testing, two-way data services are expected to be marketed on a city-by-city basis beginning in late 1996. Two-way data services may include guaranteed alphanumeric message delivery with acknowledgment and message with response capabilities. In 1997, the Company plans to introduce its VoiceMart service, which should provide subscribers with the ability to receive stored voice messages directly to their messaging devices. Introduction of the VoiceMart service will be paced to the availability of, infrastructure equipment subscriber devices and market demand.



     The Company's planned service offerings are expected to be delivered to a pocket-sized subscriber unit containing a transmitter, enabling it to send a signal identifying its location to the Company's network. Management estimates that the Company's enhanced alphanumeric services and stored voice messaging services will be offered to customers at monthly prices competitive with current one-way alphanumeric paging services in similar service areas. The Company's service offerings are expected to include:


          Enhanced Alphanumeric Messaging. The Company's enhanced alphanumeric messaging service will enable the subscriber to receive alphanumeric messages up to several thousand characters in length (compared to the approximately 80 characters in traditional one-way alphanumeric messaging) which will be input by either (i) a computer or other software-enabled device with the proper software and a modem that can access the Company's network or (ii) a dispatch operator. The service is expected to be based on Motorola's state of the art ReFLEX25(TM) technology. This technology will permit the network to locate the subscriber before sending the message and verify that the subscriber unit has obtained the message ("guaranteed delivery").



          The Company believes that penetration of alphanumeric service on a regional and nationwide basis has been limited to date due to the reluctance of many one-way paging operators to promote the service because of its relatively high use of system capacity during transmission. The NPCS Licenses and the ReFLEX25 and InFLEXion(TM) technologies should offer significant increases in capacity and delivery speed over the spectrum and technology currently delivering alphanumeric messaging services. The Company expects that its enhanced alphanumeric service will improve upon traditional service by permitting longer messages, by guaranteeing and acknowledging delivery and, eventually, by permitting the subscriber to initiate limited data responses. Management believes that these service enhancements, along with its competitive pricing, will appeal to subscribers of traditional alphanumeric messaging services and to cost conscious customers who have not previously subscribed to such services.



          VoiceMart Service. The Company's VoiceMart service will be an entirely new generation of messaging service. The service may utilize Motorola's state of the art InFLEXion compressed stored voice technology to deliver a high quality transmission of the sender's voice to the wireless stored voice messaging product. The unit will store up to four minutes of voice messages, which the subscriber will be able to play, fast-forward, rewind and delete, much like an answering machine or voice mailbox. If the subscriber unit is full, the sender's message will be stored in a network server. The network will then transmit a "message waiting" notification to the subscriber unit. The subscriber can delete old messages to enable the unit to immediately receive messages stored by the network. While the subscriber will not be able to respond directly to the caller by speaking into the unit, the subscriber unit will acknowledge receipt of the voice message to the network. The subscriber unit will have a volume control to allow the subscriber to listen to messages privately, or to play them aloud for others to hear.



          Other Services. Over time, the Company intends to participate in the growth of wireless data messaging services through new and existing strategic alliances, wireless data alliances with software companies and electronic equipment manufacturers to develop additional data messaging services. In addition to pocket-sized pagers, the Company expects that wireless data transmissions will be received by computers, organizers or PDAs equipped with two-way Rf modems or built-in Rf capability. It is anticipated that a limited response by the device will be possible.



     PACT(TM) SERVICES. The Company anticipates that its two-way messaging network will also be capable of broadcasting the pACT protocol, a high speed NPCS protocol developed by AT&T. However, the Company has not yet received a commitment from its suppliers to provide such capability and there can be no assurance that such capability will be made available to the Company. Messaging services provided on the pACT protocol are expected to be very similar to enhanced alphanumeric messaging, voice messaging services and other services described above.


ONE-WAY TRANSMISSION NETWORK


     The Company utilizes DBS technology exclusively in its one-way transmission network. Although the Company's one-way transmission network is substantially built out the Company continues to make expenditures to improve and expand its coverage into new areas. The Company's use of the DBS system has certain cost and performance advantages over traditional paging systems and traditional satellite paging systems.

     Traditional Paging Systems. The traditional method of controlling paging transmitters in local and regional simulcasting systems is to use terrestrial Rf control links that originate from one broadcast transmitter that is controlled by a local paging terminal. At the paging terminal, the messages are received and assembled for transmission via Rf or wireline control link to each transmitter. Once a message is received by each transmitter in a simulcast market, it in turn broadcasts the paging information using the paging broadcast frequency. The Rf control link frequency is different from the paging broadcast frequency.

     In order to simulcast the paging signal, a traditional system must be fine-tuned (optimized) so that each transmitter broadcasts the paging signal at the same time. Optimization becomes more complex and expensive as the service area expands. In addition, since a traditional system requires line-of-site transmission of the Rf control link signal, repeater stations must be used to re-broadcast this Rf signal in a large system such as the New York or Los Angeles metropolitan areas. The more distant the transmitter sites are from the central Rf control link transmitter, the more repeaters are necessary. Repeater stations make optimization more difficult and increase equipment and recurring tower rental costs. For non-contiguous regional coverage either telephone lines or microwave communication links are typically used in lieu of Rf control links.

     Traditional Satellite Paging Systems. Some paging system operators have adopted an alternative approach using satellites, rather than telephone lines, to communicate between the paging terminal and the traditional Rf control link systems. Numeric and alphanumeric messages are processed by a central paging terminal that uplinks the messages to a satellite, which then broadcasts the messages to the destination cities. The satellite signal is received by one central Rf radio control transmitter paging dish in each city and broadcast via traditional Rf control link transmitters to the paging transmitters in that city.

     With this infrastructure, the satellite is used only in place of other long-distance communication options. Both an Rf control link frequency and a paging signal frequency must be employed as with a traditional system. The current broadcast configuration employed by many other leading nationwide carriers has the added inefficiency of satellite transmissions that address their entire nationwide system or entire regions whenever a page transmission is sent, thus limiting the total number of subscribers on the system.

     The Company's Direct Broadcast Satellite Paging System. The Company has developed an innovative satellite-based transmission network that gives the Company a flexible, highly reliable network architecture and an efficient operating structure. The Company's network is comprised of three primary components: network access, a nationwide network linking the Company's paging terminals and a satellite network which controls the Company's transmitters.

     The Company's numeric and alphanumeric paging services can be accessed via local telephone numbers or 800 numbers using a touch-tone key pad or personal computer messaging software. Local numbers are provided by regional telephone companies and 800 number service is provided by long-distance telecommunications services providers. The Company uses a nationwide data network to carry all paging traffic from local telephone markets to its satellite uplink facilities in Illinois. This network configuration allows the Company to add new lines quickly and efficiently and provides the Company with back-up power, fire protection and diverse routing capabilities.

     The Company began using DBS technology in 1990 and was the first one-way wireless communications carrier to use DBS technology to control all of its transmitters. Currently, the Company is one of only three carriers that employ DBS technology in a nationwide paging system. With a DBS paging system, the satellite can broadcast messages directly to each transmitter in the Company's paging system, which then broadcasts the message to pagers on the Company's nationwide broadcast frequency. DBS eliminates the expensive terrestrial radio link and repeater equipment that many paging companies have employed to control simulcast transmissions in large metropolitan markets. In addition, the Company's satellite system can selectively address one or any combination of its transmitters, thereby providing a wide range of coverage options and permitting efficient use of paging frequencies in each market. The Company leases its satellite services pursuant to the Satellite Service and Space Segment Lease Agreement, dated January 2, 1995, with SpaceCom Systems, Inc. ("SpaceCom"). The agreement subjects the Company to monthly service charges based on the amount and types of services used and expires on January 31, 2002. The agreement may be terminated by SpaceCom upon certain failures of the Company to pay monthly service fees. The agreement does not include any renewal provisions. Although the Company is currently party to only one satellite service agreement, management believes that the services provided by SpaceCom are sufficient to meet the Company's foreseeable needs and that there are numerous alternate satellite sources available to the Company on comparable terms and conditions. As a result, the Company does not believe the loss of its relationship with its current satellite supplier would have a material adverse effect on its business and operations.



     The Company does not manufacture any of the pagers used in its paging operations. The Company buys pagers primarily from Motorola as well as other manufacturers and therefore is dependent on such manufacturers to obtain sufficient pager inventory for new subscriber units and replacement needs. See "Risk Factors -- Dependence on Key Suppliers."


     BENEFITS OF THE DIRECT BROADCAST SATELLITE. The use of a DBS broadcast system provides a number of benefits to the Company including:

     - Selectively addresses one or all markets to provide a wide range of local, multi-city, regional or nationwide coverage options. The Company's system configuration employs a high degree of spectrum efficiency with regard to the paging frequency because only the coverage area the customer has elected will be activated with each page.


     - Replaces terrestrial Rf control link equipment with satellite based equipment and signaling. This eliminates capital expenditures associated with terrestial RF control link equipment and the associated telecommunications expenses, utilities and ongoing site rent and requires much lower expenditures for satellite receivers and satellite service.


     - Suffers significantly less degradation in performance due to building reflection and simulcasting problems, such as the overlapping of two independently controlled markets.

     - Allows for rapid deployment of the network system because the transmitters are operational immediately upon installation, while terrestrial Rf control links need to be optimized, which can take up to three months in some large urban markets.

     - Supports the high data rates that will be required in order to effectively provide enhanced services such as two-way messaging services. Management believes that this will allow the Company to implement higher speed signal technologies quickly and in a cost effective manner.


TWO-WAY MESSAGING



NARROWBAND PCS PROTOCOLS



     Paging networks use various "protocols" to provide seamless communications between the various components which make up a paging network. Protocols regulate the format and flow of messages which are transmitted over the network. As such, protocols facilitate the orderly and efficient flow of message traffic over the network. Motorola has developed, and licensed to Glenayre, several protocols, including FLEX, ReFLEX25, ReFLEX50(TM) and InFLEXion. Of these four protocols, the Company believes that ReFLEX25, ReFLEX50 and InFLEXion permit two-way alphanumeric messaging, but only InFLEXion currently has the capability to offer cost-efficient stored voice messaging, very high-speed data delivery and the transmission of data to the subscriber unit. The Company also believes that AT&T has also developed a proprietary protocol "Personal Air Communications Technology," or pACT, for two-way wireless transmission of data and alphanumeric messages.

     These various protocols have different transmission speeds and capacity characteristics. Consequently, the ability to deliver various types of wireless messaging services, including stored voice messaging, on a cost-efficient basis is dependent upon the protocol used. The following table illustrates certain characteristics of various protocols based on current publicly available information.



                                               InFLEXion      ReFLEX50      ReFLEX25        pACT
                                              ------------   -----------   -----------   -----------
Outbound Transmission Speed
  per Channel................................ 16,000 bits    6,400 bits    6,400 bits    8,000 bits
                                               per second    per second    per second    per second
Number of Channels(1)........................      7              4             3             4
Outbound Throughput(1)....................... 112,000 bps    25,600 bps    19,200 bps    32,000 bps
                                              per cluster     per area      per area     per cluster
Frequency Reuse..............................     Some           No            (2)           Yes
Message Acknowledgement......................     Yes            Yes           Yes           Yes
Limited Alphanumeric Message Response........     Yes            Yes           Yes           Yes
Stored Voice Messaging(3)....................     Yes            No            No            (4)


- ---------------


(1) Bits per second (bps) gross rate including message overhead. Based on NPCS networks with 50 kHz outbound frequency.



(2) ReFLEX25 protocol will support cellular-like frequency reuse if the Company requires it for additional capacity.



(3) Although the ReFLEX50 and ReFLEX25 protocols technically have the ability to support these service offerings, management believes that neither of these protocols can cost-effectively support these service offerings.



(4) Not currently available.


TWO-WAY NETWORK BUILDOUT


     The Company expects to design and construct its nationwide NPCS network to provide stored voice and data services and currently expects to complete substantially its network buildout by the end of 1998. The key elements of the network buildout are as follows:



          Design. The design of the Company's nationwide NPCS network is expected to be based upon Motorola's ReFLEX25 and InFLEXion technologies in order to achieve efficient use of the Company's spectrum and to accommodate a greater number of subscribers. The Company may also incorporate AT&T's proprietory messaging protocol pACT into its network. The design process requires extensive Rf planning, which involves the selection of specific sites for the placement of transmitters and receivers as well as functioning infrastructure equipment from manufacturers. As part of the design process, the Company's engineers are identifying sites using the Company's proprietary database (as well as other sources), which contains specific information about available sites throughout the nation. Sites are chosen on the basis of their coverage and on frequency propagation characteristics, such as terrain, topography, building penetration and population density. The Company's engineers are currently projecting that the Company's nationwide NPCS network will consist of approximately 2,300 transmitter/receiver sites and approximately 1,700 stand-alone receivers when the network is substantially completed.



          Equipment. The infrastructure of the Company's network will consist of radio transmitters and receivers, switches, Rf controllers and ancillary equipment, such as coaxial cable and antennas. The Company plans to purchase this infrastructure equipment (other than the ancillary equipment) from industry leading equipment suppliers, Motorola and Glenayre.



          Development of Technology. While the terminals and transmitters will be similar to the equipment used in the Company's one-way messaging network, the Company believes that Motorola is conducting over-the-air testing of its InFLEXion technology, infrastructure equipment and subscriber units in its factory in Fort Worth, Texas. While the tests do not take into account certain factors prevalent in the design of the Company's two-way network buildout such as terrain topography, building penetration and population density, the Company believes that Motorola expects to establish that the technology and equipment can deliver a wireless voice message to subscriber unit under controlled circumstances. The Company also believes that Motorola's ReFlex technology has recently been introduced and has been used commercially by another paging company. However, there can be no assurance that two-way services will be commercially viable, and the success of two-way services could be affected by matters beyond the Company's control. See "Risk Factors -- Risks of Implementation and Financing of Two-Way Services."



     The Company plans to purchase subscriber messaging units from Motorola and other manufacturers. The Company understands that Motorola has licensed to other wireless equipment manufacturers the relevant signaling system technology, as Motorola has done with signaling system technology for its other FLEX protocols. Although the Company believes that sufficient alternative sources of two-way messaging units will exist, the Company would be adversely affected if it were unable to obtain the units on satisfactory terms. See "Risk
Factors -- Dependence on Key Suppliers." The Company currently has no agreements to purchase equipment or messaging units for its two-way services.



     As the Company begins development and implementation of two-way services, the Company expects to incur significant additional operating losses during the start-up phase for such services, and it will be necessary for the Company to make substantial investments. The Company anticipates requiring additional sources of capital to fund the construction of a two-way messaging network, including expenditures relating to the build-out requirements of the FCC. See "-- Government Regulation." The Company anticipates investing $75 to $100 million through fiscal 1997 to test and construct a two-way transmission network. Thereafter, the Company anticipates that its two-way operations may require up to $100 million of additional investment to substantially complete the network buildout. The Company expects to require additional financing to complete the buildout, which may include joint venture arrangements, however there can be no assurance that sufficient financing will be available to the Company. See "Risk Factors -- Risks Related to Implementation and Financing of Two-Way Services" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


INTERNATIONAL EXPANSION

     The Company plans to provide messaging services in selected countries on a seamless international network. Management believes that its technology, operational structure and distribution strategies can be replicated in foreign countries to establish nationwide wireless networks. In each country in which the Company plans to offer paging and messaging services, the Company will seek to obtain a nationwide frequency common to at least one of the nationwide frequencies it holds in the United States in order to allow a single messaging device to be used in multiple countries. The Company expects to pursue international opportunities through minority interests in joint venture arrangements whereby the Company would contribute its expertise in designing and managing messaging services with minimal incremental capital investments.


     The Company's international strategy is initially to pursue opportunities in North America, Latin America, and South America. One of the Company's affiliates, PageMart Canada, has obtained a nationwide license in Canada based on a frequency common to one of its frequencies in the United States. PageMart Canada began providing service in the largest metropolitan areas in Canada to U.S. subscribers in March 1996 and to Canadian subscribers in April 1996. The Company also provides paging coverage in the Bahamas.



     In 1994, PageMart Canada purchased the Canadian network facilities of Motorola EMBARC Canada for approximately $1.7 million and entered into an agreement with Motorola to sell transmission time to Motorola for five years. In 1995, Toronto Dominion Capital Group Ltd. ("TD Capital") and Working Ventures Canadian Fund, Inc. ("Working Ventures") purchased a majority interest of Canada Holding for $5 million. In January 1996, PageMart Canada was awarded one of the same nationwide frequencies the Company uses in the United States. The Company's cash investment in Canada Holding and PageMart

Canada totals approximately $3.7 million. Through PageMart International, Inc. the Company owns 20% of the voting common stock of PageMart Canada. Additionally, PageMart International Inc. owns 33% of the voting common stock of Canada Holding which owns the remaining 80% of the voting common stock of PageMart Canada.


     The common frequency allows the Company's affiliates in each country to provide customized coverage that extends beyond the borders of the serving country, using the same pager. For example, a subscriber in New York could choose New York and Toronto coverage.

COMPETITION


     The Company competes primarily on the basis of the price of its equipment and wireless services as well as its coverage capability. Its competitors include both companies which provide paging or other mobile communications services in local markets in which the Company operates and regional and nationwide paging service providers. These include both large and small paging service providers and regional telephone companies, such as Paging Network, Inc. MobileMedia Corporation Inc., AirTouch Communications, Inc. and Arch Communications Group, Inc. Certain of these companies have substantially greater financial, technical and other resources than the Company. In addition, a number of paging carriers have constructed or are in the process of constructing nationwide wireless networks that will compete with the Company's services, including the provision of two-way messaging. Management believes that its low cost base and service offerings will enable it to continue to compete effectively in all markets.


     A number of competing technologies, including cellular telephone service, broadband and narrowband personal communications services, specialized mobile radio, low speed data networks and mobile satellite services, are used in, or projected to be used for, two-way wireless messaging services. Cellular telephone technology provides an alternative communications system for customers who are frequently away from fixed-wire communications systems (i.e., ordinary telephones). Compared to cellular telephone service, paging service is generally less expensive, offers longer battery life, provides better in-building penetration, extends over wider coverage areas, and is more transportable. For those cellular customers for whom convenience and price are considerations, paging can compete successfully by complementing their cellular usage. Management believes that paging will remain one of the lowest-cost forms of wireless messaging due to the low-cost infrastructure associated with paging systems, as well as advances in technology that will reduce paging costs. Broadband personal communications services technologies are currently under development and will be similar to cellular technology. When offered commercially, this technology will offer greater capacity for two-way wireless messaging services and, accordingly, is expected to result in greater competition.

     Technological advances in the telecommunications industry have created, and are expected to continue to create, new services and products competitive with the wireless services currently provided by the Company. In addition, certain companies are developing one-way and two-way wireless messaging services which may compete with the one-way and two-way wireless messaging services which the Company expects to provide. There can be no assurance that the Company will not be adversely affected as new competitive technologies become available and are implemented in the future. In addition, the Company may be adversely affected if cellular telephone companies or broadband personal communications service providers begin to provide other wireless services or enter into partnerships with other companies to provide wireless services that complement cellular or broadband PCS services.

GOVERNMENT REGULATION

     Wireless messaging operations are subject to regulation by the FCC under the Communications Act, including recent amendments contained in the Telecommunications Act of 1996. At the present time, wireless messaging services are primarily offered over radio frequencies that the FCC has allocated for either common carriage (the licensees for which are known as RCCs), or private carriage (the licensees for which are known as PCPs). RCCs are granted an exclusive license to a particular radio frequency in a particular locality or region. Certain qualified PCPs have been granted such exclusive use of their frequencies as well. In addition, the FCC has recently granted, by auction, regional and nationwide NPCS licenses that can be used for advanced paging services, such as two-way paging.

     The Company provides one-way paging services directly to subscribers over its own transmission facilities and is currently regulated as a PCP for most of its services. The Company (through subsidiaries) holds certain RCC licenses (the "RCC Licenses") and two exclusive nationwide PCP licenses, as well as exclusive licenses on various PCP frequencies in certain metropolitan areas, including New York, Los Angeles and Chicago (the "PCP Licenses"). Additionally, the Company holds a Nationwide Narrowband License and five Regional Narrowband Licenses; the latter five licenses authorize the Company to operate regional narrowband systems on the same frequencies throughout the continental United States. The Nationwide Narrowband License was granted on September 29, 1994, and the Regional Narrowband Licenses were granted on January 27, 1995. The Nationwide Narrowband License and the Regional Narrowband Licenses may be utilized in connection with various two-way NPCS services or to expand the Company's existing one-way transmission network.

     The Budget Act amended the Communications Act by creating a new consolidated category of communications services called Commercial Mobile Radio Services ("CMRS") in order to more uniformly regulate mobile wireless service providers. RCCs, PCPs, and NPCS providers are included in the new CMRS category. The FCC has promulgated regulations to implement these new statutory requirements. In general, regulatory changes caused by the creation of the CMRS category are scheduled to become effective in August 1996. Under the amended Communications Act, differential regulation of providers of CMRS is permitted only under limited circumstances. If there is no change in the recently adopted rules, PCPs, RCCs, NPCS licensees and other CMRS providers will have substantially similar obligations under the Communications Act beginning in August 1996. All of these licensees will be prohibited from engaging in any unreasonable discriminatory practices, will be subject to complaints regarding any unlawful practices and will be subject to provisions that authorize the FCC to provide remedial relief to an aggrieved party upon a finding of a violation of the Communications Act and related consumer protection provisions. It is expected that further rulemaking proceedings may be commenced by the FCC in its efforts to reconcile its regulation of RCCs, PCPs, and NPCS licensees.


     The Company's PCP, RCC and NPCS Licenses (collectively, the "Licenses") authorize the Company to use the radio frequencies necessary to conduct its paging operations. The Licenses prescribe the technical parameters, such as power output and tower height, under which the Company is authorized to use those frequencies. The Licenses are for varying terms of up to 10 years, at the end of which time renewal applications must be submitted to the FCC for approval. Most of the Company's PCP and RCC Licenses expire between 1996 and 1999. In order to be granted the exclusive use of a frequency, the Company is required to construct and maintain a specified minimum number of transmission sites, depending upon the breadth of the exclusivity, each of which is licensed by the FCC (the "Operating Licenses"). Of the Company's over 1,400 Operating Licenses, 90 require renewal in 1996 and 318 require renewal in 1997. The Nationwide Narrowband License will expire on September 29, 2004 unless renewed by the Company. The Regional Narrowband Licenses will expire on January 27, 2005 unless otherwise renewed. FCC renewals are routinely granted in most cases upon a demonstration of compliance with FCC regulations and adequate service to the public. Although the Company is unaware of the existence of any circumstances which would prevent the grant of any pending or future renewal applications, no assurance can be given that the Licenses will be renewed by the FCC in the future. Furthermore, although revocation and involuntary modification of licenses are extraordinary regulatory measures, the FCC has the authority to restrict the operation of licensed facilities or to revoke or modify licenses. No License of the Company has ever been revoked or modified involuntarily.


     The Company has complied with FCC requirements with respect to the buildout of its existing one-way paging network. There are separate FCC buildout requirements with respect to the Company's NPCS Licenses. As a nationwide NPCS licensee, the Company must construct base stations that provide coverage to a composite area of 750,000 square kilometers or serve 37.5% of the U.S. population within five years of the initial license grant date and must construct base stations that provide coverage to a composite area of 1,500,000 square kilometers or serve 75% of the U.S. population within ten years of the initial license grant date. Additionally, as a regional NPCS licensee, the Company must construct base stations that provide coverage to a composite area of 150,000 square kilometers or serve 37.5% of the population of the service area within five years of its initial license grant date and must construct base stations that provide coverage to a composite area of 300,000 square kilometers or serve 75% of its service area population within ten years of the initial license grant date. Failure to meet the construction requirements will result in forfeiture of the license and ineligibility to regain it.

     The Communications Act requires licensees such as the Company to obtain prior approval from the FCC for the assignment of any station license or the transfer of control of any entity holding such licenses. The FCC has approved each transfer of control for which the Company has sought approval. The Communications Act also requires prior approval by the FCC of acquisitions of paging companies. The Company also regularly applies for FCC authority to use frequencies, modify the technical parameters of existing licenses, expand its service territory and provide new services. Although there can be no assurance that any requests for approval or applications filed by the Company will be approved or acted upon in a timely manner by the FCC, or that the FCC will grant the relief requested, the Company has no reason to believe any such requests, applications or relief will not be approved or granted.


     The Communications Act limits foreign ownership of entities that hold certain licenses from the FCC, including licenses of the type held by the Company. Because of this limitation, except pursuant to FCC discretion, no more than 25% of the Company's stock may be owned, directly or indirectly, or voted by non-U.S. citizens or their representatives, a foreign government or its representatives, or a foreign corporation. Based on currently available information, the Company estimates that its foreign ownership is approximately 22%. However, this percentage is subject to change at any time upon any transfer of direct or indirect ownership of the Company's Common Stock. If the Company obtains knowledge that the foreign ownership of its stock exceeds 25%, it would be forced to either seek approval from the FCC for the additional foreign ownership or redeem common stock at their current market value (determined as set forth in the Company's certificate of incorporation) from foreign shareholders in an amount sufficient to reduce such ownership to below 25% (as permitted by the Company's certificate of incorporation).



     The Budget Act imposed a structure of regulatory fees which the Company is required to pay with respect to its Licenses. The FCC increased these fees for fiscal year 1995. The FCC did not impose any increase in these fees for fiscal year 1996. The Company believes that these regulatory fees will not have any material adverse effect on the Company's business.


     On February 9, 1996, the FCC released a Notice of Proposed Rule Making ("NPRM"), which proposed a system of competitive bidding ("auctions") to issue licenses for frequencies for which there are mutually exclusive applications. Under the FCC proposal, licenses for individual paging channels for which there are mutually exclusive applications would be auctioned on a geographic basis. In defining the area within which existing users would be protected from interference from the auction winners or neighboring licensees (an area known as an "interference contour"), the FCC proposed a new methodology that in many instances would reduce the size of the area within existing licensees' interference contours. This change, however, would not have any impact on licensees with nationwide exclusivity (such as the Company), because no other operator has the right to apply for such licensees' exclusive frequencies.


     While the rulemaking proceeding is pending, the FCC proposed only to process applications for which the relevant period for filing competing applications had expired as of the date of the NPRM and which were not mutually exclusive with other applications. Under the FCC's proposal, licensees with nationwide exclusivity on a particular frequency (such as the Company), however, would be permitted to expand their systems. In April 1996, the FCC issued a Report and Order modifying the NPRM to, among other things, allow incumbent licensees to file applications for additional transmission sites that are within 40 miles of an authorized transmission site that was licensed to the same applicant on the same channel on or before February 8, 1996 and which is operational as of the date the application for the additional transmission site is filed. It is not clear when the rulemaking proceeding will be completed or what, if any, new rules the FCC will issue as a result of the rulemaking proceeding.


     In another ongoing rulemaking pertaining to interconnection between local exchange carriers ("LECs") and CMRS providers, the FCC has proposed that interconnection rates should be based on a "bill and keep" model (i.e., the LEC and the CMRS provider charge each other a rate of zero for the termination of the other's traffic). Under the current arrangement, LECs are required to compensate CMRS providers for the reasonable costs incurred by such providers in terminating traffic that originates at LEC facilities, and vice versa. The Company believes that the FCC's "bill and keep" proposal, if applied to paging services, would not have any material adverse effect on the Company's business.


     Some paging services are subject to state regulation as well as regulation by the FCC. Prior to the amendment of the Communications Act by the Budget Act, states were permitted to regulate entry into the RCC paging business. States were not, however, permitted to regulate the provision of paging services by PCPs. While the Communications Act prohibits states generally from regulating the entry of or the rates charged by any CMRS provider, whether RCC or PCP, the new law will not prohibit a state from regulating the other terms and conditions of CMRS. Several states petitioned the FCC for authority to continue pre-existing rate regulation over all CMRS providers. In August 1995, the FCC denied all of the petitions filed by the states.


     From time to time, legislation and regulations which could potentially affect the Company, either beneficially or adversely, are proposed by federal and state legislators and regulators. In May 1995, the Texas Legislature created the Telecommunications InfraStructure Fund (the "TIF") as part of the Telecommunications Act of 1995 (the "Act"). The TIF was established to collect $150 million annually from the telecommunications providers in Texas. The TIF is composed of two separate accounts, a "telecommunications utilities account" which includes telephone companies and long distance providers, and a "commercial mobile service providers" ("CMSP") account which includes cellular providers and paging companies. The accounts are financed by annual assessments totaling $75 million each on the telecommunications utilities and the CMSPs doing business in Texas. The fraction that is to be paid by each CMSP is determined by such provider's portion of the total telecommunications receipts reported by all CMSPs for the purpose of payment of state sales taxes. The TIF is to be used for grants and loans for equipment, infrastructure, curricula and training in education and medicine. The Act was signed into law effective September 1, 1995.

     The Company is not required to contribute to the CMSP account until August 1996, when the Company becomes a commercial mobile radio service provider under federal communications law. However, the Company joined an ad hoc coalition made up of the largest paging companies to fight the TIF assessment based on its unfair and disparate treatment of the CMSPs. The coalition filed a lawsuit in federal court on November 22, 1995, challenging the TIF on constitutional grounds. The lawsuit, among other things, requested an injunction prohibiting the state from collecting the assessment until the Texas Legislature has had an opportunity to rectify the disparity in treatment of the telecommunications utilities and the CMSPs. The Texas Legislature does not reconvene until January 1997.


     On February 5, 1996, the District Court for the 261st Judicial District, Travis County, Texas, entered a final judgment declaring that the assessment on CMSP providers as proposed violated the "equal and uniform taxation" clause of the Texas Constitution. The court further concluded that CMSPs could be taxed only on a percentage of taxable telecommunications receipts that does not exceed the percentage assessed against the telephone utilities. After August 10, 1996, the Company will be assessed based on the lower rate applicable to telecommunications utilities. Management is not aware of any other proposed or pending state legislation imposing a similar assessment or creating a similar fund.


TRADEMARKS


     The Company owns certain intellectual property, including without limitation, trademark and service mark rights associated with certain federal and foreign trademark registrations and applications, common law trademark, trade name and service mark rights, and other legal and equitable rights connected with the Company's voice and data communication products and services and, in particular, one-way and two-way paging systems and technologies and related services. The Company markets its multiple city wireless service under the name Pick-Your-Cities(R) and its nationwide service under the name Page-Me-USA(R), both of which are federally registered service marks. The Company has filed applications with the United States Patent and

Trademark Office as well as certain foreign trademark offices to register approximately 85 additional service and trademarks. The Company also has full use of the name PageMart, as a mark.

EMPLOYEES


     At March 31, 1996, the Company had 1,610 full-time employees, approximately 1,314 of whom were engaged in sales and customer service.


     No employees of the Company are covered by a collective bargaining agreement, and management believes the Company's relationship with its employees is good.

PROPERTIES

     The principal tangible assets of the Company are its paging network equipment. Paging network equipment utilized by the Company includes paging switching terminals, paging transmitters and a host of related equipment such as satellite and digital link controllers, satellite dishes, antennas, cable, etc. The Company continues to add equipment as it expands to new service areas. To date, it has not experienced any difficulty or delay in obtaining equipment as needed.

     The Company acquired the NPCS Licenses in auctions held by the FCC. The NPCS Licenses permit the nationwide operation of NPCS networks with 100 kHz of outbound capacity and 50 kHz of response capacity.

     The Company generally leases the locations used for its transmission facilities under operating leases. These leases, which are generally for five years or less, currently provide for aggregate annual rental charges of approximately $4.7 million. The Company does not anticipate difficulty in renewing these leases or finding equally suitable alternate facilities on acceptable terms. The Company also leases approximately 130,238 square feet of office space for its corporate headquarters in Dallas, Texas, at an annual cost of approximately $1.1 million and varying lesser amounts for local offices at other locations. Aggregate annual rental charges under the Company's local office leases are approximately $1.8 million.

LEGAL PROCEEDINGS

     The Company is involved in various lawsuits arising in the normal course of business. In management's opinion, the ultimate outcome of these lawsuits will not have a material adverse effect on the results of operations or financial condition of the Company.


     On July 8, 1994, an action against the Company was filed in the United States District Court for the Eastern District of New York by Universal Contact Communications Inc., a former reseller of the Company's wireless messaging devices. The Company terminated the reseller relationship due to a monetary default by plaintiff. The Company subsequently contacted plaintiff's customers in an effort to provide continued service directly through the Company, and discontinued plaintiff's paging services. In the complaint, plaintiff alleges, among other things, that the Company violated federal law by making unsolicited advertisements, breached its contract with plaintiff, slandered plaintiff, converted certain confidential information and trade secrets, tortiously interfered with plaintiff's business and contractual relations, and engaged in unfair competition. Plaintiff seeks, among other things, compensatory damages of $500,000 with respect to each of the nine causes of action included in the complaint, punitive damages of $5,000,000, and various forms of injunctive relief. The Company is vigorously defending the action. In management's opinion, the ultimate outcome of this lawsuit is not expected to have a material adverse effect on the results of operations or financial condition of the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


     The directors (substantially all of whom were elected pursuant to the arrangements described under the caption "Certain Transactions -- Election of Directors") and executive officers of the Company, their ages as of May 1, 1996 and positions with the Company are as follows:



                 NAME                   AGE                           POSITION
- --------------------------------------  ---     -----------------------------------------------------
John D. Beletic.......................  44      Chairman, President and Chief Executive Officer
Kenneth L. Hilton.....................  43      Executive V.P., Strategic Business Units
Homer L. Huddleston...................  59      Executive V.P., Technical Operations
Sandra D. Neal........................  48      Executive V.P., Administration
G. Clay Myers.........................  36      V.P., Finance, Chief Financial Officer and Treasurer
Richard S. Nelson.....................  48      V.P., International
Frances W. Hopkins....................  55      V.P., Customer Advocacy
Douglas S. Glen.......................  38      V.P., Strategic Alliances Business Unit
Douglas H. Kramp......................  34      V.P., National Retail Business Unit
Paul L. Turner........................  37      V.P., Customer Service
Jack D. Hanson........................  52      V.P., Network Operations
Daniel W. Hay.........................  54      V.P., Information Systems
Thomas C. Keys........................  37      V.P., Sales, Market Business Unit
N. Ross Buckenham.....................  39      V.P., PCS Strategy
Vick T. Cox...........................  46      V.P., PCS Development
Lawrence H. Wecsler...................  48      V.P., Field Marketing
Todd A. Bergwall......................  33      Corporate Counsel and Secretary
Roger D. Linquist(2)..................  57      Director
Frank V. Sica(1)......................  45      Director
Guy L. de Chazal(1)...................  48      Director
Arthur Patterson(1)...................  52      Director
Andrew C. Cooper(2)...................  34      Director
Alejandro Perez Elizondo(2)...........  47      Director
Leigh J. Abramson(2)..................  27      Director
Pamela D.A. Reeve.....................  47      Director


- ---------------

(1) Member of Compensation Committee

(2) Member of Audit Committee

     John D. Beletic, Chairman, President and Chief Executive Officer. Mr. Beletic was named Chairman of the Company's Board of Directors in August 1994. Mr. Beletic has been Chief Executive Officer of the Company since February 1994. Mr. Beletic joined the Company as President and director in March 1992 after spending a year in venture capital. Prior to that, Mr. Beletic served for five years as President and Chief Executive Officer of The Tigon Corporation ("Tigon"), a leading voicemail service provider. Tigon was acquired by Ameritech Development Corporation, a wholly-owned subsidiary of American Information Technologies Corporation in 1988. Before joining Tigon, Mr. Beletic was Senior Vice President of Operations and Chief Financial Officer for five years with VMX, Inc. ("VMX"), a manufacturer of voicemail systems. Mr. Beletic earned his bachelor's degree in finance from Cincinnati's Xavier University and his master's degree in business administration from the Harvard Business School. Mr. Beletic currently serves as a director of Digital Sound Corporation and Teloquent Communications Corporation. Within the paging industry, Mr. Beletic currently serves as a director of PCIA, the industry trade association and President of the Paging Leadership Association.

     Kenneth L. Hilton, Executive Vice President, Strategic Business Units. Mr. Hilton joined the Company in October 1994. Previously, Mr. Hilton spent five years as Vice President, Sales and Marketing for Visual

Information Technologies, a manufacturer and distributor of high-end graphics cards for the UNIX marketplace. Before joining Visual Information Technologies, Mr. Hilton spent fourteen years with IBM in various sales and marketing positions, the last being Branch Manager. Mr. Hilton also serves as a Director of PageMart Canada.

     Homer L. Huddleston, Executive Vice President, Technical Operations. Mr. Huddleston has been a Vice President since joining the Company in February 1994. Before joining the Company, he served as Vice President of Communications Operations for American Airlines from 1987 to 1993. Previously, Mr. Huddleston served as President and General Manager of Action Communication Systems, Honeywell's Network Communications Division and a provider of nationwide network systems, from 1979 to 1986. Prior to 1979, he held various engineering management, sales management and general management positions with Motorola for eighteen years.

     Sandra D. Neal, Executive Vice President, Administration. Ms. Neal has been a Vice President since joining the Company in July 1992. Prior to joining the Company, Ms. Neal was Vice President of Customer Service for Tigon from 1989 to 1992. Previously, Ms. Neal held the positions of Vice President of Finance and Controller at Tigon from 1986 to 1989. Before joining Tigon, Ms. Neal was a practicing certified public accountant from 1979 to 1986.

     G. Clay Myers, Vice President, Finance, Chief Financial Officer and Treasurer. Mr. Myers joined the Company in April 1993 as Vice President of Finance and Chief Financial Officer. Prior to joining the Company, Mr. Myers was Senior Operations Manager for Dell Computer Corporation from 1991 to 1993. Prior to joining Dell Computer Corporation, Mr. Myers was with Ernst & Young from 1982 to 1991. Mr. Myers is a certified public accountant.

     Richard S. Nelson, Vice President, International. Mr. Nelson was named Vice President, International on March 1, 1996. Formerly, Mr. Nelson was Vice President, Marketing of the Company since June 1992. Mr. Nelson also serves as President of PageMart International. Before joining the Company, Mr. Nelson was Vice President of Marketing for American Eagle, at American Airlines, where he held various staff positions from 1972 to May 1992.

     Frances W. Hopkins, Co-founder, Vice President, Customer Advocacy. Ms. Hopkins co-founded the Company in 1989 and was Vice President of Operations until she left the Company in September 1990 to pursue other business interests. Upon returning in July 1991, she was named Vice President, Operations. In 1995, Ms. Hopkins became Vice President, Customer Advocacy. Before co-founding the Company, Ms. Hopkins was President of Multicom, Inc., a subsidiary of PacTel Personal Communications for six years; President of Gencell, the cellular subsidiary of Communications Industries; and founded TelPage, a regional paging company.

     Douglas S. Glen, Vice President, Strategic Alliances Business Unit. Mr. Glen has been a Vice President since July 1989. Formerly, Mr. Glen was Regional Manager and Director of Finance and Administration for Multicom, Inc., a subsidiary of PacTel Personal Communications for three years. Additionally, Mr. Glen was manager of financial control with PepsiCola Bottling Group and a consultant with Arthur Andersen & Co. Mr. Glen serves as a director of PCIA, the industry trade association and chairman of the Paging and Narrowband PCS Alliance.

     Douglas H. Kramp, Vice President, National Retail Business Unit. Mr. Kramp joined the Company as a Vice President in August 1993. Before joining PageMart, Mr. Kramp was President and co-founder of Artificial Linguistics Inc. ("ALI"), a text management software company from 1988 to 1993. Before co-founding ALI, Mr. Kramp was responsible for starting up and managing high technology companies for the Hart Group from 1984 to 1988.

     Paul L. Turner, Vice President, Customer Service. Mr. Turner has been Vice President, Customer Service of the Company since March 1994. Before joining the Company, Mr. Turner was with MCI from 1984 to 1994 in positions of increasing responsibility. From 1990 to 1994 he held various management positions, the most recent being Senior Manager, MCI Consumer Markets.

     Jack D. Hanson, Vice President, Network Operations. Mr. Hanson joined the Company in October 1993. Prior to joining the Company in October 1993, Mr. Hanson was Director of Engineering for Spectradyne, Inc. from June 1992 to October 1993. Previously, he held senior engineering positions with VMX from December 1984 to June 1992, the most recent being Vice President of National Account Support.

     Daniel W. Hay, Vice President, Information Systems. Mr. Hay joined the Company in March 1995. Prior to joining the Company, Mr. Hay was a Vice President and Business Unit Manager for Affiliated Computer Services from August 1994 to March 1995. Previously, Mr. Hay operated a management consulting practice from November 1992 to August 1994. Additionally, Mr. Hay was Vice President of Systems for Southwest Airlines from February 1988 to November 1992.

     Thomas C. Keys, Vice President, Sales, Market Business Unit. Mr. Keys was named Vice President in September 1994. Previously, Mr. Keys was Sales Director and General Manager from April 1994 to August 1994. Previously, Mr. Keys was the Area Manager for the Company's largest West Coast market for over one year. Before joining the Company, Mr. Keys held the position of Vice President of Sales at S.I.P., Inc., a welding equipment manufacturer, from December 1991 to December 1992. Previously, Mr. Keys held several key management positions at Metromedia Corporation from August 1990 to December 1991. Additionally, Mr. Keys was Regional Sales Manager at Savin, Inc. from April 1988 to August 1990.

     N. Ross Buckenham, Vice President, PCS Strategy. Mr. Buckenham assumed this role on January 15, 1996. Prior to joining the Company, Mr. Buckenham was President of Touchtone Solutions, Inc., a telecommunications and interactive voice response software and services company from 1992 to 1996. From 1984 to 1991, Mr. Buckenham was with Aquanautics Corporation, initially as Vice President of Development then as its President. From 1981 to 1984, Mr. Buckenham was with Bain & Co. as a senior consultant to companies in the voice processing, technology, finance and health care industries. Mr. Buckenham holds an MBA degree from Harvard Graduate School of Business Administration and a BS degree in Chemical Engineering from Canterbury University, New Zealand.

     Vick T. Cox, Vice President, PCS Development. Mr. Cox has been a Vice President since April 1993. Previously, he had been Director of Network Operations since January 1993. Before joining the Company he held engineering management positions with VMX from 1979 to 1991, where he helped develop the world's first voicemail system, and with Interphase, a manufacturer of intelligent network controllers from 1991 to January 1993.

     Lawrence H. Wecsler, Vice President, Field Marketing. Mr. Wecsler was named Vice President of Field Marketing in April 1994. Previously, he was Vice President of Human Resources and Sales Training for two years. Mr. Wecsler was Vice President, Western Region of the Company, from March 1990 to March 1992. Before joining the Company, Mr. Wecsler held positions in operations, sales, marketing and human resources with PacTel Paging for nine years. Previously, he held management positions with Texas Instruments and Braniff International.


     Todd A. Bergwall, Corporate Counsel. Mr. Bergwall has been Corporate Counsel since joining the Company in June 1994. Mr. Bergwall has also been Secretary of the Company since April of 1995. From August 1989 until joining the Company, Mr. Bergwall was engaged in private practice with the Dallas, Texas law firm Winstead Sechrest & Minick specializing in corporate and securities law.


     Roger D. Linquist, Director. Mr. Linquist has been a Director of the Company since co-founding it in 1989. He served as Chairman of the Company's Board of Directors from 1989 until April 1994. Prior to launching the Company, Mr. Linquist served for three years as President and Chief Executive Officer of PacTel Personal Communications, the cellular and paging division of Pacific Telesis Group ("PacTel"), the Regional Bell Operating Company that provides service to California and Nevada. Mr. Linquist served as Chief Executive Officer of Communications Industries before joining PacTel.

     Frank V. Sica, Director. Mr. Sica has been a Director of the Company since December 1991. He is currently a Managing Director of MS & Co., and has been with MS & Co. since 1981, originally in the Mergers and Acquisitions Department and, since 1988, with the Merchant Banking Division. He serves as a director of numerous companies including ARM Financial Group, Inc., Consolidated Hydro, Inc., Fort

Howard Corporation, Kohl's Corporation, Southern Pacific Rail Corporation and Sullivan Communications Inc. He is a director of the general partner of The Morgan Stanley Leveraged Equity Fund II, L.P. ("MSLEF II") and of the respective managing general partners of the general partner of Morgan Stanley Venture Capital Fund, L.P. ("MSVCF"), Morgan Stanley Venture Capital Fund II, L.P. ("MSVCF II") and Morgan Stanley Capital Partners III, L.P. ("MSCP III"). Mr. Sica was designated by MSLEF II pursuant to the Stockholders Agreement. See "Certain Transactions -- Election of Directors."


     Guy L. de Chazal, Director. Mr. de Chazal has been a Director of the Company since June 1989. Mr. de Chazal is President and a Director of the managing general partner of the general partner of MSVCF and MSVCF II and is a Managing Director of MS & Co. Mr. de Chazal is also a director of SPSS, Inc. and several private companies. From 1986 to 1990, Mr. de Chazal was a Vice President, and from 1991 to 1994 a Principal of MS & Co. Mr. de Chazal was designated by MSVCF pursuant to the Stockholders Agreement. See "Certain Transactions -- Election of Directors."

     Arthur Patterson, Director. Mr. Patterson has been a Director of the Company since June 1989 and a Managing Partner of Accel Partners, a venture capital company since 1984. Mr. Patterson is also a director of UUNET, VIASOFT, Axent, Unify Corporation and the G.T. Global Group of Investment Companies as well as several private software and telecommunications companies. Mr. Patterson was designated by Accel Partners pursuant to the Stockholders Agreement. See "Certain Transactions -- Election of Directors."

     Andrew C. Cooper, Director. Mr. Cooper has been a Director of the Company since October 1990. Mr. Cooper is a Principal of MS & Co., an officer of the managing general partner of the general partner of MSVCF and MSVCF II, and has been with MS & Co. since 1984. Mr. Cooper was designated by MSVCF II pursuant to the Stockholders Agreement. See "Certain Transactions -- Election of Directors."

     Alejandro Perez Elizondo, Director. Mr. Perez has been a Director of the Company since August 1994. Since 1987, Mr. Perez has been associated with Pulsar, a diversified Mexican company with interests in the tobacco, insurance, agriculture, telecommunications, finance and other industries, and is currently Vice President of Diversification of Pulsar Internacional, S.A. de C.V. Mr. Perez is also a director of Ionica L3 Ltd. (a public telephone services company located in U.K.), Novalink (a California modem manufacturing company), Fomento Empresarial Regiomontano, S.A. de C.V. (a Mexico-based telecommunications company), and Kb/tel Telecommunications S.A. de C.V. (a Mexico-based communications engineering company). Mr. Perez was designated by Pulsar pursuant to the Stockholders Agreement. See "Certain Transactions -- Election of Directors."

     Leigh J. Abramson, Director. Mr. Abramson has been a Director of the Company since August 1994. He is currently an Associate of MS & Co. and an officer of the general partner of MSLEF II and of the general partner of the general partner of MSCP III. Mr. Abramson has been with MS & Co. since 1990, first in the Corporate Finance Division and, since 1992, in the Merchant Banking Division. Mr. Abramson was designated by MSCP III pursuant to the Stockholders Agreement. See "Certain Transactions -- Election of Directors."


     Pamela D. A. Reeve, Director. Ms. Reeve was elected Director of the Company in April 1996. Ms. Reeve is currently President, Chief Executive Officer and Director of Lightbridge, Inc. ("Lightbridge") and has been with Lightbridge since 1989. Lightbridge develops and manages software used by wireless telecommunications companies across the United States to support sales and marketing applications. Prior to joining Lightbridge, Ms. Reeve spent eleven years at The Boston Consulting Group, with senior operating responsibility for the firm's Boston office. Prior to joining The Boston Consulting Group, Ms. Reeve worked with the National Endowment for the Humanities managing educational projects and with real estate development and manufacturing firms, primarily in operations and marketing.

EXECUTIVE COMPENSATION

     The following table sets forth compensation information for the Chief Executive Officer of the Company and its four most highly compensated executive officers, other than the Chief Executive Officer (collectively, the "Named Executive Officers"), for services rendered in the fiscal years ending December 31, 1995, 1994 and 1993.

                           SUMMARY COMPENSATION TABLE

                                                                        LONG-TERM
                                                                       COMPENSATION
                                                      ANNUAL           ------------
                                                 COMPENSATION(1)        SECURITIES
                                               --------------------     UNDERLYING        ALL OTHER
     NAME AND PRINCIPAL POSITION       YEAR     SALARY      BONUS       OPTIONS(2)     COMPENSATION(3)
- -------------------------------------- ----    --------    --------    ------------    ---------------
John D. Beletic(4).................... 1995    $200,000    $150,000       100,000          $10,755
Chairman, President and                1994     200,000     187,500       100,000           11,220
Chief Executive Officer                1993     200,000      73,640       200,000           17,141
Kenneth L. Hilton..................... 1995     150,000      46,500        40,000            7,998
Executive Vice President,              1994      27,885      12,250       125,000              711
Strategic Business Units               1993          --          --            --               --
Homer L. Huddleston................... 1995     116,667      32,845        45,000            5,808
Executive Vice President,              1994      89,808      31,650        55,000            4,619
Technical Operations                   1993          --          --            --               --
Sandra D. Neal........................ 1995     115,000      39,675        50,000            7,569
Executive Vice President,              1994     104,269      33,538        25,000            8,121
Administration                         1993      99,000      28,063        25,000           13,238
Carol W. Dickson(5)................... 1995     120,000      29,760            --            2,922
Vice President,                        1994      60,923      23,010        50,000            1,406
International Operations               1993          --          --            --               --

- ---------------

(1) The amount of cash compensation does not include the value of personal benefits or securities, property or other non-cash compensation paid or distributed other than pursuant to a plan, which, with respect to any named executive officer, was less than the lesser of $50,000 and 10% of the cash compensation received by such officer.

(2) Each of these options is exercisable for shares of the Company's Class A Common Stock.

(3) The amounts shown represent one below-market loan made by the Company to Mr. Beletic in 1994, the compensatory value of which was $2,200 in 1994 and $2,400 in 1995, and insurance payments made by the Company on behalf of each named executive. In 1995, the Company made payments on behalf of Messrs. Beletic, Hilton and Huddleston, Ms. Neal and Ms. Dickson, respectively, of $648, $486, $356, $373 and $389 for life and accident insurance, of $780, $585, $429, $449 and $468 for long-term disability insurance and of $6,927, $6,927, $5,023, $6,747 and $2,065 for health insurance.


(4) As of December 31, 1995, Mr. Beletic owned 12,500 shares of restricted Class A Common Stock subject to a vesting period ending March 17, 1996. At December 31, 1995, the stock had an aggregate market value of $125,000 based upon an estimated market value of $10.00 per share. No dividends on such shares have been paid or are expected to be paid in the future.


(5)  Ms. Dickson resigned from the Company effective February 29, 1996.

OPTION EXERCISES AND VALUATION

     The following table sets forth grants of stock options, during fiscal year 1995, to each Named Executive Officer.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                    POTENTIAL REALIZATION
                                                                                            VALUE
                                                                                      AT ASSUMED ANNUAL
                            NUMBER OF    PERCENTAGE OF                              RATES OF STOCK PRICE
                            SECURITIES   TOTAL OPTIONS                             APPRECIATION FOR OPTION
                            UNDERLYING     GRANTED TO     EXERCISE                          TERM
                             OPTIONS      EMPLOYEES IN      PRICE     EXPIRATION   -----------------------
                            GRANTED(1)    FISCAL 1995     PER SHARE      DATE         5%            10%
                            ----------   --------------   ---------   ----------   --------      ---------
John D. Beletic...........    100,000          8.3%        $ 10.00    11/17/2005   $628,890     $1,593,739
Kenneth L. Hilton.........     40,000          3.3%          10.00    11/17/2005    251,555        637,495
Homer L. Huddleston.......     10,000           .8%           7.00    05/23/2005     44,022        111,561
                               35,000          2.9%          10.00    11/17/2005    220,110        557,808
Sandra D. Neal............     10,000           .8%           7.00    01/01/2005     44,022        111,561
                               40,000          3.3%          10.00    11/17/2005    251,555        637,495
Carol W. Dickson..........         --           --              --            --         --             --

- ---------------

(1) Each of these options is exercisable for shares of Class A Common Stock. Each of these options is immediately exercisable; however, the underlying option shares are unvested and remain subject to repurchase by the Company at the option price paid per share. The optionee acquires a vested interest in, and the Company's repurchase right accordingly lapses with respect to,
    (i) 20% of the option shares one year after the date of grant and (ii) the balance of the option shares in equal successive monthly installments over each of the next forty-eight (48) months of service thereafter.

     The following table sets forth stock options exercised during fiscal year 1995 and the fiscal year-end value of unexercised options for each Named Executive Officer.

               AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

                                                               NUMBER OF                         VALUE OF
                                                         SECURITIES UNDERLYING                 UNEXERCISED
                                                          UNEXERCISED OPTIONS              IN-THE-MONEY OPTIONS
                              SHARES                    AT DECEMBER 31, 1995(1)          AT DECEMBER 31, 1995(2)
                             ACQUIRED      VALUE     ------------------------------   ------------------------------
                            ON EXERCISE   REALIZED   EXERCISABLE    UNEXERCISED(3)    EXERCISABLE   UNEXERCISABLE(3)
                            -----------   --------   -----------   ----------------   -----------   ----------------
John D. Beletic...........         --     $     --     103,334          266,666        $ 596,739        $849,059
Kenneth L. Hilton.........     14,285       42,855      14,881          135,834           44,643         287,502
Homer L. Huddleston.......         --           --      18,666           81,334           85,330         189,670
Sandra D. Neal............         --           --      32,499           97,501          223,687         317,312
Carol W. Dickson..........         --           --      13,333           36,667           39,999         110,001

- ---------------

(1) Each of these options is exercisable for shares of Class A Common Stock.

(2) The fair market value at December 31, 1995 was estimated to be $10.00 per share.

(3) Each of these options is immediately exercisable; however, the underlying option shares are unvested and remain subject to repurchase by the Company at the option price paid per share. The optionee acquires a vested interest in, and the Company's repurchase right accordingly lapses with respect to,
    (i) 20% of the option shares one year after the date of grant and (ii) the balance of the option shares in equal successive monthly installments over each of the next forty-eight (48) months of service thereafter.

DIRECTORS' COMPENSATION

     Directors of the Company currently receive no compensation for their services in such capacity.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The compensation committee of the Company consists of Frank V. Sica, Guy L. de Chazal, and Arthur Patterson. No executive officer of the Company serves as a member of the compensation committee of the Company, or on the compensation committee of another corporation, an executive officer of which serves as a director of the Company or on the Company's compensation committee, and no executive officer of the Company serves as a director of another corporation, an executive officer of which serves as a member of the Company's compensation committee.

STOCK OPTION PLAN

     The Company's Third Amended and Restated 1991 Stock Option Plan (the "Stock Option Plan") authorizes the grant of non-qualified options ("NSOs") to purchase shares of Class A Common Stock to key employees, directors and others deemed to provide valuable services to the Company as additional compensation and to encourage them to continue to provide service to the Company. In addition, options qualifying as incentive stock options ("ISOs") under Section 422 of the Internal Revenue Code of 1986, as amended, (the "Code") may be granted to employees of the Company.

     The stock issuable under the Stock Option Plan includes shares of the authorized but unissued or reacquired Class A Common Stock. The number of shares for which options may be granted under the Stock Option Plan (together with the number of shares issued under the Stock Issuance Plan described below) may not exceed 4,550,000 shares. Shares underlying any options that are not exercised prior to expiration or termination or are canceled are available for subsequent option grants under the Stock Option Plan.

     The option exercise price per share will be fixed by the committee of the Board responsible for administration of the Stock Option Plan (the "Stock Option Plan Committee"), but in no event may the option price per share be less than 85%, with respect to options other than ISOs, or 100%, with respect to ISOs, of the fair market value of a share of Class A Common Stock on the grant date. If the individual to whom the ISO is granted is at the time the holder of at least 10% of the capital stock of the Company (a "Significant Stockholder"), then the option price per share may not be less than 110% of the fair market value of the Class A Common Stock on the grant date. Options are exercisable over such period as may be determined by the Stock Option Plan Committee, but no option may remain exercisable more than ten years from the grant date, and no ISO granted to a Significant Stockholder may remain exercisable more than five years from the grant date.

     If a participant ceases to perform services for the Company due to death or permanent disability while holding one or more outstanding options under the Stock Option Plan, then each such option will remain exercisable for the limited period of time (not to exceed twelve months after the date of such cessation of service) specified by the Stock Option Plan Committee in the option agreement. In the event a participant is terminated for cause, all outstanding options of such participant automatically terminate on the participant's termination date. If a participant ceases to perform services for the Company for any reason other than death, permanent disability or termination for cause, any outstanding option will remain exercisable for the limited period of time (not to exceed three months after the date of such cessation of service) specified by the Stock Option Plan Committee in the option agreement.

     Shares of Class A Common Stock that are issued upon exercise of options granted under the Stock Option Plan are subject to certain repurchase rights of the Company. If a participant ceases to perform services for the Company while holding unvested shares, the Company has the right to repurchase, at the option price paid per share, all or (at the discretion of the Company and with the written consent of the participant) less than all of those unvested shares. Until such time as the Company's outstanding shares of Class A Common Stock are first registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (which will occur in connection with this Offering), the Company retains a right of first refusal with respect to any proposed sale or other disposition by a participant (or any successor in interest by reason of purchase, gift or other mode of transfer) of any shares of Class A Common Stock issued under the Stock Option Plan.

     In the event of (i) a merger or consolidation in which the Company is not the surviving entity and in which securities possessing fifty percent (50%) or more of the total combined voting power of the Company's outstanding voting securities are transferred to a person or persons different from those who held such securities immediately prior to such transaction, (ii) the sale, transfer or other disposition of all or substantially all of the Company's assets other than in the ordinary course of business, or (iii) any reverse merger in which the Company is the surviving entity but in which securities possessing fifty percent (50%) or more of the total combined voting power of the Company's outstanding voting securities are transferred to a person or persons different from those who held such securities immediately prior to such transaction, the vesting of each option outstanding under the Stock Option Plan will automatically accelerate so that each such option will become fully exercisable immediately prior to the effective date of such corporate reorganization.


     As of March 31, 1996, 2,793,274 options were outstanding at exercise prices ranging from $0.08 to $12.00 per share.


                         OPTIONS GRANTED IN FISCAL 1995

                                                                        NUMBER OF
                                      GROUP                              OPTIONS
            ----------------------------------------------------------  ---------
            John D. Beletic, Chairman, President and
              Chief Executive Officer.................................    100,000
            Kenneth L. Hilton, Executive Vice President,
              Strategic Business Units................................     40,000
            Homer L. Huddleston, Executive Vice President,
              Technical Operations....................................     45,000
            Sandra D. Neal, Executive Vice President,
              Administration..........................................     50,000
            Carol W. Dickson, Vice President,
              International Operations................................          0
            All Executive Officers as a Group.........................    545,000
            All Current Directors Who are not
              Executive Officers as a Group...........................          0
            All Employees Other than Executive Officers as a Group....    659,950
                                                                        ---------
                      Total Options Granted in Fiscal 1995............  1,204,950
                                                                        =========

FEDERAL INCOME TAX CONSEQUENCES OF PARTICIPATION IN THE STOCK OPTION PLAN

     There will be no federal income tax consequences to the employee or the Company upon the grant of either an ISO or an NSO under the Stock Option Plan. Upon exercise of an NSO, an employee will recognize ordinary income in an amount equal to (i) the fair market value, on the date of exercise, of the acquired shares of Class A Common Stock; less (ii) the exercise price of the NSO. Subject to Section 162(m) of the Code and the employee including such compensation in income or the Company satisfying applicable reporting requirements, the Company will be entitled to a tax deduction in the same amount.

     If any profits associated with a sale of Class A Common Stock acquired pursuant to the exercise of an NSO under the Stock Option Plan could subject the optionee to liability under Section 16(b) of the Exchange Act, there will be no concurrent federal income tax consequences to either the optionee or the Company as a result of the exercise of such NSO. The inclusion of such profits as income to the optionee is generally deferred until the date on which the Section 16(b) restrictions terminate. However, if the optionee makes a timely and proper 83(b) election to be taxed at the time such Class A Common Stock is transferred to him, then the excess of the fair market value of the shares of Class A Common Stock on the exercise date over the exercise price will be taxed as ordinary income. An 83(b) election must be made within thirty days of the date of exercise of the NSO. In the absence of such an election, the excess of the fair market value of the shares of Class A Common Stock on the date the Section 16(b) restrictions expire over the exercise price will be considered compensation taxable as ordinary income to the optionee. The Company will be entitled to a tax deduction in an amount equal to the amount required to be recognized as ordinary income by the optionee at the time the optionee is subject to tax.

     Upon the exercise of an ISO, an employee recognizes no immediate taxable income. Income recognition is deferred until the employee sells the shares of Class A Common Stock. If the ISO is exercised no later than three months after the termination of the employee's employment, and the employee does not dispose of the shares acquired pursuant to the exercise of the ISO within two years from the date the ISO was granted and within one year after the exercise of the ISO, the gain on the sale will be treated as long-term capital gain. Certain of these holding periods and employment requirements are liberalized in the event of an employee's death or disability while employed by the Company. The Company is not entitled to any tax deduction with respect to the grant or exercise of ISOs, except that if the Class A Common Stock is not held for the full term of the holding period outlined above, the gain on the sale of such Class A Common Stock, being the lesser of: (i) the fair market value of the Class A Common Stock on the date of exercise minus the option price; or (ii) the amount realized on disposition minus the exercise price, will be taxed to the employee as ordinary income and, subject to Section 162(m) of the Code and the employee including such compensation in income or the Company satisfying applicable reporting requirements, the Company will be entitled to a deduction in the same amount. The excess of the fair market value of the Class A Common Stock acquired upon exercise of an ISO over the exercise price therefor constitutes a tax preference item for purposes of computing the "alternative minimum tax" under the Code.

STOCK ISSUANCE PLAN

     The Company's Third Amended and Restated 1991 Stock Issuance Plan (the "Stock Issuance Plan") authorizes the issuance of Class A Common Stock to key employees and directors and others deemed to provide valuable services to the Company as additional compensation and to encourage them to continue to provide service to the Company.

     The number of shares that may be issued over the term of the Stock Issuance Plan (together with any shares for which options have been granted under the Stock Option Plan) may not exceed 4,550,000 shares.

     Shares may, in the absolute discretion of the committee of the Board responsible for administration of the Stock Issuance Plan (the "Stock Issuance Plan Committee"), be issued for consideration with a value less than 100% of the fair market value of the issued shares. Under no circumstances, however, may any shares be issued for consideration valued by the Stock Issuance Plan Committee at less than 85% of the fair market value of such shares at the time of issuance.

     The interest of a participant in the shares of Class A Common Stock issued under the Stock Issuance Plan may, in the absolute discretion of the Stock Issuance Plan Committee, be fully vested upon issuance or may vest in one or more installments. The participant, however, has all the rights of a shareholder with respect to the shares of Class A Common Stock issued thereunder, whether or not such participant's interest in such shares is vested. Accordingly, the participant has the right to vote the shares and to receive any cash dividends or other distributions paid or made with respect to the shares.

     If the participant ceases to perform services for the Company for any reason while such participant's interest in the shares of Class A Common Stock issued under the Stock Issuance Plan remains unvested, then the Company has the right to repurchase, at the original purchase price paid by the participant, all or (at the discretion of the Company and with the written consent of the participant) less than all shares in which the participant is not at the time vested. In the event of (i) a merger or consolidation in which the Company is not the surviving entity and in which securities possessing fifty percent (50%) or more of the total combined voting power of the Company's outstanding voting securities are transferred to a person or persons different from those who held such securities immediately prior to such transaction, (ii) the sale, transfer or other disposition of all or substantially all of the Company's assets other than in the ordinary course of business, or (iii) any reverse merger in which the Company is the surviving entity but in which securities possessing fifty percent (50%) or more of the total combined voting power of the Company's outstanding voting securities are transferred to a person or persons different from those who held such securities immediately prior to such transaction, all of the Company's repurchase rights will automatically terminate and all shares subject to such repurchase rights will become immediately vested in full.

     The Stock Issuance Plan Committee may also require as a condition of the issuance of one or more shares of Class A Common Stock under the Stock Issuance Plan that the Company shall have a right of first refusal with respect to any proposed disposition by the participant (or any successor in interest by reason of purchase, gift or other mode of transfer) of one or more shares of such Class A Common Stock.


     As of March 31, 1996, 300,000 shares of Class A Common Stock had been issued pursuant to the Stock Issuance Plan, all of which were vested.


STOCK PURCHASE PLAN

     On March 28, 1996, the Board of Directors adopted, and the Company's stockholders approved, the Company's Employee Stock Purchase Plan (the "Stock Purchase Plan"). Under the Stock Purchase Plan, the Company will grant to each eligible employee of the Company and affiliated companies options to purchase shares of Class A Common Stock at not less than 90% of the fair market value of such stock on the purchase date.

  PURPOSE

     The purpose of the Stock Purchase Plan is to provide an opportunity by which all eligible employees may purchase shares of Class A Common Stock through voluntary, systematic payroll deductions. By this means such employees are provided with an opportunity to acquire an interest in the economic progress of the Company and a further incentive to promote its best interests. The Stock Purchase Plan, which is intended to qualify under Section 423 of the Code, is not subject to any provisions of ERISA.

  AVAILABLE SHARES AND ELIGIBILITY

     The maximum aggregate number of shares of Class A Common Stock that may be issued under the Stock Purchase Plan is 500,000. All individuals who have 6 months of continuous service with the Company or an affiliate with a regularly scheduled work week of 20 hours or more, including officers and employee directors (except for any employee owning more than 5% of the combined voting power or value of all classes of the stock of the Company), are eligible to participate in the Stock Purchase Plan.

  GRANT OF OPTIONS

     On the first day of a plan year, or July 1 for those employees not eligible on the first day of a plan year, each eligible employee will be granted an option to purchase any whole number of shares of Class A Common Stock with an aggregate fair market value that does not exceed $25,000. Each option may be exercised, in whole or in part, on the 15th and last day of a month (or immediately preceding business day if such day is not a business day) and only while the holder is an employee of the Company or an affiliate. Options must be exercised prior to the end of the year in which granted (the "Purchase Period"), at which time the option will expire. The initial Purchase Period will commence on July 1, 1996 and end on December 31, 1996. Thereafter, Purchase Periods will commence on January 1 and end on December 31 of any year. For employees who become eligible after January 1 of any plan year but prior to July 1 of such year, the Purchase Period will begin on July 1 of such plan year. For employees who become eligible after July 1 of a plan year, the Purchase Period will begin January 1 of the subsequent plan year. Options are not transferable except by will or by the laws of descent and distribution and may be exercised during the employee option-holder's lifetime only by him or her.

  PAYMENT AND PAYROLL DEDUCTIONS

     Payment for shares is made through elective payroll deductions. The minimum payroll deduction is $10 per pay period. Amounts deducted are accumulated in a payroll deduction account, without interest. No purchases may be made until an eligible employee has accumulated at least $100 in his or her payroll deduction account. A participant may revoke or decrease at any time his or her contribution to the payroll deduction account. However, increases in a participant's contribution to his or her payroll deduction account may not be made more than twice during any plan year and only in January and July of such plan year.

  HOLDING PERIOD

     Participants in the Stock Purchase Plan will not sell, transfer or otherwise dispose of any shares of Class A Common Stock purchased pursuant to an exercise of an option to purchase granted under the Stock Purchase Plan for a period of 180 days from the date such shares are purchased.

  NEW STOCK PURCHASE PLAN BENEFITS

     Since participation in the Stock Purchase Plan is voluntary, it is not possible to estimate the actual dollar value and number of shares of Class A Common Stock that will be purchased under the Stock Purchase Plan by the executive officers named in the Summary Compensation Table, all executive officers as a group and all employees as a group.

  FEDERAL INCOME TAX CONSEQUENCES OF PARTICIPATION IN THE STOCK PURCHASE PLAN

     The following briefly summarizes the federal income tax consequences under the Code of participation in the Stock Purchase Plan.

     An employee will not realize taxable income upon the grant of a right to purchase shares or upon the purchase of shares pursuant to the terms of the Stock Purchase Plan even though the price paid for the shares is less than their fair market value. If an employee disposes of shares acquired under the Stock Purchase Plan, the amount of ordinary income, capital gain or capital loss realized will depend on the holding period of the shares.

     If the employee disposes of shares more than one year after the shares have been transferred and more than two years after the date of grant, the employee will realize ordinary income in the year of disposition equal to the lesser of
(i) 10% of the fair market value of the shares on the date of grant or (ii) the amount by which the fair market value of the shares on the date of disposition exceeds the purchase price. Any additional gain from the sale will be long-term capital gain.

     If the shares are disposed of within either of the holding periods described above (a disqualifying disposition), the employee will realize ordinary income equal to the excess of the fair market value of the shares on the date of purchase pursuant to the Stock Purchase Plan over the purchase price. This excess is taxed as ordinary income even if the shares are sold at a loss. In addition, the employee will have capital gain or loss measured by the difference between (i) the sale price and (ii) the purchase price plus the amount of ordinary income recognized.

     The Company generally is not entitled to an income tax deduction when an employee exercises an option to purchase a share under the Stock Purchase Plan or upon the subsequent disposition of any such share. If the disposition is a disqualifying disposition, the Company will be entitled to an income tax deduction in the year of such disposition in an amount equal to the amount of ordinary income recognized by the employee as a result of such disposition.

DIRECTORS PLAN

     On March 28, 1996, the Board of Directors adopted, and the Company's stockholders approved, the Non-Employee Directors Stock Option Plan (the "Directors Plan"). The following is a summary of the material terms of the Directors Plan, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summary does not purport to be complete and is qualified in its entirety by the terms of the Directors Plan.

  PURPOSE

     The purpose of the Directors Plan is to attract and retain competent non-employee personnel to serve on the Company's Board of Directors and to increase their identification with the interests of the Company's stockholders.

  ADMINISTRATION

     The Directors Plan is administered by the Compensation Committee. Subject to the provisions of the Directors Plan, the Compensation Committee has powers and authorities which are exclusively ministerial in nature, including the authority to construe and interpret the Directors Plan, to define the terms used therein, to prescribe, amend and rescind rules and regulations relating to the administration of the Directors Plan, and to make all other determinations deemed necessary or advisable for the administration of the Directors Plan.

  AVAILABLE SHARES AND ELIGIBILITY

     The aggregate number of shares of Class A Common Stock of the Company that may be issued upon the exercise of all options granted under the Directors Plan may not exceed 100,000, subject to adjustment pursuant to certain corporate transactions, such as recapitalizations, mergers or changes in control. Shares of Class A Common Stock subject to options which terminate without having been exercised in full may again be made available for purposes of the Directors Plan. Each member of the Board of Directors who is not an employee of the Company or any of its affiliates and does not own more than 1% of the Common Stock of the Company (a "Non-Employee Director") is entitled to receive options under the Directors Plan.

  TERMS AND CONDITIONS OF OPTIONS

     Each option granted under the Directors Plan will be a NSO. On the day a Non-Employee Director is first elected and duly qualified as a member of the Board (a "New Director") such New Director will receive an option to purchase 25,000 shares of Class A Common Stock. On each subsequent third anniversary of the date of grant, each Non-Employee Director who was previously elected to the Board and who continues to serve in such capacity, shall be granted an option to purchase an additional 25,000 shares of Class A Common Stock.

     The exercise price of the Class A Common Stock covered by each option is the fair market value of such shares on the date of grant of the option, subject to any adjustments as described in the Directors Plan. Options are exercisable as to 1/12 of the shares subject thereto on the last day of each calendar quarter following the date of the grant, with an additional 1/12 of such grant exercisable as of the last day of each calendar quarter subsequent thereto. An option is exercisable for a period of ten years from the date of grant of the option, subject to earlier termination as described in the Directors Plan.

     An optionee may exercise an option by giving written notice to the Compensation Committee together with payment in full of the exercise price. Such payment may be made in certified or bank check or cash or in the form of such other compensation as approved by the Compensation Committee. Options may be exercised, during the lifetime of the optionee, only by the optionee or by his guardian or legal representative.

     Except as otherwise provided below, an option may not be exercised unless the optionee is then a director of the Company and unless he has remained continuously in the Company's service as a director since the date of the grant of the option. Notwithstanding the foregoing, upon termination of a director's service for any reason other than death, disability or cause (as described in the Directors Plan), options will be exercisable, to the extent otherwise exercisable on such date, for 60 days after such termination, unless earlier terminated in accordance with their terms. Upon termination of service for cause, unexercised options terminate immediately. Upon termination of service by reason of death or disability, options will be exercisable, to the extent otherwise exercisable on such date, at any time within one year after the date of death or disability, unless earlier terminated in accordance with their terms. In the event of death or disability of the optionee, options may be exercised by the optionee's estate or by a person who acquired the right to exercise such option by bequest or inheritance or otherwise by reason of the death or disability of the optionee.

  AMENDMENT AND TERMINATION

     The Board of Directors may at any time and from time to time, suspend, terminate, modify or amend the Directors Plan; provided, however, that the Directors Plan shall not be amended more than once during any six-month period other than to comply with applicable law. Further, certain amendments shall be subject to approval by the stockholders of the Company. Except as otherwise provided in the Directors Plan, no suspension, termination, modification or amendment of the Directors Plan may adversely affect any option previously granted, unless the written consent of the optionee is obtained. The Directors Plan is not subject to any provision of ERISA and is not qualified under Section 401(a) of the Code.

  NEW DIRECTORS PLAN BENEFITS

     Grants of options under the Directors Plan are determined by formula as set forth therein. Currently, no director of the Company is eligible to participate in the Directors Plan.

  CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     Under present law, an optionee who is granted an NSO under the Directors Plan will not be subject to federal income tax upon the grant, and the Company will not be entitled to a tax deduction by reason of such grant. When the optionee exercises the NSO, the excess of the fair market value of the shares acquired on the exercise date over the exercise price will be considered compensation taxable as ordinary income to the optionee, and the Company may claim a tax deduction at that time equal to the amount of taxable income realized by the optionee.

     If any profits associated with a sale of Class A Common Stock acquired pursuant to the exercise of an NSO under the Directors Plan could subject the optionee to liability under Section 16(b) of the Exchange Act, there will be no concurrent federal income tax consequences to either the optionee or the Company as a result of the exercise of such NSO. The inclusion of such profits as income to the optionee is generally deferred until the date on which the Section 16(b) restrictions terminate. However, if the optionee makes a timely and proper 83(b) election to be taxed at the time such Class A Common Stock is transferred to him, then the excess of the fair market value of the shares of Common Stock on the exercise date over the exercise price will be taxed as ordinary income. An 83(b) election must be made within thirty days of the date of exercise of the NSO. In the absence of such an election, the excess of the fair market value of the shares of Common Stock on the date the Section 16(b) restrictions expire over the exercise price will be considered compensation taxable as ordinary income to the optionee. The Company will be entitled to a tax deduction in an amount equal to the amount required to be recognized as ordinary income by the optionee at the time the optionee is subject to tax.

     Upon the sale of any shares acquired pursuant to the exercise of an NSO granted under the Directors Plan, an optionee will recognize gain in an amount equal to the difference between the sales price and the optionee's tax basis in such shares, which tax basis will include the exercise price paid plus the amount required to be recognized as income by the optionee as a result of the exercise of the NSO. Such gain will be short-term capital gain if the shares have been held for twelve months or less and long-term capital gain if the shares have been held for more than twelve months.

     The above tax information is only a brief summary of the federal income tax consequences resulting from the receipt and/or exercise of NSOs. It is based on present federal tax laws and regulations and does not purport to be a complete description of such federal income tax consequences. The foregoing summary of federal income tax consequences may change if the Code or regulations promulgated thereunder are changed.

                              CERTAIN TRANSACTIONS

RELATED PARTY TRANSACTIONS

     The Company was organized in 1989 by Roger D. Linquist, MSVCF, Accel Telecom L.P., Accel Partners L.P. and Frances W. Hopkins. Through the acquisition of preferred stock in 1991 and 1993, MSLEF II became the owner of capital stock representing a majority of the voting power in the Company. The general partner of MSLEF II and the managing general partner of the general partner of MSVCF are both wholly owned subsidiaries of MS Group. Four of the eight directors of the Company are employees of MS & Co. MS & Co. acted as placement agent for the offering of the 12 1/4% Notes and the offering of the 15% Notes and received compensation from the Company in the amount of $2.6 million and $3.8 million, respectively, for acting in such capacity. MS & Co. is acting as an underwriter in the Offering.


     In two transactions consummated in March and May of 1993, the Company issued a total of 5,277,611 shares of the Company's Series C Preferred Stock, having an aggregate liquidation preference of $17,205,011, for an aggregate purchase price of $17,205,011, of which 5,214,724 shares were issued to MSLEF
II. During the fiscal quarter ended September 30, 1994, the Company issued an aggregate of 11,242,857 shares of Common Stock in the 1994 Stock Offerings at a purchase price of $7.00 per share. The aggregate net proceeds (after expenses) of the 1994 Stock Offerings were approximately $76.9 million. Of the shares issued in the 1994 Stock Offerings, 5,000,000 shares of Common Stock were issued to MSCP III, Morgan Stanley Capital Investors, L.P. ("MSCI"), MSVCF II, Morgan Stanley Venture Capital Fund II, C.V. ("MSVC II"), and Morgan Stanley Venture Investors, L.P. ("MSVI"), 2,857,143 shares were issued to First Plaza Group Trust and 1,242,857 shares to certain other institutional investors. The remaining 2,142,857 shares of the Common Stock issued in the 1994 Stock Offerings were acquired by an affiliate of Pulsar pursuant to a private placement.



     On May 11, 1995, the Company completed the issuance of 3,598,429 shares of Common Stock in the 1995 Private Stock Offering at a purchase price of $7.00 per share. The net proceeds (after expenses) of the 1995 Private Stock Offering were approximately $24.5 million. Of the shares issued in the 1995 Private Stock Offering, 2,277,286 were issued to the MS Merchant Banking Funds (as defined herein), other than MSLEF II, and 357,143 shares were issued to First Plaza Group Trust. The remaining 964,000 shares of Common Stock were issued to other institutional investors and officers of the Company consisting of John D. Beletic, Daniel W. Hay, G. Clay Myers, Todd A. Bergwall, Lawrence H. Wecsler, Paul L. Turner, Kenneth L. Hilton and Douglas H. Kramp.



     In October 1995, MSLEF II, MSCP III, MSCI, MSVCF, MSVCF II, MSVC II, MSCP 892 Investors, L.P. ("MSCP 892"), and MSVI (collectively, the "Morgan Stanley Shareholders") exchanged a portion of their Class A Common Stock of the Company for Class B Common Stock in a share-for-share exchange without payment of any additional consideration. See "Risk Factors -- Significant Ownership."



     As of March 31, 1996, John D. Beletic, President of the Company, was indebted to the Company in the amount of $118,800 under three promissory notes. The first promissory note (the "First Note") was issued in January 1994 for $97,800 in connection with a stock option exercise by Mr. Beletic and bears interest at the rate of 3.55% per annum. Interest on the outstanding balance is due and payable annually beginning on January 28, 1995. The outstanding principal balance on the First Note is due and payable on January 28, 1999. The second promissory note (the "Second Note") was issued in November 1994 and bears interest at the rate of 7% per annum. Under the terms of the Second Note, Mr. Beletic may receive loans in various amounts, the total of which may not exceed $200,000. There were no amounts outstanding under the Second Note at March 31, 1996. The third promissory note (the "Third Note") was issued in May 1995 for $21,000 in connection with the purchase of Class A Common Stock by Mr. Beletic and bears interest at the rate of 6.9% per annum. Interest on the outstanding principal is due and payable annually beginning on May 11, 1996. The outstanding principal balance on the Third Note is due and payable on May 11, 1999. The First Note, the Second Note and the Third Note are all secured by the Class A Common Stock owned by Mr. Beletic.

ELECTION OF DIRECTORS


     Pursuant to the Stockholders Agreement, the Morgan Stanley Shareholders have the right to designate and have elected one-half of the members of the Board of Directors of the Company for so long as the total number of shares of Common Stock of the Company owned by the Morgan Stanley Shareholders constitutes at least 50% of the outstanding Common Stock of the Company. If such ownership falls below 50%, the number of directors that the Morgan Stanley Shareholders will have the right to designate and have elected will be reduced to the number of directors which constitutes a percentage representation on the Board equal to the Morgan Stanley Shareholders' aggregate percentage ownership of the outstanding Common Stock of the Company. The rights of each of MSLEF II, MSCP III, MSVCF and MSVCF II to designate and have elected one member of the Board of Directors terminates (with certain exceptions) once the total number of shares of Common Stock of the Company owned by such investor falls below 7.5%. After giving effect to the Offering, the Morgan Stanley Shareholders will own 51.3% of the Common Stock of the Company (50.1% if the Underwriters' over-allotment option is exercised in full) and 38.9% of the voting Common Stock (37.7% if the Underwriters' over-allotment is exercised in full).


     Accel Telecom L.P., Accel III, L.P. and Accel Investors 89, L.P. (collectively, "Accel") also has the right to designate one director for election to the Board of Directors so long as Accel owns at least 7.5% of the outstanding Common Stock of the Company. So long as Pulsar owns at least 5% of the outstanding capital stock of the Company (or until the expiration of the Pulsar Exclusivity Period, as defined in the Stockholders' Agreement), it will have the right to designate one member of the Board of Directors.

     So long as J.P. Morgan Capital Corporation owns no less than 4% of the Common Stock of the Company, the Company will permit a representative of such holder to attend as an observer all meetings of the Board of Directors of the Company and all committees thereof. Such representative is entitled to receive all written materials and other information given to directors in connection with such meetings.

     So long as the Morgan Stanley Shareholders hold securities representing at least 10% of the outstanding Common Stock, the Company is required to maintain compensation and audit committees of its Board of Directors, each consisting of up to four directors. Accel and those members of the Board of Directors who are not designated by the Morgan Stanley Shareholders are each entitled to designate one director on each such committee and the Morgan Stanley Shareholders is entitled to designate up to two directors on each such committee.

     The Company will not amend the Company's Restated Certificate of Incorporation or By-laws to eliminate the right of stockholders of the Company to take action upon written consent without a meeting, without prior notice and without a vote as provided in the Company's By-laws, so long as the MS Merchant Banking Funds hold at least 7.5% of the Company's Common Stock.

REGISTRATION RIGHTS


     The Stockholders Agreement provides that the parties thereto, which include substantially all of the current stockholders of the Company (collectively, the "Holders"), collectively have the right to "demand" an unlimited number of registrations at any time at least six months after this Offering. The Company will bear the costs and expenses of such "demand" registrations. Pursuant to these "demand" rights, Holders of Common Stock (the "Registrable Securities") may request in writing that the Company file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering the registration of a number of shares equal to at least three million shares of Common Stock or a lesser number if such number represents a majority of the Registrable Securities then outstanding. The Company is obligated within ten days of the receipt thereof to give written notice of such request to all Holders and to use its best efforts to effect as soon as practicable the registration under the Securities Act of all Registrable Securities that the Holders request to be registered within 20 days of such notice by the Company. Unless the Holders of a majority of the Registrable Securities to be registered shall consent in writing, no other party (including the Company) will be permitted to offer securities under such demand registration. Under certain circumstances, Pulsar may also request that the Company file a registration under the Securities Act covering the registration of all of the Registrable Securities Pulsar owns. Pulsar may make no more than two such requests. The Company is not obligated to effect more than one demand registration in any six-month period.

     In the event the managing underwriter advises the Holders that the size of the offering is such that the success of the offering would be materially and adversely affected by inclusion of all Registrable Securities requested to be included, then the number of shares of Registrable Securities to be included in the underwriting will be reduced on a pro rata basis, provided that the Company will first reduce entirely all securities other than Registrable Securities to be included in such underwriting.

     The Stockholders Agreement also provides that, if the Company proposes to register any of its stock or other securities under the Securities Act in connection with the public offering of such securities solely for cash (other than this Offering), the Company shall, at such time, promptly (but in no event less than 30 days before the filing date) give each Holder written notice of such registration, and such notice shall offer the Holders the opportunity to register such number of shares of Registrable Securities as such Holder may request. Subject to certain restrictions, upon the written request of each Holder given within 20 days after delivery of such notice by the Company, the Company shall cause to be registered under the Securities Act all of the Registrable Securities that each such Holder has requested to be registered.

     If the underwriters determine that the total amount of securities requested to be included in any such offering would materially and adversely affect the success of such offering, the Company will be required to include in the offering, in addition to any shares to be registered by the Company, only that number of such Registrable Securities that the underwriters determine in their sole discretion would not affect the success of such offering.

RESTRICTIONS ON TRANSFER

     Under the Stockholders Agreement, if MSLEF II, MSCI, MSCP 892 and MSCP III (collectively, the "MS Merchant Banking Funds") propose to transfer (other than in a sale to the public) shares which, taken together with any prior transfers by the MS Merchant Banking Funds, represent more than 10% of the shares owned by them on the date of the Stockholders Agreement, the Holders have a right to require the transferee to purchase their shares on a pro rata basis. The Holders who own at least 67% of the voting Common Stock (the "Compelling Holders") also have the right to require all Holders to sell their shares to any third party that buys all of the shares owned by the Compelling Holders.

     The Stockholders Agreement further provides for certain restrictions on the amount of Common Stock which may be transferred by the parties to the Stockholders Agreement for a period of one year following any public offering of the Company's Common Stock (including this Offering), based on, with certain exceptions, the percentage of shares of Common Stock sold in any such offering by certain institutional investors party to the Stockholders Agreement. These restrictions on transfer, and the right of the Compelling Holders described above, will terminate, subject to certain extensions, approximately one year following the consummation of the Offering. The Stockholders Agreement also provides for certain restrictions on the transfer of shares of Common Stock by holders thereof subject to Regulation Y of the Board of Governors of the Federal Reserve System.

RESTRICTIONS ON AMENDMENT OF CERTIFICATE OF INCORPORATION

     The Company will not amend the Company's Amended and Restated Certificate of Incorporation or By-laws to eliminate the right of stockholders of the Company to take action upon written consent of the holders of a majority of the outstanding shares of Class A Common Stock without a meeting, without prior notice and without a vote as provided in the Company's By-laws, so long as the MS Merchant Banking Funds hold at least 7.5% of the Company's Common Stock. See "Description of Capital Stock."

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth certain information regarding beneficial ownership of Class A Common Stock and Class B, C and D Common Stock as of May 1, 1996 (i) by each person known by the Company to own beneficially more than 5% of the outstanding Class A Common Stock, (ii) by each director of the Company,
(iii) by each of the most highly compensated executive officers of the Company, and (iv) by all executive officers and directors of the Company as a group. Except as otherwise indicated, each named person has voting and investment power over the listed shares, and such voting and investment power is exercised solely by the named person or shared with a spouse.



                                                                                                        TOTAL
                                                                                   CLASS B, C AND D     COMMON
                                                CLASS A COMMON STOCK(1)             COMMON STOCK(2)     STOCK
                                         --------------------------------------  ---------------------  ------
                                                                TO BE OWNED         OWNED PRIOR TO      AFTER
                                           OWNED PRIOR TO        AFTER THE             AND AFTER         THE
                                            THE OFFERING          OFFERING           THE OFFERING      OFFERING
                                         ------------------  ------------------  --------------------- --------
                                          NUMBER       %      NUMBER       %      NUMBER          %       %
                                         ---------   ------  ---------   ------  ---------      ------  ------
The Morgan Stanley Leveraged
    Equity Fund II, L.P.(3)
  1221 Avenue of the Americas
  New York, NY 10020...................  5,829,919    25.0%  5,829,919    19.9%  4,598,137(4)    44.1%  26.3%
Morgan Stanley Capital
    Partners III, L.P.(3)
  1221 Avenue of the Americas
  New York, NY 10020...................  3,488,846    15.0%  3,488,846    11.9%  2,751,701(5)    26.4%  15.7%
Morgan Stanley Venture
    Capital Fund, L.P.(6)
  1221 Avenue of the Americas
  New York, NY 10020...................  1,481,511     6.4%  1,481,511     5.1%  1,168,489(7)    11.2%   6.7%
Other Morgan Stanley-sponsored
    limited partnerships(8)............    579,598     2.5%    579,598     2.0%    457,142(9)     4.4%   2.6%
Mellon Bank, N.A., as Trustee for
  First Plaza Group Trust(10)
  One Mellon Plaza
  Pittsburgh, PA 15258.................  3,214,286    13.8%  3,214,286    11.0%         --          --   8.1%
Accel Telecom L.P.(11)
  One Embarcadero Center, Ste. 3820
  San Francisco, CA 94111..............  1,542,300     6.6%  1,542,300     5.3%         --          --   3.9%
Accel III L.P.(11)
  One Embarcadero Center, Ste. 3820
  San Francisco, CA 94111..............  1,416,200     6.1%  1,416,200     4.8%         --          --   3.6%
Accel Investors '89 L.P.(11)
  One Embarcadero Center, Ste. 3820
  San Francisco, CA 94111..............     91,500     *        91,500     *            --          --    *
Pulsar
  Av. Roble, No. 300. Mezzanine
  Edifino Torra Alta
  Garza Garcia, N.L.
  Mexico C.P. 66265....................  2,142,857     9.2%  2,142,857     7.3%         --          --   5.4%

                                                                                                        TOTAL
                                                                                   CLASS B, C AND D     COMMON
                                                CLASS A COMMON STOCK(1)             COMMON STOCK(2)     STOCK
                                         --------------------------------------  ---------------------  ------
                                                                TO BE OWNED         OWNED PRIOR TO      AFTER
                                           OWNED PRIOR TO        AFTER THE             AND AFTER         THE
                                            THE OFFERING          OFFERING           THE OFFERING      OFFERING
                                         ------------------  ------------------  --------------------- --------
                                          NUMBER       %      NUMBER       %      NUMBER          %       %
                                         ---------   ------  ---------   ------  ---------      ------  ------
Directors and Named
  Executive Officers:
    John D. Beletic(12)................    470,004     2.0%    470,004     1.6%         --          --   1.2%
    Roger D. Linquist(13)..............  1,525,000     6.6%  1,525,000     5.2%         --          --   3.8%
    Kenneth L. Hilton(14)..............     59,667     *        59,667     *            --          --    *
    Homer L. Huddleston(15)............     26,332     *        26,332     *            --          --    *
    Sandra D. Neal(16).................     68,400     *        68,400     *            --          --    *
    Carol W. Dickson(17)...............     15,000     *        15,000     *            --          --    *
    Frank V. Sica(3)(6)................         --     *            --     *            --          --    *
    Guy L. de Chazal(6)................         --     *            --     *            --          --    *
    Arthur Patterson(18)...............  3,050,000    13.1%  3,050,000    10.4%         --          --   7.7%
    Andrew C. Cooper(6)................         --     *            --     *            --          --    *
    Alejandro Perez Elizondo...........         --     *            --     *            --          --    *
    Leigh J. Abramson(3)...............         --     *            --     *            --          --    *
    Pamela D.A. Reeve..................         --     *            --     *            --          --    *
All directors and executive officers
    as a group(19).....................  5,705,878    24.2%  5,705,878    19.3%         --          --  14.3%


- ---------------

 *  Denotes less than 1%.

 (1) Each share of Class B and C Common Stock is convertible by certain institutional investors subject to certain voting control and regulatory restrictions at the option of the holder into one share of Class A Common Stock. Each share of Class D Common Stock is convertible, at the option of the holder, at any time following the completion of this Offering, into one share of Class A Common Stock. The number of shares of Class A Common Stock and percentages under this heading do not account for such conversion rights. See "Description of Capital Stock."

 (2) Holders of Class B, C and D Common Stock have no voting power except under certain limited exceptions. See "Description of Capital Stock."

 (3) Each of these entities is an investment partnership for which Frank V. Sica, a director of the Company, is a director of the entity controlling such partnership. Each of these entities is also an investment partnership for which Leigh J. Abramson, a director of the Company, is an officer of the entity controlling such partnership. The general partner of MSLEF II and the managing general partners of the respective general partners of MSCP III and each of the investment partnerships referred to in footnote
     (8) below are each wholly owned subsidiaries of MS Group.

 (4) Represents 4,598,137 shares of Class B Common Stock owned by MSLEF II.

 (5) Represents 2,751,701 shares of Class B Common Stock owned by MSCP III.

 (6) This entity is an investment partnership for which Frank V. Sica and Guy L. de Chazal, directors of the Company, are directors of the entity controlling such partnership and, in the case of Mr. de Chazal, a general partner of the general partner of such partnership and for which Andrew C. Cooper, a director of the Company, is an officer of the entity controlling such partnership.

 (7) Represents 1,168,489 shares of Class B Common Stock owned by MSVCF.

 (8) Includes 256,307 shares owned by MSVCF II, 118,688 shares owned by MSCI, 73,676 shares owned by MSVI, 69,345 shares owned by MSVC II and 61,582 shares owned by MSCP 892. Each of MSCI and MSCP 892 is an investment partnership for which the relationships described in footnote (3) above are applicable. Each of MSVCF II, MSVI and MSVC II is an investment partnership for which the relationships described in footnote (6) above are applicable.

 (9) Includes 202,153 shares of Class B Common Stock owned by MSVCF II, 93,612 shares of Class B Common Stock owned by MSCI, 58,110 shares of Class B Common Stock owned by MSVI,

     54,695 shares of Class B Common Stock owned by MSVC II and 48,572 shares of Class B Common Stock owned by MSCP 892.

(10) Mellon Bank, N.A., acts as the trustee ("Mellon") for First Plaza Group Trust ("First Plaza"), a trust under and for the benefit of certain employee benefit plans of General Motors Corporation ("GM") and its subsidiaries. These shares may be deemed to be owned beneficially by General Motors Investment Management Corporation ("GMIMCo"), a wholly owned subsidiary of GM. GMIMCo's principal business is providing investment advice and investment management services with respect to the assets of certain employee benefit plans of GM and its subsidiaries and with respect to the assets of certain direct and indirect subsidiaries of GM and associated entities. GMIMCo's business address is 767 Fifth Avenue, New York, New York. GMIMCo is serving as First Plaza's investment manager with respect to these shares and in that capacity it has the sole power to direct the trustee as to the voting and disposition of these shares. Because of Mellon's limited role, beneficial ownership of the shares by Mellon is disclaimed.


(11) Each of these entities is an investment partnership for which Arthur Patterson, a director of the Company, is a general partner or a general partner of the general partner of such entity.



(12) Includes 328,000 shares of common stock issued pursuant to the Stock Option Plan and Stock Issuance Plan. Includes 133,335 stock options which are exercisable within the 60-day period commencing May 1, 1996 pursuant to the Stock Option Plan.


(13) Includes 125,000 shares of common stock issued pursuant to the Stock Option Plan and Stock Issuance Plan.


(14) Includes 27,382 stock options which are exercisable within the 60-day period commencing May 1, 1996 pursuant to the Stock Option Plan.



(15) Includes 26,332 stock options which are exercisable within the 60-day period commencing May 1, 1996 pursuant to the Stock Option Plan.



(16) Includes 45,332 stock options which are exercisable within the 60-day period commencing May 1, 1996 pursuant to the Stock Option Plan.



(17) Includes 15,000 stock options which are exercisable within the 60-day period commencing May 1, 1996 pursuant to the Stock Option Plan. Ms. Dickson resigned from the Company effective February 29, 1996. Pursuant to the terms of the Stock Option Plan, Ms. Dickson's options may be exercised on or before May 29, 1996.



(18) Includes shares of common stock held by the entities described in note 11 in which Arthur Patterson, a director of the Company, may be deemed to have beneficial ownership. Mr. Patterson disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.



(19) Includes 561,385 stock options which are exercisable within the 60-day period commencing May 1, 1996.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The following summary of the Company's capital stock does not purport to be complete and is subject to and qualified in its entirety by the Company's Amended and Restated Certificate of Incorporation, as amended (the "Certificate"), and the laws of the State of Delaware.


     The Certificate authorizes the issuance of 70,000,000 shares of Capital Stock, consisting of 45,000,000 shares of Class A Common Stock, 12,000,000 shares of Class B Common Stock, 2,000,000 shares of Class C Common Stock, 1,000,000 shares of Class D Common Stock and 10,000,000 shares of preferred stock. As of March 31, 1996, 23,278,915 of the authorized shares of Class A Common Stock were outstanding, 8,975,469 of the authorized shares of Class B Common Stock were outstanding, 731,846 of the authorized shares of Class C Common Stock were outstanding, 725,445 of the authorized shares of Class D Common Stock were outstanding and none of the authorized shares of Preferred Stock were outstanding. As of March 31, 1996, there were 97 holders of Class A Common Stock, eight holders of Class B Common Stock, one holder of Class C Common Stock and one holder of Class D Common Stock. As of March 31, 1996, 2,793,274 shares of Class A Common Stock were reserved for issuance upon exercise of outstanding stock options, 627,900 shares of such stock were reserved for issuance upon exercise of the warrants issued by the Company in 1993 in connection with the placement of the 12 1/4% Notes (the "1993 Warrants"), 714,286 shares of such stock were reserved for issuance upon conversion of securities by unaffiliated third-party Canadian stockholders of Canada Holding and 206,748 shares of such stock were reserved for issuance on exercise of the warrants issued to Mitsui Co., Ltd. in 1995 (the "Mitsui Warrants"). See "Management -- Stock Option Plan," "Management -- Stock Issuance Plan" and " -- Warrants."


COMMON STOCK

     Class A Common Stock. Holders of Class A Common Stock are entitled to one vote for each share of Class A Common Stock held on each matter submitted to a vote of stockholders, including the election of directors. Holders of Class A Common Stock are not entitled to cumulative voting. Shares of Class A Common Stock have no preemptive or other subscription rights and are convertible (except as provided in the Stockholders Agreement) (i) by the Morgan Stanley Shareholders into an equal number of shares of Class B Common Stock and (ii) by J.P. Morgan Capital Corporation and BT Investment Partners, Inc. (together, the "Regulated Shareholders") into an equal number of shares of Class C Common Stock.

     Class B Common Stock. Holders of the Class B Common Stock have no right to vote on matters submitted to a vote of stockholders, except (i) as otherwise required by law and (ii) that the holders of Class B Common Stock shall have the right to vote as a class on any amendment, repeal or modification to the Certificate that adversely affects the powers, preferences or special rights of the holders of such class. Shares of Class B Common Stock have no preemptive or other subscription rights and are convertible into an equal number of shares of Class A Common Stock (x) at the option of the holder thereof to the extent the Morgan Stanley Shareholders do not, in the aggregate, own more than 49% of the outstanding shares of Class A Common Stock and (y) automatically upon the transfer by any Morgan Stanley Shareholder of such shares to a person that is not a Morgan Stanley Shareholder or an affiliate of a Morgan Stanley Shareholder.

     Class C Common Stock. Holders of the Class C Common Stock have no right to vote on matters submitted to a vote of stockholders, except (i) as otherwise required by law and (ii) that the holders of Class C Common Stock shall have the right to vote as a class on any amendment, repeal or modification to the Certificate that adversely affects the powers, preferences or special rights of the holders of such class. Shares of Class C Common Stock have no preemptive or other subscription rights and are convertible, at the option of the holder thereof, into an equal number of shares of Class A Common Stock but only to the extent such holder and its affiliates would not, as a result of such conversion, own, control or have the power to vote a greater number of shares of Class A Common Stock than such holder and its affiliates are permitted to own, control or have the power to vote under Regulation Y of the Board of Governors of the Federal Reserve System (12 C.F.R. part 225) ("Regulation Y").

     Class D Common Stock. Holders of the Class D Common Stock have no right to vote on matters submitted to a vote of stockholders, except (i) as otherwise required by law and (ii) that the holders of Class D Common Stock shall have the right to vote on any merger, consolidation or disposition of assets that requires stockholder approval under Delaware law, in which case holders of Class D Common Stock shall vote (at a rate of one vote per share of Class D Common Stock held) with holders of Common Stock as a single class on such matter unless otherwise required by law. Shares of Class D Common Stock have no preemptive or other subscription rights and are convertible, at the option of the holder thereof, into an equal number of shares of Class A Common Stock at any time after the consummation of the Offering.

     Conversion of the Class B Common Stock, the Class C Common Stock and the Class D Common Stock into shares of Class A Common Stock would result in a decrease in the voting power of the holders of the previously outstanding Class A Common Stock and the holders of the Class A Common Stock offered hereby.

     Dividends. All holders of Common Stock are entitled to receive such dividends or other distributions, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available therefor, subject to the prior rights of any preferred stock then outstanding, and to share equally, share for share, in such dividends or other distributions as if all shares of Common Stock were of a single class. Dividends or other distributions declared or paid in shares of Common Stock, or options, warrants or rights to acquire such stock or securities convertible into or exchangeable for shares of such stock, are payable to all of the holders of Common Stock ratably according to the number of shares held by them, in shares of Class A Common Stock to holders of that class of stock, Class B Common Stock to holders of that class of stock, Class C Common Stock to holders of that class of stock, and Class D Common Stock to holders of that class of stock.

     Liquidation. Subject to the prior rights of holders of all classes of stock outstanding having prior rights with respect to the assets of the Company, upon the liquidation or dissolution of the Company, the holders of Common Stock are entitled to share ratably according to the number of shares held by them in all assets remaining available for distribution to stockholders.

     Full Payment and Nonassessability. All outstanding shares of Common Stock are, and the shares to be issued by the Company pursuant to the Offering will be, fully paid and nonassessable.

PREFERRED STOCK


     The Board of Directors, without further stockholder authorization, is authorized to issue additional shares of preferred stock in one or more class or series and to fix the rights, preferences and privileges of each additional class or series, including dividend rights and preferences over dividends on the Common Stock, conversion rights, voting rights (in addition to those provided by law), redemption rights and the terms of any sinking fund therefor, and rights upon liquidation, including preferences over the Common Stock. The issuance of any such preferred stock may have the effect of delaying or preventing transactions involving a change of control of the Company, including transactions in which stockholders might otherwise receive a substantial premium for their shares over then current market prices, and may limit the ability of the stockholders to approve transactions that they deem to be in their best interests.


CERTAIN REDEMPTION RIGHTS

     Under the Certificate, the Company has the right to redeem outstanding shares of its capital stock if the Board of Directors determines that such redemption is necessary to prevent the loss or secure the reinstatement of any governmental license or franchise held by the Company at a price equal to the current market value of such shares (as determined in accordance with the Certificate). For example, if at any time the percentage of the Company's outstanding capital stock owned by persons or entities that are not U.S. persons under the FCC rules ("Non-U.S. Persons") were to exceed 25%, the Company could redeem shares of the Company's capital stock held by Non-U.S. Persons. If the Company were to redeem shares of its stock in order to comply with regulatory restrictions, the shares to be redeemed would be selected in a manner determined by the Board of Directors, which may include selection first of the most recently purchased shares, selection by lot or selection in any other manner determined by the Board of Directors. Based on currently available information, the Company estimates that its percentage of foreign ownership is approximately 22%.


WARRANTS

     In 1993, the Company issued the 1993 Warrants to purchase Common Stock at an exercise price of $3.26 per share as part of the placement of the 12 1/4% Notes. The 1993 Warrants may be exercised in whole or in part at any time until December 31, 2003. The 1993 Warrants are currently exercisable for 627,900 shares of Class A Common Stock. In 1995, the Company issued to Mitsui Co., Ltd. the Mitsui Warrants to purchase Common Stock at an exercise price of $10.00 per share. The Mitsui Warrants may be exercised in whole or in part starting on March 20, 1997 and until March 20, 2005. The Mitsui Warrants will be exercisable for 206,748 shares of Class A Common Stock. The number of shares covered by the 1993 Warrants and the Mitsui Warrants may be adjusted on the occurrence of certain events, specifically including, in the case of the 1993 Warrants, the issuance of securities of the Company at less than fair market value (as defined therein), or certain dividends, distributions or recapitalizations with respect to the Class A Common Stock. See "Shares Eligible for Future Sale."

LIMITATION ON DIRECTORS' LIABILITY

     The Certificate provides that the Company's directors are not liable to the Company or its stockholders for monetary damages for breach of their fiduciary duties to the fullest extent permitted by Delaware law. Under existing Delaware law, directors would not be liable except under certain circumstances, including breach of the director's duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law or any transaction from which the director derived improper personal benefit. The inclusion of this provision in the Certificate may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or the Company from bringing a lawsuit against directors of the Company for breach of their duty of care. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission.

DELAWARE TAKEOVER STATUTE

     Section 203 of the Delaware Corporation Law, as amended ("Section 203"), provides that, subject to certain exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation with the corporation for a three-year period following the date that such stockholder becomes an "interested stockholder" unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder", (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder", the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares) or
(iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." Except as otherwise specified in Section 203, an "interested stockholder" is defined to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person.

     These provisions could have the effect of delaying, deferring or preventing a change of control of the Company. The Company's stockholders, by adopting an amendment to its Certificate or bylaws, may elect not to be governed by Section 203, effective twelve months after adoption. Neither the Certificate nor the By-laws presently exclude the Company from the restrictions imposed by Section 203.

REGISTRAR AND TRANSFER AGENT

     Keycorp Shareholder Services, Inc., is the Registrar and Transfer Agent for the Company's Class A Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, the Company will have outstanding 39,711,675 shares of Common Stock (40,611,675 shares if the Underwriters' over-allotment option is exercised in full). The Company will have outstanding 29,278,915 (30,178,915 if the Underwriters' over-allotment option is exercised in full) shares of Class A Common Stock, 8,975,469 shares of Class B Common Stock, 731,846 shares of Class C Common Stock, and 725,445 shares of Class D Common Stock. Shares of Class B, C and D Common Stock are convertible, subject to certain ownership and regulatory restrictions, at the option of the holder into an equal number of shares of Class A Common Stock. Shares of Class A Common Stock held by the Morgan Stanley Shareholders are convertible into an equal number of shares of Class B Common Stock and shares of Class A Common Stock held by the Regulated Shareholders are convertible into an equal number of shares of Class C Common Stock. The Company has outstanding 2,793,274 options to purchase shares of Class A Common Stock pursuant to the Stock Option Plan. In 1995, 36,664 shares of Class A Common Stock were issued upon the exercise of options granted pursuant to the Stock Option Plan. Upon issuance, approximately 32,387 of such shares would be registered pursuant to a Form S-8 registration statement. However, the shares registered under the Form S-8 are subject to certain transfer restrictions contained in the stock purchase agreement executed by each optionee upon exercise of each option. In addition, 834,648 shares of Common Stock are issuable upon the exercise of outstanding warrants. See "Description of Capital Stock." Only the 6,000,000 shares sold in the Offering will be freely transferable in the United States without restriction under the Securities Act unless such shares of Common Stock are held by an "affiliate" of the Company (as that term is defined under the rules and regulations of the Securities Act). Any such affiliate will be subject to the resale limitations of Rule 144 adopted under the Securities Act in the event such affiliate desires to publicly dispose of such shares. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption therefrom, such as the exemptions provided by Rule 144 and Rule 144A.



     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned "restricted securities" for at least two years will be entitled to sell within any three-month period a number of shares that does not exceed the greater of
(i) 1% of the then outstanding shares of Common Stock (approximately 397,117 shares immediately after the Offering) and (ii) the average weekly trading volume in the Common Stock on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales pursuant to Rule 144 are also subject to certain other requirements regarding the manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the three months immediately preceding the sale is entitled to sell restricted securities pursuant to Rule 144(k) without regard to the limitations described above, provided that three years have expired since the later of the date on which such restricted securities were acquired from the Company or the date they were acquired from an affiliate of the Company. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such issuer. The Commission has proposed reducing the periods of beneficial ownership of "restricted securities" required by Rule 144. Under the proposal, persons who have beneficially owned restricted securities for at least one year instead of two years as currently required, would be able to resell such securities by complying with the volume limitations described above. In the case of a person who is not deemed to be an affiliate of the Company during the preceding three months, the proposal would permit sales without regard to the limitations described above as long as such person had held the securities for at least two years, instead of three years as currently required. There can be no assurance that the proposed revisions to Rule 144 will be adopted by the Commission.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the underwriters named below (the "Underwriters") have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite their respective names below:


                                    NAME                                   NUMBER OF SHARES
    ---------------------------------------------------------------------  ----------------
    Morgan Stanley & Co. Incorporated....................................
    Goldman, Sachs & Co..................................................
    J.P. Morgan Securities Inc...........................................
    Lehman Brothers Inc..................................................





                                                                              ----------
              Total......................................................      6,000,000
                                                                              ==========


     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the Underwriters' over-allotment option described below) if any such shares are taken.

     The Underwriters propose to offer part of the Common Stock directly to the public at the Price to Public set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of
$          per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to other Underwriters or to certain other dealers. After the initial offering of the Common Stock, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.


     Each Underwriter has represented and agreed that (i) it has not offered or sold and during the period of six months from the date hereof will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and will not result in an offer in the United Kingdom within the meaning of Public Offers of Securities Regulations 1995 (the "Regulation"); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act of 1986 and the Regulation with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the offer of the shares if that person is of a kind described in Article 11(3) of the Financial Services Act of 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.



     Pursuant to the Underwriting Agreement, the Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 900,000 additional shares of Common Stock at the Price to Public set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such

Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the Underwriters hereby.

     The Company, all of the Company's executive officers and directors, and certain other shareholders of the Company who own in the aggregate approximately shares of Common Stock, have agreed that, without the prior written consent of MS & Co. they will not (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (whether such shares or any such securities are then owned by such person or are thereafter acquired directly from the Company), or (b) enter into any swap or similar agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (a) or (b) of this paragraph is settled by delivery of such Common Stock or such other securities, in cash or otherwise, for a period of 180 days after the date of this Prospectus, other than (i) the sale to the Underwriters of the shares of Common Stock under the Underwriting Agreement, (ii) the issuance by the Company of shares of Common Stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this Prospectus, or
(iii) any options granted or shares of Common Stock issued pursuant to existing benefit plans of the Company.


     Prior to the Offering, the Morgan Stanley Shareholders, affiliates of MS & Co., beneficially own in the aggregate 60.4% of the shares of Common Stock outstanding. Immediately after the consummation of the Offering, the Morgan Stanley Shareholders will own approximately 51.3% (50.1% if the Underwriters' over-allotment option is exercised in full) of the shares of Common Stock outstanding. In addition, J.P. Morgan Capital Corporation Co., an affiliate of one of the Underwriters, owns 100% of the Class C Common Stock of the Company. Four of the Company's eight directors are employees of MS & Co., Inc. MS & Co. acted as the placement agent for the offering of the 12 1/4% Notes and 15% Notes and received compensation for acting in such capacity. See "Certain Transactions."


     By virtue of such relationships described above, the provisions of Schedule E ("Schedule E") to the Bylaws of the NASD apply to the Offering. Accordingly, the public offering price can be no higher than that recommended by a "qualified independent underwriter." In accordance with the requirements of Schedule E, Lehman Brothers Inc. is assuming the responsibilities of acting as qualified independent underwriter, and the initial public offering price of the shares of Class A Common Stock offered hereby will not be higher than the initial public offering price recommended by Lehman Brothers Inc. Lehman Brothers Inc. also has participated in the preparation of the Registration Statement of which this Prospectus is a part and has performed due diligence with respect thereto.

     Pursuant to the requirements of Schedule E, the Underwriters will not confirm sales of shares of Common Stock offered hereby to any accounts over which they exercise discretionary authority without the prior written approval of the transaction by the customer.

     At the request of the Company, the Underwriters have reserved 100,000 shares of the Class A Common Stock for sale at the initial public offering price to employees of the Company. The number of shares available for sale to the public will be reduced to the extent such individuals purchase such reserved shares. Reserved shares purchased by such individuals will, except as restricted by applicable securities laws, be available for resale following the Offering.

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock has been determined by negotiations between the Company and the Underwriters in accordance with the recommendations of Lehman Brothers Inc., the "qualified independent underwriter," as required by Schedule E. Among the factors to be considered in determining the initial public offering price will be the sales, earnings and certain other financial and operating information of the Company in recent periods, the future prospects of the Company and its industry in general, and certain ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company and such other factors as may be deemed relevant. The initial public offering price does not necessarily bear any relationship to the Company's assets, book value, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Common Stock.

                                 LEGAL MATTERS

     Certain matters with respect to the legality of the issuance of the securities offered hereby are being passed upon for the Company by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017. Davis Polk & Wardwell has performed, and will continue to perform, legal services for MSVCF, MSLEF II and MSCP III, companies controlled by MSLEF II, MSCP III and MS & Co. and acted as counsel to MSLEF II and MSCP III in connection with its investments in the Company. Certain legal matters in connection with the securities offered hereby will be passed upon for the Underwriters by Shearman & Sterling, 599 Lexington Avenue, New York, New York 10022. Shearman & Sterling has performed, and will continue to perform, legal services for MSLEF II, MSCP III, companies controlled by MSLEF II, MSCP III and MS & Co.

                                    EXPERTS

     The Consolidated Financial Statements of the Company at December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act with respect to the Class A Common Stock being offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, to which reference is made hereby. Statements made in this Prospectus concerning the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed with the Commission as an exhibit to the Registration Statement, reference is hereby made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company files reports and other information with the Commission under the Exchange Act. Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549, at prescribed rates.

                            PAGEMART WIRELESS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        ----
Report of Independent Public Accountants..............................................  F-2

Consolidated Balance Sheets as of December 31, 1994 and 1995 and March 31, 1996.......  F-3

Consolidated Statements of Operations for the Years Ended December 31, 1993, 1994 and
  1995 and for the three months ended March 31, 1995 and March 31, 1996...............  F-4

Consolidated Statements of Stockholders' Equity (Deficit) for the Years Ended December
  31, 1993, 1994 and 1995 and for the three months ended March 31, 1996...............  F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and
  1995 and for the three months ended March 31, 1995 and March 31, 1996...............  F-6

Notes to Consolidated Financial Statements............................................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF PAGEMART WIRELESS, INC.:

     We have audited the accompanying consolidated balance sheets of PageMart Wireless, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PageMart Wireless, Inc. and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Dallas, Texas,

February 12, 1996

                    PAGEMART WIRELESS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


                                                                                    DECEMBER 31,
                                                                               -----------------------      MARCH 31,
                                                                                 1994          1995           1996
                                                                               ---------     ---------     -----------
                                                                                                           (UNAUDITED)
                                                       ASSETS
CURRENT ASSETS:
  Cash and cash equivalents..................................................  $  14,507     $  26,973      $  14,201
  Accounts receivable (net of allowance for doubtful accounts of $1,388 and
    $4,534 in 1994 and 1995, respectively)...................................     15,584        21,503         22,685
  Inventories................................................................     12,809        11,179         12,775
  Prepaid expenses and other current assets..................................      1,497         2,880          3,504
                                                                               ---------     ---------      ---------
  Total current assets.......................................................     44,397        62,535         53,165
RESTRICTED INVESTMENTS.......................................................        500           500            500
PROPERTY AND EQUIPMENT (net of accumulated depreciation of $16,491 and
  $29,163 in 1994 and 1995, respectively.....................................     31,697        52,827         60,674
NARROWBAND LICENSES..........................................................     58,885       133,065        133,065
DEFERRED DEBT ISSUANCE COSTS (net of accumulated amortization of $959 and
  $2,011 in 1994 and 1995, respectively).....................................      3,041         8,436          8,141
OTHER ASSETS.................................................................      3,539         6,466          7,303
                                                                               ---------     ---------      ---------
        Total assets.........................................................  $ 142,059     $ 263,829      $ 262,848
                                                                               =========     =========      =========

                                    LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable...........................................................  $  16,451     $  23,094      $  26,497
  Deferred revenue...........................................................     13,962        21,409         22,949
  Current maturities of long-term debt.......................................      3,513         5,479          5,660
  Other current liabilities..................................................      4,040         6,526          6,182
                                                                               ---------     ---------      ---------
        Total current liabilities............................................     37,966        56,508         61,288
LONG-TERM DEBT...............................................................     92,632       219,364        225,210
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY (DEFICIT):
  Preferred stock, $.0001 par value per share; 10,000,000 shares authorized and none issued and outstanding at December 31, 1994, December 31, 1995
    and March 31, 1996.......................................................         --            --             --
  Common stock, $.0001 par value per share, 92,000,000 shares authorized and
    29,529,525 shares issued at December 31, 1994; no shares authorized and
    none issued at December 31, 1995 and March 31, 1996......................          3            --             --
  Common stock, $.0001 par value per share, 60,000,000 shares authorized:
    Class A Convertible Common Stock, 23,277,293 shares issued at December
      31, 1995 and 23,278,915 shares issued at March 31, 1996................         --             2              2
    Class B Convertible Non-Voting Common Stock, 8,975,469 shares issued at
      December 31, 1995 and March 31, 1996...................................         --             1              1
    Class C Convertible Non-Voting Common Stock, 731,846 shares issued at
      December 31, 1995 and March 31, 1996...................................         --            --             --
    Class D Convertible Non-Voting Common Stock, 725,445 shares issued at
      December 31, 1995 and March 31, 1996...................................         --            --             --
  Additional paid-in capital.................................................    124,694       154,601        154,612
  Accumulated deficit........................................................   (112,977)     (166,090)      (177,708)
  Stock subscriptions receivable.............................................       (243)         (557)          (557)
  Treasury stock, 200,000 shares of common stock at December 31, 1994, and
    none at December 31, 1995 and March 31, 1996, at cost....................        (16)           --             --
                                                                               ---------     ---------      ---------
        Total stockholders' equity (deficit).................................     11,461       (12,043)       (23,650)
                                                                               ---------     ---------      ---------
        Total liabilities and stockholders' equity (deficit).................  $ 142,059     $ 263,829      $ 262,848
                                                                               =========     =========      =========


  The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

                    PAGEMART WIRELESS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                 THREE MONTHS
                                                                                     ENDED
                                           YEARS ENDED DECEMBER 31,                MARCH 31,
                                      ----------------------------------     ---------------------
                                        1993         1994         1995         1995         1996
                                      --------     --------     --------     --------     --------
                                                                                  (UNAUDITED)
REVENUES:
  Recurring revenue.................  $ 24,184     $ 56,648     $101,503     $ 20,464     $ 33,743
  Equipment sales and activation
     fees...........................    26,483       53,185       57,688       12,239       14,802
                                      --------     --------     --------     --------     --------
          Total revenues............    50,667      109,833      159,191       32,703       48,545
COST OF EQUIPMENT SOLD..............    28,230       57,835       63,982       13,378       17,082
OPERATING EXPENSES:
  Technical.........................     9,470       16,155       25,679        5,459        8,090
  Selling...........................    17,319       31,252       36,094        8,565        9,447
  General and administrative........    15,578       29,810       43,512        9,698       12,919
  Depreciation and amortization.....     5,081        8,105       13,272        2,802        4,248
                                      --------     --------     --------     --------     --------
  Total operating expenses..........    47,448       85,322      118,557       26,524       34,704
                                      --------     --------     --------     --------     --------
  Operating loss....................   (25,011)     (33,324)     (23,348)      (7,199)      (3,241)
OTHER (INCOME) EXPENSE:
  Interest expense..................     6,538       12,933       30,720        6,660        8,401
  Interest income...................      (428)        (858)      (1,997)        (498)        (219)
  Other.............................        --          414        1,042          337          195
                                      --------     --------     --------     --------     --------
  Total other (income) expense......     6,110       12,489       29,765        6,499        8,377
                                      --------     --------     --------     --------     --------
NET LOSS............................  $(31,121)    $(45,813)    $(53,113)    $(13,698)    $(11,618)
                                      ========     ========     ========     ========     ========
NET LOSS PER SHARE
  (Primary and Fully Diluted).......  $  (1.51)    $  (1.72)    $  (1.53)    $  (0.40)    $  (0.33)
WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING (Primary and Fully
  Diluted)..........................    20,627       26,574       34,653       34,532       34,688


  The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

                    PAGEMART WIRELESS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


                          CONVERTIBLE
                        PREFERRED STOCK         COMMON STOCK
                      --------------------   -------------------   ADDITIONAL                     STOCK
                       NUMBER OF             NUMBER OF              PAID-IN     ACCUMULATED   SUBSCRIPTIONS   TREASURY
                        SHARES      AMOUNT     SHARES     AMOUNT    CAPITAL       DEFICIT      RECEIVABLE      STOCK      TOTAL
                      -----------   ------   ----------   ------   ----------   -----------   -------------   --------   --------
BALANCE, December
  31, 1992..........   10,033,332    $  1    2,500,000     $ --     $ 27,017     $ (36,043)       $  --         $(16)    $ (9,041)
  Issuance of
    5,277,611 shares
    of Series C
    Preferred Stock
    at $3.26 per
    share...........    5,277,611       1           --       --       17,034            --         (125)          --       16,910
  Issuance of
    627,900 common
    stock warrants
    at $5.50 per
    warrant.........           --      --           --       --        3,453            --           --           --        3,453
  171,074 shares of
    common stock
    issued under the
    stock
    option/stock
    issuance plan...           --      --      171,074       --           19            --           (4)          --           15
  Net loss..........           --      --           --       --           --       (31,121)          --           --      (31,121)
                      -----------    ----    ----------    ----     --------     ---------        -----         ----     --------
BALANCE, December
  31, 1993..........   15,310,943       2    2,671,074       --       47,523       (67,164)        (129)         (16)     (19,784)
  11,242,857 shares
    of common stock
    issued in the
    1994 Stock
    Offerings.......           --      --    11,242,857       1       76,902            --           --           --       76,903
  Conversion of
    convertible
    preferred stock
    to common
    stock...........  (15,310,943)     (2)   15,310,943       2           --            --           --           --           --
  304,651 shares of
    common stock
    issued under the
    Stock
    option/Stock
    issuance plan...           --      --      304,651       --          269            --         (216)          --           53
  Repayment of stock
    subscriptions
    receivable......           --      --           --       --           --            --          102           --          102
  Net loss..........           --      --           --       --           --       (45,813)          --           --      (45,813)
                      -----------    ----    ----------    ----     --------     ---------        -----         ----     --------
BALANCE, December
  31, 1994..........           --      --    29,529,525       3      124,694      (112,977)        (243)         (16)      11,461
  Retirement of
    treasury
    stock...........           --      --     (200,000 )     --          (16)           --           --           16           --
  725,445 shares of
    non-voting
    common stock
    issued in the
    Unit Offering...           --      --      725,445       --        5,078            --           --           --        5,078
  56,654 shares of
    common stock
    issued under the
    Stock
    option/Stock
    issuance plan...           --      --       56,654       --          156            --         (125)          --           31
  3,598,429 shares
    of common stock
    issued in the
    1995 Stock
    Offering........           --      --    3,598,429       --       24,689            --         (189)          --       24,500
  Net loss..........           --      --           --       --           --       (53,113)          --           --      (53,113)
                      -----------    ----    ----------    ----     --------     ---------        -----         ----     --------
BALANCE, December
  31, 1995..........           --      --    33,710,053       3      154,601      (166,090)        (557)          --      (12,043)
  1,622 shares of
    common stock
    issued under the
    Stock
    option/Stock
    issuance plan...           --      --        1,622       --           11            --           --           --           11
  Net loss..........           --      --           --       --           --       (11,618)          --           --      (11,618)
                      -----------    ----    ----------    ----     --------     ---------        -----         ----     --------
BALANCE, March 31,
  1996 (unaudited)..           --    $ --    33,711,675    $  3     $154,612     $(177,708)       $(557)        $ --     $(23,650)
                      ===========    ====    ==========    ====     ========     =========        =====         ====     ========


The accompanying notes to consolidated statements are an integral part of these consolidated financial statements.

                    PAGEMART WIRELESS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)


                                                                                                       THREE MONTHS
                                                                   YEARS ENDED DECEMBER 31,          ENDED MARCH 31,
                                                               --------------------------------    --------------------
                                                                 1993        1994        1995        1995        1996
                                                               --------    --------    --------    --------    --------
                                                                                                       (UNAUDITED)
CASH FLOW FROM OPERATING ACTIVITIES:
  Net loss.................................................... $(31,121)   $(45,813)   $(53,113)   $(13,698)   $(11,618)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization.............................    5,081       8,105      13,272       2,802       4,248
    Provision for bad debt....................................    1,273       6,590       6,135       1,744       1,453
    Accretion of discount on Senior Discount Exchange Notes...    1,885      10,034      26,322       5,782       7,333
    Changes in certain assets and liabilities:
      (Increase) decrease in accounts receivable..............   (6,541)    (14,629)    (12,054)        796      (2,635)
      (Increase) decrease in inventories......................   (5,024)     (4,497)      1,630       2,114      (1,596)
      (Increase) decrease in prepaid expenses and other
         current assets.......................................      (58)     (1,091)     (1,383)        129        (624)
      (Increase) decrease in other assets, net................     (134)        254        (298)        132        (794)
      Increase (decrease) in accounts payable.................    6,860       8,491       6,643      (1,953)      3,403
      Increase in deferred revenue............................    2,602       6,780       7,447       3,079       1,540
      Increase (decrease) in other current liabilities........    1,992         248       2,486         (95)       (344)
                                                               --------    --------    --------    --------    --------
         Net cash provided by (used) in operating
           activities.........................................  (23,185)    (25,528)     (2,913)        832         366
                                                               --------    --------    --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of short-term investments.........................   (8,616)     (2,480)         --          --          --
  Proceeds from sales of short-term investments...............    1,044      11,096          --          --          --
  Purchases of Narrowband Licenses............................       --     (58,885)    (74,079)    (74,079)         --
  Purchases of property and equipment.........................  (10,810)    (16,719)    (33,503)    (10,376)    (11,779)
  Investment in international ventures........................       --      (1,902)     (2,174)         --          (3)
  Purchases of intangible assets..............................     (224)       (195)       (403)       (142)        (53)
                                                               --------    --------    --------    --------    --------
         Net cash used in investing activities................  (18,606)    (69,085)   (110,159)    (84,597)    (11,835)
                                                               --------    --------    --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of preferred stock...................   16,910          --          --          --          --
  Proceeds from issuance of common stock......................       --      76,903      29,578       5,078          --
  Proceeds from issuance of common stock under the stock
    option/stock issuance plan................................       15          53          31           4          11
  Proceeds from issuance of Senior Discount Notes, net........   67,575          --      95,001      95,001          --
  Payment of stock subscriptions receivable...................       --         102          --          --          --
  Proceeds from issuance of common stock warrants.............    3,453          --          --          --          --
  Deferred debt issuance costs incurred for Revolving Credit
    Agreement                                                        --          --      (1,447)         --          (8)
  Borrowings from vendor credit facilities....................   20,111       8,540       6,777       3,924          --
  Payments on vendor credit facilities........................  (46,281)     (2,052)     (4,402)       (845)     (1,306)
                                                               --------    --------    --------    --------    --------
         Net cash provided by (used) in financing
           activities.........................................   61,783      83,546     125,538     103,162      (1,303)
                                                               --------    --------    --------    --------    --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..........   19,992     (11,067)     12,466      19,397     (12,772)
CASH AND CASH EQUIVALENTS, beginning of period................    5,582      25,574      14,507      14,507      26,973
                                                               --------    --------    --------    --------    --------
CASH AND CASH EQUIVALENTS, end of period...................... $ 25,574    $ 14,507    $ 26,973    $ 33,904    $ 14,201
                                                               ========    ========    ========    ========    ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
  Interest.................................................... $  3,886    $    998    $  2,146    $    405    $    556
  Income taxes................................................ $     --    $     --    $     --    $     --    $     --
NONCASH TRANSACTIONS:
  Series C Preferred Stock issued in exchange for stock
    subscriptions receivable.................................. $    125    $     --    $     --    $     --    $     --
  Common stock issued in exchange for stock subscriptions
    receivable................................................ $      4    $    216    $    314    $     --    $     --
  In August 1994, 15,310,943 shares of preferred stock were
    converted into 15,310,943 shares of common stock.......... $     --    $     --    $     --    $     --    $     --


          The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

                    PAGEMART WIRELESS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. GENERAL

     PageMart, Inc. ("PageMart") was incorporated as a Delaware corporation on May 8, 1989, to provide wireless messaging products and services. In January 1995, PageMart effected a corporate reorganization pursuant to which PageMart Nationwide, Inc., a Delaware corporation, became the holding company parent of PageMart. In December 1995, the corporate name was changed from PageMart Nationwide, Inc. to PageMart Wireless, Inc. ("Wireless"). Wireless and its subsidiaries are referred to herein as the "Company." The consolidated financial statements of the Company include the accounts of PageMart and PageMart PCS, Inc. ("PageMart PCS"). PageMart PCS holds one of the NPCS Licenses (defined herein) and certain other assets to be used in two-way wireless messaging. The consolidated financial statements of PageMart include the accounts of PageMart II, Inc., PageMart Operations, Inc., PageMart of California, Inc., PageMart of Virginia, Inc. and PageMart International, Inc. Each of these companies is a wholly-owned subsidiary of PageMart. PageMart II, Inc. and PageMart Operations, Inc. hold certain Federal Communications Commission ("FCC") licenses. PageMart International, Inc., which has had no significant operations to date, holds certain investments in an international venture in Canada. Other than these licenses and international investments, the subsidiaries of PageMart have no significant assets or liabilities.

     The Company has incurred substantial losses from operations and negative cash flows from operations since inception and is highly leveraged. Management expects to continue to incur operating losses in 1996. These losses are driven by the Company's investment in the growth of its subscriber base and continued expansion into additional markets. The Company's business plan calls for substantial growth in its subscriber base in order for the Company to achieve operating profitability and positive cash flows from operations. There can be no assurance that the Company will meet its business plan, achieve operating profitability, or achieve positive cash flows from operations. If the Company cannot achieve operating profitability, it may not be able to make the required payments on existing or future obligations.

     The Company has made significant investments in Narrowband Personal Communications Services ("NPCS") licenses through participation in auctions conducted by the FCC. The Company plans to utilize these assets in connection with two-way wireless messaging services. The Company's success in implementing two-way services is dependent primarily upon market acceptance of proposed two-way services and the ability of the Company to successfully develop and construct a transmission network and market its two-way services. There can be no assurance that two-way services offered will be accepted by the market or that the Company will be successful in developing and constructing a transmission network or marketing its two-way services.

     During 1993, the Company received net proceeds of approximately $17 million from the issuance of Series C Preferred Stock and net proceeds of approximately $71 million from the issuance of 12 1/4% Senior Discount Notes due 2003 and common stock warrants (see Note 5). During 1994, the Company received net proceeds of approximately $76.9 million from the issuance of common stock (the "1994 Stock Offerings"). In conjunction with the 1994 Stock Offerings, each outstanding share of preferred stock was converted into one share of common stock (see Note 8).

     During 1995, the Company received net proceeds of approximately $100 million in connection with the issuance of 15% Senior Discount Notes due 2005 and non-voting common stock (see Note 5 and Note 8) and net proceeds of approximately $24.5 million from the issuance of common stock (see Note 8). Additionally, the Company entered into a revolving credit agreement with BT Commercial Corporation, as Agent and Bankers Trust Company, as Issuing Bank, which provides for a $50 million revolving line of credit (the "Revolving Credit Agreement") (see Note 5).

     In management's opinion, the Company's current working capital combined with borrowings expected to be available from the Revolving Credit Agreement will be sufficient to support the planned growth for its one-way wireless communications operations through 1996. As the Company begins implementation and

                    PAGEMART WIRELESS, INC. AND SUBSIDIARIES development of two-way services, the Company anticipates requiring additional sources of capital to fund the construction and operation of a two-way messaging network.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

     The accompanying financial statements include the accounts of Wireless and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

CASH AND CASH EQUIVALENTS

     The Company includes as cash and cash equivalents cash on hand, cash in banks and highly liquid investments with original maturities of three months or less.

SHORT-TERM INVESTMENTS

     Short-term investments consist of investments in high-grade commercial paper with original maturities of more than three months for which market value approximates cost. The Company's short-term investments are made in reputable, creditworthy companies and government issues and do not generate significant credit risk to the Company.

INVENTORIES

     Inventories consist of pagers held for resale and are stated at the lower of cost or market. Cost is determined by using the specific identification method, which approximates the first-in, first-out method. The Company purchases a majority of its pagers from Motorola, Inc.

RESTRICTED INVESTMENTS

     Restricted investments represent certificates of deposit in the amount of $500,000 pledged as collateral on the Company's notes payable to a vendor.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and depreciated using the straight-line method for financial reporting purposes and accelerated methods for tax reporting purposes over estimated useful lives ranging from three to seven years. Depreciation expense totaled approximately $4,860,000, $7,824,000 and $12,683,000 for the years ended December 31, 1993, 1994 and 1995, respectively. The Company purchases a majority of its network equipment from Motorola, Inc. and Glenayre Technologies, Inc. Maintenance and repair costs are charged to expense as incurred.

     Property and equipment consisted of the following (in thousands):

                                                                          DECEMBER 31,
                                                                      --------------------
                                                                        1994        1995
                                                                      --------    --------
    Network equipment...............................................  $ 40,224    $ 58,404
    Computer equipment..............................................     5,067      16,829
    Furniture and equipment.........................................     2,897       6,757
                                                                      --------    --------
                                                                        48,188      81,990
    Less: Accumulated depreciation..................................   (16,491)    (29,163)
                                                                      --------    --------
                                                                      $ 31,697    $ 52,827
                                                                      ========    ========

                    PAGEMART WIRELESS, INC. AND SUBSIDIARIES

REVENUE RECOGNITION

     The Company recognizes equipment revenue immediately upon the shipment of pagers adjusted by allowances for normal returns. Recurring revenue, including revenue from airtime charges and fees for other services such as voicemail, customized coverage options and toll-free numbers are recognized in the month in which the service is provided. All expenses related to the sale of equipment are recognized at the time of sale. Deferred revenue represents advance billings for services not yet performed. Such revenue is deferred and recognized in the month in which the service is provided. Patent licensing revenues are recognized on a straight-line basis over the term of the related agreement (see Note 6). Patent licensing revenues of $383,000 are included in recurring revenues in fiscal 1995.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ADVERTISING EXPENSES

     Advertising expenses are expensed as incurred.

EARNINGS PER SHARE

     Net loss per share amounts as reflected on the statements of operations are based upon the weighted average number of common shares outstanding. The weighted average number of common shares outstanding assumes that the preferred shares were converted into common shares at January 1, 1993 (see Note 8). As required by the Securities and Exchange Commission rules, all warrants, options and shares issued during the year immediately preceding the initial public offering are assumed to be outstanding for all periods presented. Shares issuable upon the exercise of stock options and warrants granted before the year immediately preceding the initial public offering were not included in the net loss per share calculation as the effect from the exercise of those options would be antidilutive.

RECLASSIFICATIONS

     Certain amounts in the prior years' consolidated financial statements have been reclassified to conform with the current year presentation.

ACCOUNTING FOR LONG-LIVED ASSETS

     In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). The Company will adopt SFAS 121 for the fiscal year ending December 31, 1996. SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. SFAS 121 requires that those assets to be held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through future cash flows. SFAS 121 requires that those assets to be disposed of be reported at the lower of the carrying amount or the fair value less cost to sell. Adoption of SFAS 121 is not expected to have a material effect on the financial statements of the Company.

                    PAGEMART WIRELESS, INC. AND SUBSIDIARIES

INTERIM FINANCIAL PRESENTATION



     The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with generally accepted accounting principles for interim financial information and substantially in the form prescribed by the Securities and Exchange Commission in instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996.


3. NARROWBAND PERSONAL COMMUNICATIONS SERVICES LICENSES

     During July and December 1994, the Company participated in auctions of NPCS frequencies conducted by the FCC. As a result of the auctions, the Company was awarded two nationwide NPCS licenses for a total purchase price of approximately $133 million. Amortization of the NPCS licenses will commence when placed in service.

4. INVESTMENT IN UNCONSOLIDATED SUBSIDIARY

     Effective November 15, 1995, PageMart International, Inc. owns 200,000 shares of common stock of PageMart Canada Limited ("PageMart Canada") which represents 20% of the ownership of PageMart Canada. The remaining 800,000 shares (representing 80% of the ownership) is held by PageMart Canada Holding Corporation ("Canada Holding"). Canada Holding is owned 50% (1,000,000 shares of Class A Common Stock) by third-party Canadian investors unrelated to PageMart and 50% (1,000,000 shares of Class B Common Stock) by PageMart International, Inc. The common shares have identical economic rights. However, voting control of Canada Holding is held by the Class A Common Stockholders as the Class A shares have two votes per share. The Company accounts for its investments in PageMart Canada and Canada Holding under the equity method. Such investments are included in Other Assets in the Consolidated Balance Sheet.

     The agreement among stockholders contains provisions which restrict the transfer of Canada Holding shares and PageMart Canada shares for periods ranging from three to five years. During the two years following the third anniversary of the transactions, the third-party Canadian investors may exchange the 1,000,000 Class A common shares they hold in Canada Holding for 714,286 shares of voting common stock of Wireless, subject to certain U.S. and Canadian ownership requirements. Wireless is ultimately responsible for effectuating the exchange within the U.S. and Canadian ownership regulations. Such exchange may be accelerated in the event Wireless enters into an agreement to be acquired. After the third anniversary of the transactions, Wireless will have the right to purchase the shares held by the third-party Canadian investors at their fair market value provided regulatory ownership requirements permit such purchase.

5. LONG-TERM DEBT

     Long-term debt, including capital lease obligations, consisted of the following (in thousands):

                                                                              DECEMBER 31,
                                                                           -------------------
                                                                            1994        1995
                                                                           -------    --------
12 1/4% Senior Discount Notes due November 1, 2003, at accreted value....  $83,494    $ 94,952
15% Senior Discount Exchange Notes due February 1, 2005, at accreted
  value..................................................................       --     114,865

                    PAGEMART WIRELESS, INC. AND SUBSIDIARIES

                                                                              DECEMBER 31,
                                                                            1994        1995
                                                                           -------    --------
Vendor Purchase Financing Facility of $8 million, bearing interest at prime plus 4% based upon the rate quoted by The Wall Street Journal from time to time (rates on existing indebtedness were 12.5% at
  December 31, 1994, and 12.75% at December 31, 1995), secured by equipment purchased. Principal and interest is payable over 36 months
  from date of purchase..................................................    4,756       5,138
Capital lease obligations to a vendor up to $15 million, bearing interest at 7 1/2% plus the weekly average U.S. Treasury Constant Maturities for
  3-year Treasury Notes for the calendar week immediately preceding funding of the equipment financing (rates on existing indebtedness ranged from 11.84% -- 15.13% at December 31, 1994 and 1995), secured by equipment and cash with principal and interest payable over 60 months
  from date of financing.................................................    7,895       9,888
                                                                           -------    --------
          Total debt.....................................................   96,145     224,843
               Less: Current maturities..................................   (3,513)     (5,479)
                                                                           -------    --------
          Long-term debt.................................................  $92,632    $219,364
                                                                           =======    ========

     During the fourth quarter of 1993, the Company completed an offering in which it issued $136.5 million principal amount (at maturity) of 12 1/4% Senior Discount Notes due 2003 (the "12 1/4% Notes") with an initial accreted value of $71.6 million together with warrants to purchase 627,900 shares of its common stock for $3.26 per share. From and after May 1, 1999, interest on the 12 1/4% Notes will be payable semiannually in cash at the rate of 12 1/4% per annum. The 12 1/4% Notes represent senior indebtedness of the Company and are redeemable at the option of the Company, in whole or in part, at any time after November 1, 1998, at $136.5 million plus accrued interest. In addition, at any time prior to November 1, 1996, up to 35% of the accreted value of the 12 1/4% Notes are redeemable at the option of the Company with the proceeds of a Public Equity Offering (as defined) at 111% of accreted value plus accrued and unpaid interest, if any.

     In July 1994, the Company commenced an exchange offer pursuant to an effective registration statement whereby all outstanding 12 1/4% Notes were exchanged for the Company's 12 1/4% Senior Discount Exchange Notes due 2003.

     In January 1995, the Company completed an offering of 15% Senior Discount Notes due 2005 and 725,445 shares of non-voting common stock, par value $.0001 per share (the "Unit Offering"). Net proceeds from the Unit Offering were approximately $100 million, of which approximately $5.1 million was allocated to the non-voting common stock. The 15% Senior Discount Notes due 2005 (the "15% Notes") have a principal amount at maturity of $207.3 million with an initial accreted value of $100 million. The 15% Notes mature on February 1, 2005. From and after August 1, 2000, interest on the 15% Notes will be payable semiannually in cash at the rate of 15% per annum. The 15% Notes are redeemable at any time on or after February 1, 2000, at the option of the Company in whole or in part, at 105% of their principal amount at maturity, plus accrued and unpaid interest, declining to 100% of their principal amount at maturity plus accrued interest on and after February 1, 2002. In addition, at any time prior to February 1, 1998, up to 35% of the accreted value of the 15% Notes may be redeemed at a redemption price of 112.5% of their accreted value on the redemption date at the option of the Company in connection with a public offering of its common stock.

     In June 1995, the Company commenced an exchange offer pursuant to an effective registration statement whereby all outstanding 15% Notes were exchanged for the Company's 15% Senior Discount Exchange Notes due 2005.

     The 12 1/4% Notes and the 15% Notes carry certain restrictive covenants that, among other things, limit the ability of the Company to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, create liens, sell assets, engage in mergers and consolidations, and enter into

                    PAGEMART WIRELESS, INC. AND SUBSIDIARIES transactions with any holder of 5% or more of any capital stock of the Company or any of its affiliates. The Company is in compliance with all such restrictive covenants.


     On May 11, 1995, the Company entered into the Revolving Credit Agreement which provides for a $50 million revolving line of credit. As of December 31, 1995, there were no loans outstanding under the Revolving Credit Agreement. The maximum amount available under the Revolving Credit Agreement at any time is limited to a borrowing base amount equal to the lesser of (i) a specified percentage of eligible accounts receivable and inventory owned by Wireless, and
(ii) an amount equal to the service contribution of the Company as defined in the Revolving Credit Agreement for the immediately preceding three-month period times 4.0 (or 4.5, at all times prior to December 31, 1995). The interest rate applicable to loans under the Revolving Credit Agreement is, at the option of Wireless, either at a prime rate plus 1 1/4% or a Eurodollar rate plus 2 1/2%. Commitments under the Revolving Credit Agreement expire and all loans thereunder will be due and payable on March 31, 1999.


     The Revolving Credit Agreement contains certain covenants that, among other things, limit the ability of the Company to incur indebtedness, make capital expenditures and investments, pay dividends, repurchase capital stock, engage in transactions with affiliates, create liens, sell assets, or engage in mergers and consolidations, and also requires the Company to maintain certain financial ratios.


     The Revolving Credit Agreement is secured by all trade receivables and inventory owned by Wireless from time to time and by all of the capital stock of PageMart owned by Wireless. As of December 31, 1995, the maximum amount available under the Revolving Credit Agreement was $28.2 million.


     Maturities of long-term debt and capital lease obligations are as follows (in thousands):

   FOR THE YEAR
ENDING DECEMBER 31,
- -------------------
      1996.............................................  $  5,479
      1997.............................................     5,047
      1998.............................................     2,359
      1999.............................................     1,719
      2000.............................................       422
      Thereafter.......................................   209,817
                                                         --------
                                                         $224,843
                                                         ========

6. COMMITMENTS AND CONTINGENCIES

     The Company has entered into various operating lease agreements for office space, office equipment and transmission equipment sites. Total rent expense for 1993, 1994 and 1995 was $4,246,000, $6,084,000 and $8,471,000, respectively.

     Included in network equipment is equipment held under capital leases with capitalized costs of $10,357,000 and $14,617,000 less accumulated depreciation of $2,632,000 and $5,054,000 at December 31, 1994 and 1995, respectively.

                    PAGEMART WIRELESS, INC. AND SUBSIDIARIES

     Future minimum lease payments related to the Company's capital and operating leases are as follows (in thousands):

   FOR THE YEAR                                                         CAPITAL     OPERATING
ENDING DECEMBER 31,                                                     LEASES       LEASES
- -------------------                                                     -------     ---------
   1996...............................................................  $ 3,989      $ 7,093
   1997...............................................................    3,626        6,169
   1998...............................................................    2,533        4,175
   1999...............................................................    1,902        2,936
   2000...............................................................      438        1,911
   Thereafter.........................................................       --        1,726
                                                                        -------      -------
   Total minimum lease payments.......................................   12,488      $24,010
                                                                                     =======
   Less: Amounts representing interest................................    2,600
                                                                        -------
   Present value of future minimum lease payments.....................  $ 9,888
                                                                        =======

     The Company is party to various legal proceedings arising out of the ordinary course of business. The Company believes, based on the advice of legal counsel, that there is no proceeding, either threatening or pending, against the Company that could result in a material adverse effect on the results of operations or financial condition of the Company.

     In December 1995, the Company transferred certain intellectual property to a significant vendor in exchange for certain benefits which will be recognized over a forty-seven month period. The Company also committed to purchase $40 million in network infrastructure equipment over a forty-seven month period as part of this transaction.

7. FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used by the Company in estimating the fair value disclosures for its financial instruments. For cash and cash equivalents, the carrying amounts reported in the Consolidated Balance Sheets are equal to fair value. For debt, management estimated the fair value based upon quoted market prices for publicly traded debt and based on the appropriate interest rate at year-end for all other debt.

     The carrying amounts and fair values of the Company's financial instruments at December 31, 1994 and 1995, are as follows (in thousands):

                                                        DECEMBER 31, 1994      DECEMBER 31, 1995
                                                       -------------------    --------------------
                                                       CARRYING     FAIR      CARRYING      FAIR
                                                        AMOUNT      VALUE      AMOUNT      VALUE
                                                       --------    -------    --------    --------
Cash and cash equivalents............................  $ 14,507    $14,507    $ 26,973    $ 26,973
Long-term debt.......................................  $ 96,145    $95,548    $224,843    $241,621

8. STOCKHOLDERS' EQUITY (DEFICIT)

PREFERRED STOCK

     On August 5, 1994, in conjunction with the 1994 Stock Offerings and the related stockholders' agreement, each outstanding share of preferred stock converted into one share of common stock. In September 1994, the Company's Certificate of Incorporation was amended to reduce the number of authorized shares of preferred stock to 10,000,000. At December 31, 1994 and 1995, none of the authorized shares of preferred stock were issued and outstanding.

                    PAGEMART WIRELESS, INC. AND SUBSIDIARIES

     Under the Company's Certificate of Incorporation, the board of directors has the power to authorize the issuance of one or more classes or series of preferred stock and to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, with respect to each such class or series of preferred stock.

COMMON STOCK

     During the fourth quarter 1993 in connection with issuance of the 12 1/4% Notes (see Note 5), the Company issued warrants to purchase 627,900 shares of its common stock for $3.26 per share. The warrants were valued at $5.50 per share at the date issued. The warrants may be exercised at any time prior to December 31, 2003. Warrants that are not exercised by such date will expire.

     During the third quarter of 1994, the Company issued an aggregate of 11,242,857 shares of common stock in the 1994 Stock Offerings at a purchase price of $7.00 per share. The aggregate net proceeds (after expenses) of the 1994 Stock Offerings were approximately $76.9 million. Of the total shares issued, 714,287 shares were convertible non-voting common stock and the remaining 10,528,570 shares were common stock. At the request of the holder, the non-voting common stock was converted to common stock in January 1995.

     During the first quarter of 1995 in connection with the Unit Offering (see
Note 5), the Company issued 725,445 shares of non-voting common stock at a purchase price of $7.00 per share. During the second quarter of 1995, the Company completed a private offering of common stock to a group of institutional investors and certain officers of the Company (the "1995 Stock Offering"). In the 1995 Stock Offering, the Company sold 3,598,429 shares of common stock for net proceeds (after expenses) of approximately $24.5 million.

     In October 1995, the Company's Certificate of Incorporation was amended (the "Amended Certificate") and at that time the Amended and Restated Agreement Among Certain Stockholders of PageMart Nationwide, Inc. dated September 19, 1995 (the "Stockholders' Agreement"), became effective. The Amended Certificate provides that the Company will have four classes of outstanding common stock, summarized as follows:

                                                                            SHARES ISSUED AND
                                                                               OUTSTANDING
                                                                         ------------------------
                                                                               DECEMBER 31,
                                                             SHARES      ------------------------
                                                           AUTHORIZED       1994          1995
                                                           ----------    ----------    ----------
Class A Convertible Common Stock, $.0001
  par value per share (the "Class A Common Stock").......  45,000,000            --    23,277,293
Class B Convertible Non-Voting Common Stock, $.0001
  par value per share (the "Class B Common Stock").......  12,000,000            --     8,975,469
Class C Convertible Non-Voting Common Stock, $.0001
  par value per share (the "Class C Common Stock").......   2,000,000            --       731,846
Class D Convertible Non-Voting Common Stock, $.0001
  par value per share (the "Class D Common Stock").......   1,000,000            --       725,445
                                                           ----------    ----------    ----------
                                                           60,000,000            --    33,710,053
                                                           ==========    ==========    ==========

     Upon filing of the Amended Certificate, all shares of previously outstanding common stock were automatically converted into shares of Class A Common Stock, and all shares of previously outstanding non-voting common stock issued in the Unit Offering were converted into shares of Class D Common Stock. Additionally, pursuant to the Stockholders' Agreement, a number of shares of Class A Common Stock owned by certain institutional investors were automatically converted into shares of Class B Common Stock and Class C Common Stock, such that voting control of the Company lies with the stockholders generally.

                    PAGEMART WIRELESS, INC. AND SUBSIDIARIES

     Class A Common Stock, Class B Common Stock and Class C Common Stock are convertible by certain institutional investors subject to voting control and regulatory restrictions at any time at the option of the holder, in accordance with the terms of the Stockholders' Agreement. Class D Common Stock is convertible, at the option of the holder, at any time after the occurrence of an initial public offering following which the common stock of the Company is publicly traded.

     The Stockholders' Agreement provides that the parties thereto ("Holders") shall collectively have the right to "demand" registrations at any time at least six months after an initial public offering following which the common stock of the Company is publicly traded. Pursuant to these "demand" rights, Holders of common stock (the "Registrable Securities") may request in writing that the Company file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering the registration of a number of shares equal to at least three million shares or a lesser number if such number represents a majority of the Registrable Securities then outstanding.

     On March 20, 1995, the Company granted to a strategic partner warrants to purchase a total of 206,748 shares of the Company's common stock at an exercise price of $10.00. Management determined that the issuance of the warrants did not have a significant impact on the financial position or results of operations of the Company.

     Following is a schedule of common stock reserved at December 31, 1995:

                                                                             SHARES
                                                                            ---------
        Exercise of common stock warrants.................................    834,648
        Stock option/stock issuance plan..................................  3,737,621
                                                                            ---------
                                                                            4,572,269
                                                                            =========

9. STOCK OPTION/STOCK ISSUANCE PLAN

     The Company has a stock option/stock issuance plan (the "Plan") under which it grants common stock or options to purchase common stock. As of December 31, 1995, the number of shares of common stock issuable under the Plan may not exceed 4,550,000 shares. The Plan is administered by the board of directors.

                    PAGEMART WIRELESS, INC. AND SUBSIDIARIES

     The stock options vest over 60 months and are exercisable for periods not to exceed 10 years from the date of grant. Vested options outstanding at December 31, 1993, 1994 and 1995, were approximately 268,000, 237,000 and
583,289, respectively, with exercise prices ranging from $.08 to $1.50 at December 31, 1993, $.08 to $3.26 at December 31, 1994 and $.08 to $9.00 at
December 31, 1995. As of December 31, 1995, 3,737,621 shares of common stock are reserved for the Plan (see Note 8). The stock option activity was as follows:

                                                                  SHARES       PRICE PER SHARE
                                                                 ---------     ---------------
    Options outstanding at December 31, 1992...................    886,500       $ .08- 1.50
      Options granted..........................................    646,250        1.50- 3.26
      Options exercised........................................   (171,074)        .08- 1.00
      Options canceled.........................................   (214,458)        .08- 3.26
                                                                 ---------
    Options outstanding at December 31, 1993...................  1,147,218         .08- 3.26
      Options granted..........................................    866,300        5.00- 9.00
      Options exercised........................................   (304,651)        .08- 3.26
      Options canceled.........................................   (112,158)        .08- 9.00
                                                                 ---------
    Options outstanding at December 31, 1994...................  1,596,709         .08- 9.00
      Options granted..........................................  1,204,950        7.00-10.00
      Options exercised........................................    (36,654)        .08- 7.00
      Options canceled.........................................    (95,872)       1.50-10.00
                                                                 ---------
    Options outstanding at December 31, 1995...................  2,669,133       $ .08-10.00
                                                                 =========

     Under the provisions of the Plan, the Company may also issue stock to employees. The stock vests over a period not to exceed forty-eight months. Additional vesting occurs upon death or disability. Upon the termination of an officer, the Company can repurchase the unvested stock at cost. Under the Plan, the Company issued 300,000 shares to an officer during 1992, at $.326 per share. All awards under the Plan have been made at a price at or above the estimated fair value of the Company's common stock at the date of grant.

     In the second quarter of 1992, a non-employee consultant was granted options to purchase 20,000 shares of stock at an exercise price of $.33 per share. The options were exercised during 1995.

     In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The Company will adopt SFAS 123 for the fiscal year ending December 31, 1996. SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans and for transactions in which an entity issues its equity instruments to acquire goods or services from nonemployees. SFAS 123 recommends, but does not require, that companies account for all stock-based transactions as compensatory at the fair value of the equity instrument. However, since SFAS 123 does not require that the accounting be adopted, it allows companies to continue to account for such stock-based transactions under the provision of Accounting Principles Board Opinion No. 25 (the Company's current method), and disclose what the pro forma impact of adopting SFAS 123 would have been to net income and earnings per share had the Company elected to adopt the recommended accounting. The Company anticipates that it will not adopt the recommended accounting of SFAS 123, but will disclose the pro forma impact in the footnotes to the financial statements.

10. FEDERAL INCOME TAXES

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." SFAS 109 requires an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events which have been recognized in the Company's financial statements. The Company had approximately $104.7 million and $126.8 million of net operating loss carryforwards for federal income tax purposes at

                    PAGEMART WIRELESS, INC. AND SUBSIDIARIES

December 31, 1994 and 1995, respectively. The net operating loss carryforwards will expire in the years 2004 through 2010 if not previously utilized. The utilization of these carryforwards is subject to certain limitations. Of the net operating loss carryforwards at December 31, 1995, management has estimated that approximately $34.1 million is subject to an annual utilization limit of $4.8 million.

     In connection with the adoption of SFAS 109, the Company has recorded a valuation reserve equal to its net deferred tax asset at each reporting period, due to historical and anticipated future operating losses. Accordingly, the adoption of SFAS 109 did not have an effect on the Company's financial position or results of operations. Management will evaluate the appropriateness of the reserve in the future based upon historical and operating results of the Company.

     Deferred income taxes reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial reporting basis and the potential benefits of certain tax carryforwards. The significant deferred tax assets and liabilities, as determined under the provisions of SFAS 109, and the change in those assets and liabilities are as follows (in thousands):

                                                        DECEMBER 31,                DECEMBER 31,
                                                            1994         CHANGE         1995
                                                        ------------    --------    ------------
    Gross deferred tax asset:
      Net operating loss carryforwards................    $ 35,593      $  7,535      $ 43,128
      Bad debt reserve................................         472         1,626         2,098
      Inventory reserve...............................         542           286           828
      Accretion of Senior Discount Notes..............       4,052         8,950        13,002
      Other...........................................         341           602           943
                                                          --------      --------      --------
                                                            41,000        18,999        59,999
    Gross deferred tax liability:
      Depreciation....................................      (2,647)       (1,047)       (3,694)
                                                          --------      --------      --------
                                                            38,353        17,952        56,305
         Valuation allowance..........................     (38,353)      (17,952)      (56,305)
                                                          --------      --------      --------
         Net deferred tax asset.......................    $      0      $      0      $      0
                                                          ========      ========      ========

11. RELATED PARTY TRANSACTIONS

     In connection with the offering of the 12 1/4% Notes completed in 1993 (see
Note 5), the Company incurred $2,626,000 in fees to an affiliate of a shareholder. In connection with the Unit Offering completed in 1995 (see Note
5), the Company incurred $3,805,000 in fees to an affiliate of a shareholder.


     As of December 31, 1995, the president and certain other officers of the Company are indebted to the Company in the aggregate amount of $557,000 under promissory notes issued in connection with the purchase of the Company's common stock (the "Notes"). The Notes have terms ranging from three to four years and are secured by common stock owned by the officers. The Notes bear interest at the Applicable Federal Rate in effect on the date of issuance as published by the Internal Revenue Service. Interest rates on the Notes range from 3.55% to 7.00%. Interest is due and payable annually beginning on the first anniversary of the date of each Note. All Notes are included in Stock Subscriptions Receivable in the Consolidated Balance Sheet.


     Wireless has entered into a receivables purchase agreement with PageMart pursuant to which PageMart may sell receivables to Wireless from time to time at book value less a reserve for normal bad debt. As of December 31, 1995, Wireless owned $11.4 million in receivables purchased from PageMart.

     PageMart is obligated to provide certain managerial and administrative services to PageMart Canada at PageMart Canada's request at agreed-upon rates.

                    PAGEMART WIRELESS, INC. AND SUBSIDIARIES

     Under a technology license agreement, PageMart licenses PageMart Canada to use, in Canada, the intellectual property used by PageMart in its business in the U.S. The license is perpetual, irrevocable, and royalty-free. The agreement also permits PageMart Canada to purchase the license of new technology developed by PageMart for a royalty. The royalty is a portion of the cost of developing the technology, with the amount to be paid by PageMart Canada to be the portion of these costs equal to the ratio of PageMart Canada's revenue stream to that of PageMart.

     Under an intercompany rate agreement, the rates which the U.S. and Canadian companies will charge each other when customers of one travel into the other's jurisdiction are specified. Such rates approximate fair market value.

12. SUPPLEMENTARY INFORMATION

     The following table sets forth supplementary financial information related to the Company's various operations (in thousands):

                                                           FISCAL YEAR ENDED DECEMBER 31, 1993
                                                  -----------------------------------------------------
                                                  PAGEMART    PAGEMART      PAGEMART
                                                  ONE-WAY     TWO-WAY     INTERNATIONAL    CONSOLIDATED
                                                  --------    --------    -------------    ------------
Revenues.......................................   $ 50,667    $     --      $      --        $ 50,667
Operating loss.................................    (25,011)         --             --         (25,011)
Total assets...................................     78,773          --             --          78,773
Capital expenditures...........................     10,810          --             --          10,810

                                                           FISCAL YEAR ENDED DECEMBER 31, 1994
                                                  -----------------------------------------------------
                                                  PAGEMART    PAGEMART      PAGEMART
                                                  ONE-WAY     TWO-WAY     INTERNATIONAL    CONSOLIDATED
                                                  --------    --------    -------------    ------------
Revenues.......................................   $109,833    $     --      $      --        $109,833
Operating loss.................................    (33,324)         --             --         (33,324)
Total assets...................................     81,470      58,885          1,704         142,059
Capital expenditures...........................     16,719          --             --          16,719

                                                           FISCAL YEAR ENDED DECEMBER 31, 1995
                                                  -----------------------------------------------------
                                                  PAGEMART    PAGEMART      PAGEMART
                                                  ONE-WAY     TWO-WAY     INTERNATIONAL    CONSOLIDATED
                                                  --------    --------    -------------    ------------
Revenues.......................................   $159,191    $     --      $      --        $159,191
Operating loss.................................    (22,972)       (376)            --         (23,348)
Total assets...................................    120,004     140,235          3,590         263,829
Capital expenditures...........................     32,486       1,017             --          33,503

    [Image material appears here consisting of a circle containing a satellite dish connected by arrow to pictures of computer terminals and people labelled "Sender," "PageMart Message Center," "Desktop Message Marker/Telephone," "Personal Computer with Modem Connection," "Internet," "Business Professional," " Corporate LAN," "Corporate MIS," "Mobile Professional" and "Mobile Individual. The word "Connectivity" is superimposed on the image and the image is labelled "Connecting to the PageMart Wireless Network."]

                            PAGEMART WIRELESS, INC.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth costs and expenses, other than underwriting discounts and commissions payable by the Company in connection with the Class A Common Stock being registered. All amounts are estimates except the registration fee.


                                                                               AMOUNT TO
                                                                                BE PAID
                                                                               ----------
    Registration fee.........................................................  $   31,724
    National Association of Securities Dealers Fee...........................       9,700
    Nasdaq Listing Fee.......................................................      33,576
    Printing.................................................................     300,000
    Legal fees and expenses..................................................     750,000
    Accounting fees and expenses.............................................     150,000
    Transfer Agent fees and expenses.........................................      50,000
    Blue Sky fees and expenses and legal fees................................      50,000
    Miscellaneous............................................................     300,000
                                                                               ----------
      Total..................................................................  $1,675,000
                                                                               ==========



ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section 145 of the General Corporation Law of the State of Delaware permits Wireless, subject to the standards set forth therein, to indemnify any person in connection with any action, suit or proceeding brought or threatened by reason of the fact that such person is or was a director, officer, employee or agent of Wireless or is or was serving as such with respect to another corporation or entity at the request of Wireless. Article IX, Section B of Wireless' Restated Certificate of Incorporation provides for full indemnification of its officers, directors, employees and agents to the extent permitted by Section 145.

     Wireless provides insurance from commercial carriers against certain liabilities incurred by the directors and officers of Wireless.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     The following information is furnished as to securities of Wireless sold since its date of incorporation (November 29, 1994) which were not registered under the Securities Act of 1933, as amended (the "Securities Act"). Exemption from registration under the Securities Act is claimed for these transactions under Section 4(2) of the Securities Act for transactions by an issuer not involving any public offering. Except for the commissions paid to Morgan Stanley & Co. Incorporated in connection with the sales of Wireless' 15% Senior Discount Notes due 2005 (the "15% Notes") and the shares of Wireless' non-voting Common Stock, par value $.0001 per share (the "Non-Voting Common Stock"), in January 1995, no underwriting discounts or commissions were paid in connection with the sales.

     On January 17, 1995, Wireless sold 20,727 units (the "Units"), each unit consisting of $10,000 principal amount at maturity of Notes and 35 shares of Non-Voting Common Stock. The total offering price of the Units was $105,079,671.90. The total commission paid to Morgan Stanley & Co. Incorporated, as placement agent, was $3,805,000. Net proceeds to Wireless equaled $101,274,671.90.

     On January 19, 1995, Wireless effected a corporate reorganization (the "Reorganization"), pursuant to which Wireless became the holding company parent of PageMart, Inc. ("PageMart"). In connection with the Reorganization, Wireless issued 28,615,238 shares of its Common Stock, par value $.0001 per share, to holders of PageMart common stock, in a share-for-share exchange, and 714,287 shares of its Convertible Non-

Voting Common Stock, par value $.0001 per share, to holders of PageMart convertible non-voting common stock, in a share-for-share exchange.


     On May 11, 1995, Wireless completed a private offering of 3,598,429 shares of its voting common stock at $7.00 per share to the MS Merchant Banking Funds (other than MSLEF II), to First Plaza Group Trust, to certain institutional investors and certain executive officers of the Company. The net proceeds to Wireless (after expenses) from the offering were approximately $24.5 million.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (A) EXHIBITS


    EXHIBIT NO.                                     EXHIBITS
    -----------                                     --------
 1.1***             -- Underwriting Agreement
 3(i)*****          -- Restated Certificate of Incorporation of PageMart Wireless, Inc.
 3(ii)*             -- By-laws of PageMart Wireless, Inc.
 3(iii)*****        -- Certificate of Amendment to Restated Certificate of Incorporation of
                       PageMart Wireless, Inc.
 4.1****            -- Specimen certificate for Class A Common Stock
 4.2**              -- Indenture, dated as of October 19, 1993, between PageMart, Inc. and
                       United States Trust Company of New York, as Trustee, relating to the
                       12 1/4% Senior Discount Notes due 2003
 4.3**              -- Indenture dated as of January 17, 1995 between PageMart Nationwide,
                       Inc. and United States Trust Company of New York, as Trustee, relating to the 15% Senior Discount Notes due 2005
 5.1****            -- Opinion of Davis Polk & Wardwell as to the legality of the Common
                       Stock
10.1**              -- Warrant Agreement, dated as of October 19, 1993, between PageMart,
                       Inc. and United States Trust Company of New York, as Warrant Agent,
                       relating to the Warrants to purchase Common Stock of the Company
10.2**              -- Telecommunications Service Agreement, dated May 29, 1992, between
                       PageMart, Inc. and WilTel, Inc.
10.3**              -- Equipment Lease Agreement, dated May 20, 1992, between PageMart, Inc.
                       and Glenayre Electronics, Inc.
10.4**              -- First Addendum to Equipment Lease Agreement, dated May 20, 1992, between PageMart, Inc. and Glenayre Electronics, Inc.
10.5**              -- Amendment No. 2 to Equipment Lease Agreement, dated October 18, 1993, between PageMart, Inc. and Glenayre Electronics, Inc.
10.6**              -- Lease Agreement and Addendum, dated January 10, 1990, between Kingston
                       Houston Partners I, Ltd. and PageMart, Inc.
10.7**              -- Expansion and Extension of Lease Agreement, dated April 7, 1993, between Kingston Houston Partners I, Ltd. and PageMart, Inc.
10.8**              -- Office Lease Agreement, dated January 29, 1992, between Dallas Central
                       Development Corp. and PageMart, Inc.
10.9**              -- First Amendment to Office Lease Agreement, dated July 29, 1992, between Fulcrum Central Ltd., as successor in interest to Dallas
                       Central Development Corp., and PageMart, Inc.

    EXHIBIT NO.                                     EXHIBITS
    -----------                                     --------
10.10**             -- Second Amendment to Office Lease Agreement, dated December 1, 1992, between Fulcrum Central Ltd., as successor in interest to Dallas
                       Central Development Corp., and PageMart, Inc.
10.11**             -- Third Amendment to Office Lease Agreement, dated December 29, 1992, between Fulcrum Central Ltd., as successor in interest to Dallas
                       Central Development Corp., and PageMart, Inc.
10.12**             -- Fourth Amendment to Office Lease Agreement, dated July 21, 1993, between Fulcrum Central Ltd., as successor in interest to Dallas
                       Central Development Corp., and PageMart, Inc.
10.13**             -- License Agreement, dated May 12, 1994, between PageMart, Inc., licensee, and International Business Machines Corporation, licensor
10.14**             -- Sales Contract, dated January 21, 1994, between PageMart, Inc., buyer, and Mitsui Comtek Corporation, seller
10.15**             -- Resale Agreement, dated November 1, 1993, between PageMart, Inc., licensor, and GTE Service Corporation, licensee
10.16**             -- Financing and Security Agreement between Motorola and Pagemart, Inc.
                       dated May 18, 1994
10.17**             -- Subscription Agreement, dated June 9, 1994, between PageMart, Inc. and
                       Fomento Empresarial Regiomontano, S.A. de C.V.
10.18**             -- Letter of Intent, dated June 9, 1994, between PageMart, Inc. and
                       Fomento Empresarial Regiomontano, S.A. de C.V.
10.19*              -- Strategic Alliance Agreement No. 1, dated September 15, 1994, between
                       GTE Service Corporation and PageMart, Inc.
10.20*              -- Strategic Alliance Agreement No. 2, dated October 13, 1994, between
                       GTE Service Corporation and PageMart, Inc.
10.21*              -- Secured promissory note of John D. Beletic, as Maker, in favor of
                       PageMart, Inc. dated January 28, 1994, in the amount of $97,800
10.22*              -- Secured promissory note of John D. Beletic, as Maker, in favor of
                       PageMart, Inc. dated November 29, 1994, in the amount of $200,000
10.23*              -- Agreement of Reorganization and Plan of Merger, dated as of December
                       5, 1994, between PageMart, Inc., PageMart Nationwide, Inc. and PM
                       Merger Corp.
10.24*              -- Registration Rights Agreement dated as of January 17, 1995 between
                       PageMart Nationwide, Inc. and Morgan Stanley & Co. Incorporated
10.25++             -- PageMart Nationwide, Inc. Third Amended and Restated 1991 Stock Option
                       Plan and Third Amended and Restated 1991 Stock Issuance Plan
10.26**             -- Satellite Services and Space Segment Lease Agreement, dated January 2,
                       1995, between PageMart, Inc. and SpaceCom Systems, Inc.
10.27**             -- Credit Agreement, dated as of May 11, 1995, by and among PageMart
                       Nationwide, Inc., the Lenders named therein, BT Commercial
                       Corporation, as Agent, and Bankers Trust Company, as Issuing Bank
10.28**             -- Subscription Agreement, dated as of May 11, 1995, by and among
                       PageMart Nationwide, Inc. and the investors named therein

     EXHIBIT NO.                                     EXHIBIT
     -----------                                     -------
10.29+              -- Amended and Restated Agreement Among Certain Stockholders of PageMart
                       Nationwide, Inc. dated as of September 19, 1995
10.30*****          -- Secured promissory note of John D. Beletic, as Maker, in favor of
                       PageMart Nationwide, Inc. dated May 11, 1995, in the amount of
                       $21,000.
10.31*****          -- Subscription Agreement dated as of July 7, 1995 among PageMart
                       Nationwide, Inc., PageMart Canada Holding Corporation and TD Capital
                       Group Ltd.
10.32*****          -- Agreement Among Stockholders among PageMart Nationwide, Inc., PageMart
                       International, Inc., TD Capital Group Ltd., PageMart Canada Holding
                       Corporation and PageMart Canada Limited
10.33*****          -- Equipment Purchase Agreement between Motorola, Inc. and PageMart
                       Wireless, Inc.(1)
10.34*****          -- Technology Asset Agreement dated as of December 1, 1995 between
                       Motorola, Inc. and PageMart Wireless, Inc.(1)
10.35*****          -- Form of PageMart Wireless, Inc. Employee Stock Purchase Plan
10.36*****          -- PageMart Wireless, Inc. Nonqualified Formula Stock Option Plan for
                       Non-Employee Directors
11.1*****           -- Computation of earnings (loss) per share
21.1*****           -- PageMart Wireless, Inc. Subsidiaries
23.1***             -- Consent of Arthur Andersen LLP
23.2                -- Consent of Davis Polk & Wardwell (included in Exhibit 5.1)
24.1*****           -- Power of Attorney.
27.1***             -- Financial Data Schedule for the year ended December 31, 1995 and the three months ended March 31, 1996.


- ---------------

     * Each of these exhibits is hereby incorporated by reference to the Form 10-K of the Company for the fiscal year ended December 31, 1994.

   ** Each of these exhibits is hereby incorporated by reference to the Registration Statement on Form S-1 of the Company (Reg. No. 33-91142).

  *** Filed herewith.

 **** To be filed by amendment.


***** Previously Filed.


     + Each of these exhibits is hereby incorporated by reference to the Form
      8-K of the Company dated October 6, 1995.

   ++ Each of these exhibits is hereby incorporated by reference to the Registration Statement on Form S-8 of the Company (Reg. No. 33-98116).

  (1) The Company has requested confidential treatment for certain portions of this agreement.

     (B) FINANCIAL STATEMENT SCHEDULES


        Report of Independent Public Accountants on Financial Statement
        Schedules



        Schedule I -- Condensed Financial Information of Registrant


        Schedule II -- Valuation and Qualifying Accounts for the Years Ended
                       December 31, 1993, 1994 and 1995

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlled precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on this 6th day of May, 1996.


                                            PAGEMART WIRELESS, INC.
                                            (Registrant)

                                            By:     /s/  JOHN D. BELETIC
                                                -----------------------------
                                                       John D. Beletic
                                                Chairman, President and Chief
                                                       Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment has been signed by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                TITLE                    DATE
- ---------------------------------------------  -----------------------------   ----------------
              /s/  JOHN D. BELETIC             Chairman, President and Chief        May 6, 1996
- ---------------------------------------------  Executive Officer (Principal
               John D. Beletic                 Executive Officer)
                      *                        Vice President, Finance, Chief       May 6, 1996
- ---------------------------------------------  Financial Officer and
                G. Clay Myers                  Treasurer (Principal Financial
                                               and Accounting Officer)
                      *                        Director                             May 6, 1996
- ---------------------------------------------
                Frank V. Sica
                      *                        Director                             May 6, 1996
- ---------------------------------------------
              Guy L. de Chazal
                      *                        Director                             May 6, 1996
- ---------------------------------------------
              Arthur Patterson
                                               Director
- ---------------------------------------------
              Andrew C. Cooper
                      *                        Director                             May 6, 1996
- ---------------------------------------------
              Roger D. Linquist
                      *                        Director                             May 6, 1996
- ---------------------------------------------
              Leigh J. Abramson
                      *                        Director                             May 6, 1996
- ---------------------------------------------
          Alejandro Perez Elizondo
- ---------------------------------------------  Director
             Pamela D. A. Reeve

       *By:  /s/  JOHN D. BELETIC
           ----------------------------------
               John D. Beletic
              Attorney-in-fact

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


                        ON FINANCIAL STATEMENT SCHEDULES



To the Board of Directors and Stockholders of


PageMart Wireless, Inc.:



     We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements of PageMart Wireless, Inc. and subsidiaries included in this Registration Statement on Form S-1 and have issued our report thereon dated February 12, 1996. Our audit was made for the purpose of forming an opinion on those financial statements taken as a whole. Schedules I and II are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.



                                            ARTHUR ANDERSEN LLP



Dallas, Texas,


February 12, 1996

          SCHEDULE I -- CONDENSED FINANCIAL INFORMATION OF REGISTRANT


                            PAGEMART WIRELESS, INC.
                                (PARENT COMPANY)

                            CONDENSED BALANCE SHEET
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                     ASSETS


                                                                                  DECEMBER 31,
                                                                                      1995
                                                                                  ------------
Current assets:
  Cash and cash equivalents.....................................................   $   17,075
  Accounts receivable, net......................................................       11,424
  Prepaid expenses and other current assets.....................................           52
                                                                                  ------------
     Total current assets.......................................................       28,551
Investment in PageMart PCS, Inc.................................................       95,912
Investment in PageMart, Inc.....................................................      (27,022)
Deferred debt issuance costs, net...............................................        5,741
                                                                                  ------------
          Total assets..........................................................   $  103,182
                                                                                   ==========
                            LIABILITIES AND STOCKHOLDERS' DEFICIT
Other current liabilities.......................................................   $      360
Long-term debt..................................................................      114,865
Stockholders' deficit:
  Common stock $.0001 par value per share, 60,000,000 shares authorized,
     33,710,053 shares issued at December 31, 1995..............................            3
  Additional paid-in capital....................................................      154,601
  Accumulated deficit...........................................................     (166,090)
  Stock subscription receivable.................................................         (557)
                                                                                  ------------
     Total stockholders' deficit................................................      (12,043)
                                                                                  ------------
          Total liabilities and stockholders' deficit...........................   $  103,182
                                                                                   ==========


                             See accompanying notes

                            PAGEMART WIRELESS, INC.
                                (PARENT COMPANY)

                       CONDENSED STATEMENT OF OPERATIONS

                                 (IN THOUSANDS)


                                                                                  DECEMBER 31,
                                                                                      1995
                                                                                  ------------
Operating loss..................................................................    $      0
Other (income) expense:
  Equity in net loss of subsidiaries............................................      38,858
  Interest expense..............................................................      15,521
  Interest income...............................................................      (1,266)
                                                                                    --------
          Total other (income) expense..........................................      53,113
                                                                                    --------
Net loss........................................................................    $(53,113)
                                                                                    ========

                             See accompanying notes

                            PAGEMART WIRELESS, INC.
                                (PARENT COMPANY)

                       CONDENSED STATEMENT OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)


                                                                                   YEAR ENDED
                                                                                  DECEMBER 31,
                                                                                      1995
                                                                                  ------------
Net cash provided by operating activities.......................................    $  1,623
                                                                                    --------
Cash flows from investing activities:
  Investment in PageMart PCS, Inc...............................................     (96,287)
                                                                                    --------
     Net cash used in investing activities......................................     (96,287)
                                                                                    --------
Cash flows from financing activities:
  Proceeds from issuance of senior discount notes, net..........................      95,001
  Proceeds from issuance of common stock........................................      29,578
  Proceeds from issuance of common stock under the stock option/stock issuance
     plan.......................................................................          31
  Purchase of accounts receivable from subsidiary...............................     (11,424)
  Deferred debt issuance costs incurred for Revolving Credit Agreement..........      (1,447)
                                                                                    --------
     Net cash provided by financing activities..................................     111,739
                                                                                    --------
Net increase in cash and cash equivalents.......................................      17,075
Cash and cash equivalents, beginning of period..................................          --
                                                                                    --------
Cash and cash equivalents, end of period........................................    $ 17,075
                                                                                    ========


                             See accompanying notes

                            PAGEMART WIRELESS, INC.
                                (PARENT COMPANY)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION


     PageMart, Inc. ("PageMart") was incorporated as a Delaware corporation on May 8, 1989, to provide wireless messaging products and services. In January 1995, PageMart effected a corporate reorganization pursuant to which PageMart Nationwide, Inc., a Delaware corporation, became the holding company parent of PageMart. In December 1995, the corporate name was changed from PageMart Nationwide, Inc. to PageMart Wireless, Inc. (the "Company").



     In the parent-company-only financial statements, the Company's investment in subsidiaries is stated at cost less equity in losses of subsidiaries since date of inception. The Company's share of net losses of its unconsolidated subsidiaries is included in consolidated net loss using the equity method. Parent-company-only financial statements should read in conjunction with the Company's consolidated financial statements.


2. LONG-TERM DEBT

     In January 1995, the Company completed an offering of 15% Senior Discount Notes due 2005 and 725,445 shares of non-voting common stock, par value $.0001 per share (the "Unit Offering"). Net proceeds from the Unit Offering were approximately $100 million, of which approximately $5.1 million was allocated to the non-voting common stock. The amount of 15% Senior Discount Notes outstanding at December 31, 1995, was $114,865. The 15% Senior Discount Notes due 2005 (the "15% Notes") have a principal amount at maturity of $207.3 million with an initial accreted value of $100 million. The 15% Notes mature on February 1, 2005. From and after August 1, 2000, interest on the 15% Notes will be payable semiannually in cash at the rate of 15% per annum. The 15% Notes are redeemable at any time on or after February 1, 2000, at the option of the Company in whole or in part, at 105% of their principal amount at maturity, plus accrued and unpaid interest, declining to 100% of their principal amount at maturity plus accrued interest on and after February 1, 2002. In addition, at any time prior to February 1, 1998, up to 35% of the accreted value of the 15% Notes may be redeemed at a redemption price of 112.5% of their accreted value on the redemption date at the option of the Company in connection with a public offering of its common stock.

     In June 1995, the Company commenced an exchange offer pursuant to an effective registration statement whereby all outstanding 15% Notes were exchanged for the Company's 15% Senior Discount Exchange Notes.

     On May 11, 1995, the Company entered into the Revolving Credit Agreement which provides for a $50 million revolving line of credit. As of December 31, 1995, there were no loans outstanding under the Revolving Credit Agreement. The maximum amount available under the Revolving Credit Agreement at any time is limited to a borrowing base amount equal to the lesser of (i) a specified percentage of eligible accounts receivable and inventory owned by the Company, and (ii) an amount equal to the service contribution (as defined in the Revolving Credit Agreement) of the Company for the immediately preceding three-month period times 4.0 (or 4.5, at times prior to December 31, 1995). The interest rate applicable to loans under the Revolving Credit Agreements is, at the option of the Company, either at a prime rate plus 1 1/4% or a Eurodollar rate plus 2 1/2%. Commitments under the Revolving Credit Agreement expire and all loans will be due and payable on March 31, 1999.

     The Revolving Credit Agreement contains certain covenants that, among other things, limit the ability of the Company to incur indebtedness, make capital expenditures and investments, pay dividends, repurchase capital stock, engage in transactions with affiliates, create liens, sell assets, or engage in mergers or consolidations, and also requires the Company to maintain certain financial ratios.


     The Revolving Credit Agreement is secured by all trade receivables and inventory owned by the Company from time to time and by all of the capital stock of PageMart owned by the Company. As of December 31, 1995, the maximum amount available under the Revolving Credit Agreement was $28.2 million.

                    PAGEMART WIRELESS, INC. AND SUBSIDIARIES

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                                 (IN THOUSANDS)

                                                        COLUMN C
                                                        ADDITIONS
                                     COLUMN B    -----------------------
                                    BALANCE AT   CHARGED TO   CHARGED TO                  COLUMN E
             COLUMN A               BEGINNING    COSTS AND      OTHER       COLUMN D     BALANCE AT
            DESCRIPTION             OF PERIOD     EXPENSES     ACCOUNTS    DEDUCTIONS   END OF PERIOD
- ----------------------------------- ----------   ----------   ----------   ----------   -------------
Allowance for Doubtful Accounts
Year Ended December 31, 1995.......   $1,388       $6,135         $0         $2,989(a)     $ 4,534
Year Ended December 31, 1994.......   $1,172       $6,590         $0         $6,374(a)     $ 1,388
Year Ended December 31, 1993.......   $  708       $1,273         $0         $  809(a)     $ 1,172

- ---------------

(a) Accounts written off as uncollectible, net of recoveries.

                                 EXHIBIT INDEX


                                                                                     SEQUENTIALLY
  EXHIBIT                                                                             NUMBERED
    NO.                               DESCRIPTION OF EXHIBIT                            PAGES
- ------------  ----------------------------------------------------------------------------------
 1.1***       -- Underwriting Agreement.
 3(i)*****    -- Restated Certificate of Incorporation of PageMart Wireless, Inc.
 3(ii)*       -- By-laws of PageMart Nationwide, Inc.
 3(iii)*****  -- Certificate of Amendment to Restated Certificate of Incorporation of
                 PageMart Wireless, Inc.
 4.1****      -- Specimen certificate for Class A Common Stock
 4.2**        -- Indenture, dated as of October 19, 1993, between PageMart, Inc. and
                 United States Trust Company of New York, as Trustee, relating to the
                 12 1/4% Senior Discount Notes due 2003
 4.3**        -- Indenture dated as of January 17, 1995 between PageMart Nationwide,
                 Inc. and United States Trust Company of New York, as Trustee,
                 relating to the 15% Senior Discount Notes due 2005
 5.1****      -- Opinion of Davis Polk & Wardwell as to the legality of the Common
                 Stock
10.1**        -- Warrant Agreement, dated as of October 19, 1993, between PageMart,
                 Inc. and United States Trust Company of New York, as Warrant Agent,
                 relating to the Warrants to purchase Common Stock of the Company.
10.2**        -- Telecommunications Service Agreement, dated May 29, 1992, between
                 PageMart, Inc. and WilTel, Inc.
10.3**        -- Equipment Lease Agreement, dated May 20, 1992, between PageMart,
                 Inc. and Glenayre Electronics, Inc.
10.4**        -- First Addendum to Equipment Lease Agreement, dated May 20, 1992, between PageMart, Inc. and Glenayre Electronics, Inc.
10.5**        -- Amendment No. 2 to Equipment Lease Agreement, dated October 18,
                 1993, between PageMart, Inc. and Glenayre Electronics, Inc.
10.6**        -- Lease Agreement and Addendum, dated January 10, 1990, between
                 Kingston Houston Partners I, Ltd. and PageMart, Inc.
10.7**        -- Expansion and Extension of Lease Agreement, dated April 7, 1993, between Kingston Houston Partners I, Ltd. and PageMart, Inc.
10.8**        -- Office Lease Agreement, dated January 29, 1992, between Dallas
                 Central Development Corp. and PageMart, Inc.
10.9**        -- First Amendment to Office Lease Agreement, dated July 29, 1992, between Fulcrum Central Ltd., as successor in interest to Dallas
                 Central Development Corp., and PageMart, Inc.
10.10**       -- Second Amendment to Office Lease Agreement, dated December 1, 1992, between Fulcrum Central Ltd., as successor in interest to Dallas
                 Central Development Corp., and PageMart, Inc.
10.11**       -- Third Amendment to Office Lease Agreement, dated December 29, 1992, between Fulcrum Central Ltd., as successor in interest to Dallas
                 Central Development Corp., and PageMart, Inc.
10.12**       -- Fourth Amendment to Office Lease Agreement, dated July 21, 1993, between Fulcrum Central Ltd., as successor in interest to Dallas
                 Central Development Corp., and PageMart, Inc.

                                                                                     SEQUENTIALLY
  EXHIBIT                                                                             NUMBERED
    NO.                               DESCRIPTION OF EXHIBIT                            PAGES
- ------------  ----------------------------------------------------------------------------------
10.13**       -- License Agreement, dated May 12, 1994, between PageMart, Inc., licensee, and International Business Machines Corporation, licensor.
10.14**       -- Sales Contract, dated January 21, 1994, between PageMart, Inc., buyer, and Mitsui Comtek Corporation, seller.
10.15**       -- Resale Agreement, dated November 1, 1993, between PageMart, Inc., licensor, and GTE Service Corporation, licensee.
10.16**       -- Financing and Security Agreement between Motorola and Pagemart, Inc.
                 dated May 18, 1994.
10.17**       -- Subscription Agreement, dated June 9, 1994, between PageMart, Inc.
                 and Fomento Empresarial Regiomontano, S.A. de C.V.
10.18**       -- Letter of Intent, dated June 9, 1994, between PageMart, Inc. and
                 Fomento Empresarial Regiomontano, S.A. de C.V.
10.19*        -- Strategic Alliance Agreement No. 1, dated September 15, 1994, between GTE Service Corporation and PageMart, Inc.
10.20*        -- Strategic Alliance Agreement No. 2, dated October 13, 1994, between
                 GTE Service Corporation and PageMart, Inc.
10.21*        -- Secured promissory note of John D. Beletic, as Maker, in favor of
                 PageMart, Inc. dated January 28, 1994, in the amount of $97,800.
10.22*        -- Secured promissory note of John D. Beletic, as Maker, in favor of
                 PageMart, Inc. dated November 29, 1994, in the amount of $200,000.
10.23*        -- Agreement of Reorganization and Plan of Merger, dated as of December
                 5, 1994, between PageMart, Inc., PageMart Nationwide, Inc. and PM
                 Merger Corp.
10.24*        -- Registration Rights Agreement dated as of January 17, 1995 between
                 PageMart Nationwide, Inc. and Morgan Stanley & Co. Incorporated.
10.25++       -- PageMart Nationwide, Inc. Third Amended and Restated 1991 Stock
                 Option Plan and Third Amended and Restated 1991 Stock Issuance Plan.
10.26**       -- Satellite Services and Space Segment Lease Agreement, dated January
                 2, 1995, between PageMart, Inc. and SpaceCom Systems, Inc.
10.27**       -- Credit Agreement, dated as of May 11, 1995, by and among PageMart
                 Nationwide, Inc., the Lenders named therein, BT Commercial
                 Corporation, as Agent, and Bankers Trust Company, as Issuing Bank
10.28**       -- Subscription Agreement, dated as of May 11, 1995, by and among
                 PageMart Nationwide, Inc. and the investors named therein
10.29+        -- Amended and Restated Agreement Among Certain Stockholders of
                 PageMart Nationwide, Inc. dated as of September 19, 1995
10.30*****    -- Secured promissory note of John D. Beletic, as Maker, in favor of
                 PageMart Nationwide, Inc. dated May 11, 1995, in the amount of
                 $21,000.
10.31*****    -- Subscription Agreement dated as of July 7, 1995 among PageMart
                 Nationwide, Inc., PageMart Canada Holding Corporation and TD Capital
                 Group Ltd.
10.32*****    -- Agreement Among Stockholders among PageMart Nationwide, Inc.,
                 PageMart International, Inc., TD Capital Group Ltd., PageMart Canada
                 Holding Corporation and PageMart Canada Limited.

                                                                                     SEQUENTIALLY
  EXHIBIT                                                                             NUMBERED
    NO.                               DESCRIPTION OF EXHIBIT                            PAGES
- ------------  ----------------------------------------------------------------------------------
10.33*****    -- Equipment Purchase Agreement between Motorola, Inc. and PageMart
                 Wireless, Inc.(1)
10.34*****    -- Technology Asset Agreement dated as of December 1, 1995 between
                 Motorola, Inc. and PageMart Wireless, Inc.(1)
10.35*****    -- Form of PageMart Wireless, Inc. Employee Stock Purchase Plan
10.36*****    -- Nonqualified Formula Stock Option Plan for Non-Employee Directors
11.1*****     -- Computation of earnings (loss) per share.
21.1*****     -- PageMart Wireless, Inc. Subsidiaries.
23.1***       -- Consent of Arthur Andersen LLP.
23.2          -- Consent of Davis Polk & Wardwell (included in Exhibit 5.1)
24.1*****     -- Power of Attorney (included on signature page).
27.1***       -- Financial Data Schedule for the year ended December 31, 1995 and the three months ended March 31, 1996.


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     * Each of these exhibits is hereby incorporated by reference to the Form
       10-K of the Company for the fiscal year ended December 31, 1994.

   ** Each of these exhibits is hereby incorporated by reference to the Registration Statement on Form S-1 of the Company (Reg. No. 33-91142).

  *** Filed herewith.

 **** To be filed by amendment.


***** Previously filed.


     + Each of these exhibits is hereby incorporated by reference to the Form
       8-K of the Company dated October 6, 1995.

   ++ Each of these exhibits is hereby incorporated by reference to the Registration Statement on Form S-8 of the Company (Reg. No. 33-98116).

  (1) The Company has requested confidential treatment for certain portions of this agreement.